FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Table of Contents

Item
1.	2Q2011 Earnings Release
2.	1H 2011 Financial Statements (Spanish)

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/

Name:	Juan Pedro Santa María
Title:	General Counsel
Date: August 9, 2011

3

SECOND QUARTER 2011
EARNINGS REPORT

CONTACT INFORMATION	Santiago, Chile
Robert Moreno	Tel: (562) 320-8284
Manager, Investor Relations Department	Fax: (562) 671-6554
Banco Santander Chile	Email: rmorenoh@santander.cl
Bandera 140 Piso 19	Website: www.santander.cl

SECTION 1: SUMMARY OF RESULTS

Net income increases 21.7% QoQ in 2Q11

In 2Q11, net income attributable to shareholders1 totaled Ch$141,512 million (Ch$0.75 per share and US$1.66/ADR2). Compared to 1Q11 (from now on QoQ) net income increased 21.7%. Compared to 2Q10 (from now on YoY) net income increased 1.9%.

ROE reaches 30.5% in 2Q11. Core capital at 9.8%

With these results, the Bank’s ROAE reached 30.5% in 2Q11. The Bank currently has one of the highest ROEs and capitalization levels in the Chilean financial system. Voting common shareholders’ equity is the sole component of our Tier I capital and represented 9.8% of risk-weighted assets. The BIS ratio reached 13.4% as of June 30, 2011.  On April 27, 2011, the Bank paid its annual dividend of Ch$1.52 per share, 10.6% more than in 2010 and equivalent to 60% of 2010 earnings attributable to shareholders. At the record date in Chile, the dividend yield was 3.7%. The Bank has not issued shares since 2002 and dividends per share have increased for the last five years in a row.

Evolution of Quarterly ROE (%)

Positive core deposit growth

Total deposits increased 4.6% QoQ. Demand deposits increased 3.1% in the same period and time deposits were up 5.3%. Core deposits (non-institutional deposits) increased 4.5% QoQ and 36.5% YoY. As short-term interest rates went up in the quarter, the Bank proactively increased its cheaper core deposit base. The Bank’s market share in total deposits has increased 60 basis points in the last 12 months to 19.1%.

Strong loan growth in the quarter

In 2Q11, total loans increased 3.9% QoQ and 19.5% YoY. Higher yielding retail loans – which include loans to individuals and small and middle-sized companies, SMEs - increased 3.3% QoQ (15.7% YoY) in 2Q11. Consumer loans increased 2.8% QoQ and 20.3% YoY. This positive evolution was driven by credit cards loans that expanded 4.2% QoQ and 37.8% YoY as the Bank’s market share in the credit card business continues to rise.

1 The results in this report are unaudited.
2 Earnings per ADR was calculated using the Observed Exchange Rate of Ch$471.13 per US$ as of June 30, 2011.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

2

Operating income, net of provisions and costs* increases 2.8% QoQ and 6.8% YoY in 2Q11

Operating income, net of provisions and costs
(Ch$ million)	1Q11	YoY Chg.	QoQ Chg.
Net interest income	247,414	1.9%	8.2%
Provision for loan losses	(56,874)	(3.8)%	16.8%
Net interest income, net of provisions	190,540	3.7%	5.9%
Fee income	72,050	10.6%	0.9%
Financial transactions	29,076	16.1%	11.0%
Operating expenses	(125,161)	6.1%	8.2%
Operating income, net of provisions & costs*	166,505	6.8%	2.8%
* Excludes Other operating income and expenses

Operating income, net of provisions and costs, an indicator or recurring revenue generation increased 2.8% QoQ and 6.8% YoY in 2Q11. Net interest income increased 8.2% QoQ and 1.9% YoY. The Net interest margin (NIM) in 2Q11 reached 5.2% compared to 5.1% in 1Q11 and 6.1% in 2Q10. Compared to 2Q10, the decline in net interest income and NIM was mainly due to higher short-term interest rates, which increased our funding costs. The Central Bank has increased short-term interest rates by 425 basis points to 5.25% in the last twelve months. The Bank’s liabilities have a shorter duration than assets and, therefore, re-price more quickly in a rising interest rate environment. Compared to 1Q11, the increase in the Bank’s net interest income and NIM was mainly due to the higher yield earned on interest earning assets.

NIMs after provision expense have remained relatively stable for the past 6 quarters, as the higher funding costs has been offset by improvements in asset quality. The Bank’s NIM after provision expenses reached 4.0% in 2Q11. Asset quality indicators remained stable in the quarter. The Risk Index, which measures the percentage of loans the banks must provision for given their internal models and the Superintendency of Banks guidelines, remained stable QoQ at 2.9%. The NPL ratio as of June 2011 reached 2.6% compared to 2.5% as of March 2011 and 2.9% as of June 2010.

3Q10 provision expense is net of provisions reversals of Ch$25.7 bn.  4Q10 provision expense excludes Ch$39.8 billion one-time provision charge related to the change in methodology of provisioning for large commercial loans.

Provision expense in the quarter increased 16.8% QoQ and decreased 3.8% YoY. This was mainly due to (i) the Bank has strengthened its provisioning model for residential mortgage lending in 2Q11. This in line with our strategic objective of accelerating retail lending growth, while maintaining a proactive stance regarding credit risk. This signified an additional Ch$3,252 million in provisions for residential mortgage loans in the quarter. For more details on the new model, see Annex 1, (ii) provisions related to La Polar. The bank has a total exposure of Ch$6,835 million to this company and set aside Ch$1,872 million in provisions for this loan position in 2Q11, and (iii) higher lending volumes.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

3

Operating expenses in 2Q11 increased 8.2% QoQ and 6.1% YoY. The efficiency ratio reached 36.5% in 2Q11 a 100bp improvement compared to 1Q11 efficiency levels. The increase in personnel and administrative expenses was mainly due to greater commercial activity, which increased variable incentives, marketing and general expenses. The higher inflation also fueled administrative cost growth as approximately 2/3 of operating expenses are linked to inflation.

ROAE reaches 27.9% in 1H11

Operating income, net of provisions and costs
(Ch$ million)	1H11	YoY Chg.
Net interest income	476,097	0.8%
Provision for loan losses	(105,548)	(19.2)%
Net interest income, net of provisions	143,439	12.5%
Fee income	143,439	12.5%
Financial transactions	55,269	1.2%
Operating expenses	(240,849)	8.5%
Operating income, net of provisions & costs*	328,408	8.8%
* Excludes Other operating income and expenses

In the first half of 2011 (1H11), net income attributable to shareholders totaled Ch$257,810 million (Ch$1.37 per share and US$3.02/ADR). Net income was flat compared to 1H10. Return on average equity reached 27.9% in 1H11, among the highest in the Chilean financial system. Operating income, net of provisions and costs increased 8.8% compared to 1H10. Net interest income, net of provision expenses increased 12.5% compared to 1H10. Fee income in the first half of 2010 grew 12.5% YoY as product usage and cross-selling indicators continued to improve. Finally, operating expenses rose 8.5% mainly driven by higher expenses to support stronger business activity, especially in retail banking. The efficiency ratio in 1H10 reached 37.0%.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

4

Banco Santander Chile: Summary of Quarterly Results

	Quarter			Change %
(Ch$ million)	2Q11	1Q11	2Q10	2Q11 / 2Q10	2Q11 / 1Q11
Net interest income	247,414	228,683	242,782	1.9%	8.2%
Fee income	72,050	71,389	65,158	10.6%	0.9%
Core revenues	319,464	300,072	307,940	3.7%	6.5%
Financial transactions, net	29,076	26,193	25,041	16.1%	11.0%
Provision for loan losses1	(56,874)	(48,674)	(59,106)	(3.8)%	16.8%
Operating expenses	(125,161)	(115,688)	(117,987)	6.1%	8.2%
Operating income, net of provisions and costs	166,505	161,903	155,888	6.8%	2.8%
Other operating & Non-op. Income	(24,993)	(45,605)	(17,065)	46.5%	(45.2)%
Net income attributable to shareholders	141,512	116,298	138,823	1.9%	21.7%
Net income/share (Ch$)	0.75	0.62	0.74	1.9%	21.7%
Net income/ADR (US$)2	1.66	1.33	1.41	17.5%	24.5%
Total loans3	17,422,041	16,774,368	14,582,467	19.5%	3.9%
Customer funds	16,442,888	15,866,754	14,872,739	10.6%	3.6%
Shareholders’ equity	1,866,467	1,905,690	1,665,326	12.1%	(2.1)%
Net interest margin	5.2%	5.1%	6.1%
Efficiency ratio	36.5%	37.5%	34.9%
Return on average equity4	30.5%	25.0%	33.8%
NPL5 / Total loans	2.6%	2.5%	2.8%
Coverage NPLs6	111.9%	118.2%	94.4%
PDLs/ Total loans	1.23%	1.29%	1.38%
Coverage PDLs7	235.86%	226.33%	195.53%
Risk index8	2.90%	2.92%	2.69%
BIS ratio	13.4%	14.1%	14.1%
Branches	487	506	499
ATMs	1,946	2,017	1,871
Employees	11,516	11,115	11,133
1.
The Bank reclassified Ch$ 3,154 million in provisions for off balance sheet contingent loans recognized 2Q10 as Other operating expenses and as a Non-credit provision in the Bank’s liabilities to Provisions for loan losses and Loan loss allowances with no impact on net income.

2.
The change in earnings per ADR may differ from the change in earnings per share due to the exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate of Ch$471.13 per US$ as of June 30, 2011.

3.	Excludes interbank loans.
4.	Annualized quarterly Net income attributable to shareholders / Average equity attributable to shareholders.
5.	NPLs: Non-performing loans; full balance of loans with one installment 90 days or more overdue.
6.	Loan loss allowances / NPLs.
7.	PDLs: Past due loans; all loan installments that are more than 90 days overdue.
8.	Risk Index: Loan loss allowances / Total loans; measures the percentage of loans the banks must provision for given their internal models and the Superintendency of Banks guidelines.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

5

SECTION 2: BALANCE SHEET ANALYSIS

LOANS

Solid loan growth

Loans	Quarter ended,			% Change
(Ch$ million)	Jun-11	Mar-11	Jun-10	Jun. 11 / 10	Jun. / Mar. 11
Total loans to individuals1	9,026,697	8,652,205	7,715,031	17.0%	4.3%
Consumer loans	2,893,038	2,815,118	2,404,128	20.3%	2.8%
Residential mortgage loans	4,909,630	4,758,712	4,360,496	12.6%	3.2%
SMEs	2,455,349	2,467,951	2,210,170	11.1%	(0.5)%
Total retail lending	11,482,046	11,120,156	9,925,201	15.7%	3.3%
Institutional lending	372,939	352,593	330,980	12.7%	5.8%
Middle-Market & Real estate	3,625,439	3,562,558	2,983,741	21.5%	1.8%
Corporate	1,950,992	1,757,732	1,347,855	44.7%	11.0%
Total loans 2	17,422,041	16,774,368	14,582,467	19.5%	3.9%
1.	Includes consumer loans, residential mortgage loans and other commercial loans to individuals.
2.	Total loans gross of loan loss allowances. Total loans include other non-segmented loans and excludes interbank loans.

In 2Q11, total loans increased 3.9% QoQ and 19.5% YoY. In 2Q11, the Chilean economy continued to grow at robust rates led by increases in private consumption and investment. This continues to be an important driver for loan demand. Unemployment figures have also been better than expected as well as wage growth. This has boosted the Bank’s credit activity in all segments.

Higher yielding loans to individuals, which include consumer, mortgage and commercial loans to high-income individuals, led loan growth with an increase of 4.3% QoQ in 2Q10. Consumer loans increased 2.8% QoQ and 20.3% YoY. This positive evolution was driven by credit cards loans that expanded 4.2% QoQ and 37.8% YoY as the Bank’s market share in the credit card business continues to rise. Credit cards are the bank’s highest yielding product that also generate fee income and save costs by lowering the amount of checks written. The Bank’s strategy of forming joint-ventures and co-branding alliances for its credit card products and the positive economic environment is driving the growth of our credit card business. Residential mortgage loans increased 3.2% QoQ (12.6% YoY), as long-term rates remained attractive and demand for purchasing housing continues to rise.

Lending to SMEs (defined as companies that sell less than Ch$1,200 million per year) decreased 0.5% QoQ (+11.1% YoY). Loan growth in this segment decelerated in the quarter as the Bank focused on smaller SMEs, which generate higher spreads. This lowered loan growth, but should have a positive impact on margins and profitability going forward. This strategy also lowered credit growth in the middle market (comprised of companies with annual sales between Ch$1,200 million and Ch$10.000 million per year) in which loans grew 1.8% QoQ (21.5% YoY).

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

6

Corporate lending (companies with sale over Ch$10,000 million per year or that are part of a large foreign or local economic group) increased organically 11.0% QoQ (44.7% YoY). The Bank’s international funding costs are currently lower than many European and U.S. banks, permitting us to participate more actively in this segment. This should allow the Bank not only to increase its lending business, but also, to enhance its profitable non-lending businesses with these companies.

FINANCIAL INVESTMENTS

Increasing the yield of the Bank’s liquidity position

Financial investments	Quarter			Change %
(Ch$ million)	Jun-11	Mar-11	Jun-10	Jun. 11 / 10	Jun. / Mar. 11
Trading investments	609,331	267,952	812,454	(25.0)%	127.4%
Available-for-sale investments	2,627,373	1,660,746	1,341,296	95.9%	58.2%
Total financial investments	3,236,704	1,928,698	2,153,750	50.3%	67.8%

In the quarter, the Bank’s financial investments increased 67.8% QoQ and 50.3% YoY. This was mainly due to the change in the Bank’s regulatory liquidity model, which permitted the Bank to shift approximately Ch$895,000 million, previously invested as cash at the Chilean Central Bank overnight rate, to longer dated Chilean Central Bank bonds classified as available-for-sale financial investments. This should have a positive impact on net interest income given the higher yield the Bank will be obtaining on its liquidity position. The Bank’s financial investment portfolio is comprised mainly of Chilean Central Bank bonds.

Composition of Financial Investment Portfolio (June 2011)

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

7

FUNDING

Deposits grow 4.6% QoQ and 17.1% YoY. Deposit market share increases 60 basis points in 12 months.

Funding	Quarter ended,			% Change
(Ch$ million)	Jun-11	Mar-11	Jun-10	Jun. 11 / 10	Jun. / Mar. 11
Demand deposits	4,450,290	4,315,563	4,168,884	6.8%	3.1%
Time deposits	8,856,102	8,408,818	7,193,376	23.1%	5.3%
Total deposits	13,306,392	12,724,381	11,362,260	17.1%	4.6%
Mutual funds	3,136,413	3,142,373	3,510,479	(10.7)%	(0.2)%
Total customer funds	16,442,805	15,866,754	14,872,739	10.6%	3.6%
Loans to deposits1	96.8%	96.9%	99.8%
1.	(Loans - marketable securities that fund mortgage portfolio) / (Time deposits + demand deposits).

Customer funds increased 3.6% in the quarter led by a 4.6% QoQ rise in total deposits. Demand deposits increased 3.1% in the same period and time deposits were up 5.3%. Core deposits (non-institutional deposits) increased 4.5% QoQ. In the quarter, the Bank continued to focus on increasing its core deposit base in line with growth of the loan book. The Bank’s loan to deposit ratio (measured as loans minus marketable securities that fund mortgage portfolio over total deposits) improved to 96.8% as of June 2011 compared to 96.9% as of March 2011 and 99.8% as of June 2010. As of June 2011, 74% of the Bank’s deposits were core deposits. As short-term interest rates went up in the quarter, the Bank proactively increased its cheaper core deposit base. Going forward, as short-term interest rates continue to rise, demand deposit growth should decelerate and time deposit growth should continue to accelerate. The Bank’s market share in total deposits has increased 60 basis points in the last 12 months to 19.1%.

Mutual funds under management decreased 0.2% QoQ. This was mainly due to negative mark-to-market effects on fixed income funds as short-term interest rates increased and a weaker stock market. The Bank’s local equity funds had very limited exposure to Chilean retailer La Polar.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

8

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

ROAE in 2Q11 reached 30.5% with a BIS ratio of 13.4%

Shareholders' Equity	Quarter ended,			Change %
(Ch$ million)	Jun-11	Mar-11	Jun-10	Jun. 11 / 10	Jun. / Mar. 11
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	51,538	51,539	51,539	(0.0)%	(0.0)%
Valuation adjustment	(7,831)	(12,697)	(18,193)	(57.0)%	(38.3)%
Retained Earnings:	931,457	975,545	740,677	25.8%	(4.5)%
Retained earnings prior periods	750,989	1,037,283	560,128	34.1%	(27.6)%
Income for the period	257,810	116,298	257,927	(0.0)%	121.7%
Provision for mandatory dividend	(77,343)	(178,036)	(77,378)	(0.0)%	(56.6)%
Equity attributable to shareholders	1,866,467	1,905,690	1,665,326	12.1%	(2.1)%
Non-controlling interest	31,171	34,486	28,460	9.5%	(9.6)%
Total Equity	1,897,638	1,940,176	1,693,786	12.0%	(2.2)%
ROAE	30.5%	25.0%	33.8%

Shareholders’ equity totaled Ch$1,866,467 million (US$4.0 billion) as of June 30, 2011. ROAE in the quarter reached 30.5%. Voting common shareholders’ equity is the sole component of our Tier I capital and represented 9.8% of risk-weighted assets at the same date. The BIS ratio reached 13.4% as of June 30, 2011.

The reduction in capital between June and March 2011 was due to the annual dividend payment made in April 2011. On April 27, 2011, the Bank paid its annual dividend of Ch$1.52/share, 10.6% more than in 2010 and equivalent to 60% of 2010 earnings attributable to shareholders. At the record date in Chile, the dividend yield was 3.7%.

Capital Adequacy	Quarter ended,			Change %
(Ch$ million)	Jun-11	Mar-11	Jun-10	Jun. 11 / 10	Jun. / Mar. 11
Tier I	1,866,467	1,905,690	1,665,326	12.1%	(2.1)%
Tier II	669,798	642,221	627,608	6.7%	4.3%
Regulatory capital	2,536,265	2,547,912	2,292,934	10.6%	(0.5)%
Risk weighted assets	18,964,803	18,013,990	16,210,259	17.0%	5.3%
Tier I (Core capital) ratio	9.8%	10.6%	10.3%
BIS ratio	13.4%	14.1%	14.1%

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

9

SECTION 3: ANALYSIS OF QUARTERLY INCOME STATEMENT

NET INTEREST INCOME

Net interest income grows 8.2% QoQ as asset yields rise.

Net Interest Income / Margin	Quarter			Change %
(Ch$ million)	2Q11	1Q11	2Q10	2Q11 / 2Q10	2Q11 / 1Q11
Interest income	472,132	378,417	368,919	28.0%	24.8%
Interest expense	(224,718)	(149,734)	(126,137)	78.2%	50.1%
Net interest income	247,414	228,683	242,782	1.9%	8.2%
Average interest-earning assets	19,099,828	17,866,010	15,816,902	20.8%	6.9%
Average loans	17,146,712	16,150,015	14,291,144	20.0%	6.2%
Interest earning asset yield1	9.9%	8.5%	9.3%
Cost of funds2	4.9%	3.5%	3.0%
Net interest margin (NIM)3	5.2%	5.1%	6.1%
Net interest margin net of provisions4	4.0%	4.0%	4.6%
Avg. equity + non-interest bearing demand deposits / Avg. interest earning assets	33.6%	34.3%	36.4%
Quarterly inflation rate5	1.44%	0.57%	0.97%
Avg. Central Bank reference rate	4.73%	3.44%	0.51%
Avg. 10 year Central Bank yield (real)	2.90%	3.09%	3.04%
1.	Interest income divided by interest earning assets.
2.	Interest expense divided by interest bearing liabilities + demand deposits.
3.	Net interest income divided by average interest earning assets annualized.
4.	Net interest income net of provision expenses divided by interest earning assets.
5.	Inflation measured as the variation of the Unidad de Fomento in the quarter.

Net interest income increased 8.2% QoQ and 1.9% YoY. The Net interest margin (NIM) in 2Q11 reached 5.2% compared to 5.1% in 1Q11 and 6.1% in 2Q10. Compared to 2Q10, the decline in net interest income and NIM was mainly due to higher short-term interest rates. The Central Bank has increased short-term interest rates by 425 basis points to 5.25% in the last twelve months. The Bank’s liabilities have a shorter duration than assets and, therefore, re-price more quickly in a rising interest rate environment. This has increased funding costs as reflected in the 78.2% YoY rise in interest expense in the quarter.

Compared to 1Q11, the increase in the Bank’s net interest income and NIM was mainly due to the higher yields earned on interest earning assets. The yields on the Bank’s interest earning asset (interest income divided by average interest earning assets) increased 140 basis points QoQ to 9.9% in the quarter. This improvement was mainly due to: (i) the higher inflation rates, which positively affected margins, as the Bank has more assets than liabilities linked to inflation and (ii) rising loan yields, which are beginning to incorporate the higher interest rate environment.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

10

It is also important to point out that the Bank’s NIM in 2Q11 was affected by the modifications made to the Bank’s regulatory liquidity model. This permitted the Bank to shift very low yielding assets, classified as Cash equivalent and therefore not included as Interest earning assets, to higher yielding Central Bank bonds that are included as Interest earning assets. The Bank shifted approximately Ch$895,000 million from overnight investments with a very low if not negative spread to higher yielding Central Bank instruments with a longer maturity. We estimate that the impact of this change on annual interest income will be approximately Ch$2,500 million. Therefore, the net interest margin in 2Q11 is not entirely comparable to the net interest margin calculated in previous periods. Adjusting for this impact, the net interest margin would have been 5.4% in 2Q10.

NIMs after provision expense have remained relatively stable for the past 6 quarters, as the higher funding costs has been offset by improvements in asset quality. The Bank’s NIM margin after provision expenses reached 4.0% in 2Q11.

PROVISION FOR LOAN LOSSES

Asset quality evolving in line with retail lending growth

Provision for loan losses	Quarter			Change %
(Ch$ million)	2Q11	1Q11	2Q10	2Q11 / 2Q10	2Q11 / 1Q11
Gross provisions	1,041	(130)	(17,166)	(106.1)%	(900.8)%
Charge-offs	(62,578)	(54,179)	(49,506)	26.4%	15.5%
Gross provisions and charge-offs	(61,537)	(54,309)	(66,672)	(7.7)%	13.3%
Loan loss recoveries	4,663	5,635	7,566	(38.4)%	(17.2)%
Net provisions for loan losses1	(56,874)	(48,674)	(59,106)	(3.8)%	16.8%
Total loans2	17,422,041	16,774,368	14,582,467	19.5%	3.9%
Loan loss allowances1	505,887	489,034	392,080	29.0%	3.4%
Non-performing loans3 (NPLs)	452,150	413,775	415,556	8.8%	9.3%
Risk Index4	2.90%	2.92%	2.69%
NPL / Total loans	2.60%	2.47%	2.85%
Coverage ratio of NPLs5	111.9%	118.2%	94.4%
1.
The Bank reclassified Ch$ 3,154 million in provisions for off balance sheet contingent loans recognized 2Q10 as Other operating expenses and as a Non-credit provision in the Bank’s liabilities to Provisions for loan losses and Loan loss allowances with no impact on net income.

2.	Excludes interbank loans.
3.	NPLs: Non-performing loans; full balance of loans with one installment 90 days or more overdue.
4.	Risk Index: Loan loss allowances / Total loans; measures the percentage of loans the banks must provision for given their internal models and the Superintendency of Banks guidelines.
5.	Loan loss allowances / NPLs.

Provision for loan losses in the quarter increased 16.8% QoQ and decreased 3.8% YoY.  The QoQ increase was mainly due to:

i.
Strengthening of the residential mortgage provisioning model. In 2Q11, the Bank improved its provisioning model for residential mortgage lending. This in line with our strategic objective of accelerating retail lending growth while maintaining a proactive stance regarding credit risk. This signified an additional Ch$3,252 million in provisions for residential mortgage loans in the quarter. The Banks is migrating to a model with more parameters to determine the risk level of a client with a mortgage loan. Previously, the main factor for determining the reserve level was non-performance. The total impact of this change on loan loss reserves is expected to be Ch$16,300 million or 0.3% of the Bank’s total mortgage portfolio. Of this total, Ch$11,000 million are related to higher reserves for the Bank’s performing portion of residential mortgage loans and Ch$5,300 million are higher reserves for the impaired portion of residential mortgage loans. The full impact of this change will be recognized in 2011. For more details on the new model, see Annex 1.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

11

ii.	Provisions related to La Polar. The bank has a total exposure of Ch$6,835 million to this company and set aside Ch$1,872 million in provisions for this loan position in 2Q11.
iii.	Higher retail lending volumes. Excluding the factors described above, the growth of gross provision and charge-offs was mainly due to the growth of our consumer loan portfolio.

It is also important to point out that the net provision expense in consumer lending was negatively affected by lower loan loss recoveries. These decreased 17.2% QoQ and 38.4% YoY in 2Q11. This was mainly due to the shift in the Bank’s policy regarding recovery of charged-off loans. For loans that have been charged-off for more than 180 days, the Bank prefers to sell these loans to a third party and focus its recovery efforts on loans that are overdue for less than 90 days and that have not been charged-off. This policy regarding recoveries lowers loan loss recoveries, but the Bank recognizes from time to time a gain in net results from financial transactions from the sale of charged-off loans.

Provision expense in commercial lending decreased 17.5% QoQ and 79.0% YoY mainly due to the positive evolution of asset quality in various sectors because of the favorable economic environment and the recovery of asset quality indicators in the salmon sector.

Net provisions expense by loan product was as follows in 2Q11:

Net provisions by segment	Quarter			Change %
(Ch$ million)	2Q11	1Q11	2Q10	2Q11 / 2Q10	2Q11 / 1Q11
Commercial loans1	(3,865)	(4,683)	(18,419)	(79.0)%	(17.5)%
Residential mortgage loans	(8,904)	(5,222)	(4,021)	121.4%	70.5%
Consumer loans2	(44,105)	(38,769)	(36,666)	20.3%	13.8%
Net provisions for loan losses	(56,874)	(48,674)	(59,106)	(3.8)%	16.8%
1.	Includes net provision expenses for interbank loans.

Asset quality indicators remained stable in the quarter. The Risk Index, which measures the percentage of loans the banks must provision for given their internal models and the Superintendency of Banks guidelines, remained stable QoQ at 2.90%. The NPL ratio as of June 2011 reached 2.60% compared to 2.47% as of March 2011 and 2.85% as of June 2010. This rise in NPLs was mainly due to an increase in NPLs in consumer lending that have grown at a faster rate than the average loan book. The coverage ratio of total NPLs (loan loss allowances over non-performing loans) also reached 111.9% as of June 2011 compared to 118.2% as of March 2011 and 94.4% as of June 2010.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

12

NET FEE INCOME

Solid growth of the client base, cross-selling and product usage in 1H11

Fee Income	Quarter			Change %
(Ch$ million)	2Q11	1Q11	2Q10	2Q11 / 2Q10	2Q11 / 1Q11
Collection fees	16,215	15,488	14,236	13.9%	4.7%
Credit, debit & ATM card fees	16,079	14,786	13,353	20.4%	8.7%
Asset management	10,179	10,953	9,657	5.4%	(7.1)%
Checking accounts & lines of credit	10,025	10,178	10,470	(4.3)%	(1.5)%
Insurance brokerage	9,574	8,815	8,962	6.8%	8.6%
Guarantees, pledges and other contingent operations	5,697	5,818	5,954	(4.3)%	(2.1)%
Fees from brokerage and custody of securities	2,592	3,262	2,098	23.5%	(20.5)%
Other Fees	1,689	2,089	428	294.6%	70803.4%
Total fees	72,050	71,389	65,158	10.6%	0.9%

Net fee income was up 0.9% QoQ and 10.6% YoY as product usage and cross-selling indicators continued to improve in the quarter.
Total clients have increased 9.0% YoY and totaled 3.4 million as of June 2011. The number of clients cross-sold* increased 11.2% in the same period totaling 637,000. Product growth was led by the 18.6% YoY increase in debit cards, mainly in Banefe and the 17.9% YoY increase in number of credit cards. Purchases with Santander Chile’s credit cards increased 27.2% YoY in monetary terms. The Bank’s strategy of forming alliances for co-branding credit cards is driving the greater usage of the Bank’s cards. Fees from credit, debit and ATM cards increased 8.7% QoQ and 20.4% YoY.

YoY evolution of clients and main products (#ths.)
* Cross-sold: For clients in Banefe cross-sold clients are clients with at least two products, one of which is a loan product plus direct deposit. In the Bank a cross-sold clients uses at least 4 products.

Greater commercial activity in retail banking also boosted insurance related fees. Collection fees in 2Q11 increased 4.7% QoQ and 13.9% YoY and fees from our insurance brokerage subsidiary increased 6.8% QoQ and 8.6% YoY. Greater demand for insurance has driven insurance brokerage fees. Going forward, regulatory changes may limit the growth of insurance related fees.

This positive evolution of fees in the quarter was partially offset by the negative impacts of a weaker stock market in the quarter. Fees from asset management decreased 7.1% QoQ. Mutual funds under management decreased 0.2% QoQ and 10.7% YoY. At the same time, fees from the brokerage and custody of securities decreased 20.5% QoQ.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

13

NET RESULTS FROM FINANCIAL TRANSACTIONS

Net results from financial transactions increase 11.0% QoQ and 16.1% YoY

Results from Financial Transactions*	Quarter			Change %
(Ch$ million)	2Q11	1Q11	2Q10	2Q11 / 2Q10	2Q11 / 1Q11
Net income from financial operations	2,027	49,375	44,922	(95.5)%	(95.9)%
Foreign exchange profit (loss), net	27,049	(23,182)	(19,881)	(236.1)%	(216.7)%
Net results from financial transactions	29,076	26,193	25,041	16.1%	11.0%

* These results mainly include the mark-to-market of the Available for sale investment portfolio, realized and unrealized gains of Financial investments held for trading, the interest revenue generated by the Held for trading portfolio, gains or losses from the sale of charged-off loans and the mark-to-market of derivatives. The results recorded as Foreign exchange profits (loss), net mainly includes the translation gains or losses of assets and a liability denominated in foreign currency.

Net results from financial transactions, which include the sum of the net income from financial operations and net foreign exchange profits, totaled a gain of Ch$29,076 million in 2Q11, an increase of 11.0% QoQ and 16.1% YoY. In order to comprehend more clearly these line items, we present them by business area in the table below.

Results from Financial Transactions	Quarter			Change %
(Ch$ million)	2Q11	1Q11	2Q10	2Q11 / 2Q10	2Q11 / 1Q11
Santander Global Connect1 and other client activities	15,045	16,040	16,230	(7.3)%	(6.2)%
Market-making	6,012	9,028	7,522	(20.1)%	(33.4)%
Client treasury services	21,058	25,068	23,752	(11.3)%	(16.0)%
Proprietary trading	6,247	2,971	(66)	—%	110.3%
Sale of loans and charged-off loans	1,623	1,081	2,416	(32.8)%	50.1%
Financial Management (ALCO) and other results	148	(2,927)	(1,062)	(114.0)%	(105.1)%
Non-client treasury services	8,018	1,126	1,288	522.3%	612.3%
Net results from financial transactions	29,076	26,193	25,041	16.1%	11.0%
1.  Santander Global Connect is the Bank’s commercial platform for selling treasury products to our clients.

The quarterly results were mainly driven by Client treasury services, which totaled Ch$21,058 million in 2Q11 - 70% of this line item - despite decreasing 16.0% QoQ and 11.3% YoY. This was mainly due to the decline in our market-making business.

Non-client treasury services benefited in the quarter from declining long-term rates and the appreciation of the peso. This positively affected our proprietary trading results. The Bank also continued recording gains from the sale of charged-off loans, which offset lower loan loss recoveries recognized in provision expense. Other non-client treasury results include in the quarter a gain of Ch$5,705 million from the sale of shares in Visa Inc.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

14

OPERATING EXPENSES AND EFFICIENCY

Efficiency ratio reaches 36.5% in 2Q11

Operating Expenses	Quarter			Change %
(Ch$ million)	2Q11	1Q11	2Q10	2Q11 / 2Q10	2Q11 / 1Q11
Personnel salaries and expenses	(70,655)	(62,841)	(66,002)	7.0%	12.4%
Administrative expenses	(41,535)	(39,502)	(35,707)	16.3%	5.1%
Depreciation and amortization	(12,944)	(13,340)	(12,592)	2.8%	(3.0)%
Impairment	(27)	(5)	(3,686)	(99.3)%	440.0%
Operating expenses	(125,161)	(115,688)	(117,987)	6.1%	8.2%
Efficiency ratio1	36.5%	37.5%	34.9%
1.	Operating expenses / Operating income. Operating income = Net interest income + Net fee income+ Net results from Financial transactions + Other operating income and expenses.

Operating expenses in 2Q11 increased 8.2% QoQ and 6.1% YoY. The efficiency ratio reached 36.5% in 2Q11 a 100bp improvement compared to 1Q11 efficiency levels.

The 12.4% QoQ increase in personnel expenses was mainly due to seasonal factors related to paid-vacation expenses in 1Q11. The 7.0% YoY increase in personnel expenses was mainly due greater commercial activity in various business segments, which results in greater variable incentives for commercial teams. Headcount also increased 3.4% YoY and as of June 30, 2011 totaled 11,516 employees.

Administrative expenses were up 5.1% QoQ and 16.3% YoY. This was also mainly due to greater commercial activity which increased marketing and general expenses. The higher inflation also fueled administrative cost growth as approximately 2/3 of operating expenses are linked to inflation. Branch rent expenses also increased as the Bank in 2010 sold 43 branches, which it now rents. To offset this, in 2Q11, the Bank closed 20 branches that were solely used for collection purposes.

Branches	Jun-10	Mar-11	Jun-11	YoY	QoQ
Santander brand	259	259	259	0.0%	0.0%
Santander Banefe	98	98	98	0.0%	0.0%
Prime	26	33	33	26.9%	0.0%
Super Caja	46	44	44	-4.3%	0.0%
Others*	70	72	53	-24.3%	-26.4%
Total	499	506	487	-2.4%	-3.8%
*  Mainly includes auxiliary tellers, university mini-branches and collection offices.

At the same time, the Bank, in anticipation of a more positive economic environment forecast for the coming years, has been investing in technology and alternative distribution channels. In 2H11, the Bank expects to open approximately 15 branches and has already begun an important investment program in CRM technology, client service and new credit scoring models for residential mortgage loans and SMEs. These projects should drive stronger revenue growth while increasing productivity.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

15

OTHER INCOME AND EXPENSES

Other Income and Expenses	Quarter			Change %
(Ch$ million)	2Q11	1Q11	2Q10	2Q11 / 2Q10	2Q11 / 1Q11
Other operating income	3,309	2,550	19,160	(82.7)%	29.8%
Other operating expenses	(8,800)	(20,613)	(13,703)	(35.8)%	(57.3)%
Other operating income, net	(5,491)	(18,063)	5,457	(200.6)%	(69.6)%
Income from investments in other companies	552	575	223	147.5%	(4.0)%
Income tax expense	(19,416)	(26,501)	(24,163)	(19.6)%	(26.7)%
Income tax rate	12.0%	18.4%	15.0%

Other operating income, net, totaled Ch$-5,491 million in 2Q11. Other operating income totaled Ch$3,309 million, increasing 29.8% QoQ and decreasing 82.7% YoY. The QoQ increase was mainly due to better results from the sale of repossessed assets and higher results from the recovery of non-credit related provisions for contingencies. The decline compared to 2Q10 was mainly due to the Ch$12,975 million gain recognized from the sale of 16 branches in 2Q10.

Other operating expenses declined 57.3% QoQ and 35.8% YoY. This was mainly due to lower costs related to repossessed assets and lower provisions for non-credit contingencies.

Income tax expense decreased 26.7% QoQ and 19.6% YoY. The statutory corporate tax rate in Chile in 2011 is 20% compared to 17% last year. In 2012, the statutory corporate tax rate will decline to 18.5% and in 2013, it will return to 17%.  The Bank’s effect tax rate tends to be below the statutory rate, since for tax purposes, the Bank still recognizes a loss from the price level restatement of its capital. As the inflation accelerated in 2Q11, the tax loss from price level restatement also increased. In addition, in 2Q11, the Bank recognized a tax benefit from real estate taxes (contribuciones) paid over assets it has leased to clients. For these reason, the effective tax rate was only 12% in the quarter. In future quarters, it should be closer to 18% (20% minus the expected price level restatement of capital).

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

16

SECTION 4: CREDIT RISK RATINGS

International ratings

The Bank has credit ratings from three leading international agencies.

Moody’s	Rating
Foreign currency bank deposits	Aa3
Senior bonds	Aa3
Subordinated debt	A1
Bank Deposits in Local Currency	Aa3
Bank financial strength	B-
Short-term deposits	P-1

Standard and Poor’s (Outlook Positive)	Rating
Long-term Foreign Issuer Credit	A+
Long-term Local Issuer Credit	A+
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1

Fitch	Rating
Foreign Currency Long-term Debt	AA-
Local Currency Long-term Debt	AA-
Foreign Currency Short-term Debt	F1+
Local Currency Short-term Debt	F1+
Viability rating	A+
Individual rating	B

Local ratings:

Our local ratings, the highest in Chile, are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	Level 2	1CN1
Short-term deposits	N1+	Level 1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+
Outlook	Stable	Stable

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

17

SECTION 5: SHARE PERFORMANCE
As of June 2011

Ownership Structure:

ADR price (US$) 1H11
06/30/11:	93.81
Maximum (1H11):	93.81
Minimum (1H11):	76.06

Market Capitalization: US$17,017 million

P/E 12 month trailing*:	16.7
P/BV (06/30/11)**:	4.26
Dividend yield***:	3.7%

*	Price as of June 30, 2011 / 12mth. earnings
**	Price as of June 30, 2011 / Book value as of 06/30/11
***	Based on closing price on record date of last dividend payment.

Average daily traded volumes 1H11
US$ million

Local share price (Ch$) 1H11

06/30/11:	42.23
Maximum (1H11):	43.65
Minimum (1H11):	35.63

Dividends:

Year paid	Ch$/share	% of previous year
		earnings
2007:	0.99	65%
2008:	1.06	65%
2009:	1.13	65%
2010:	1.37	60%
2011:	1.52	60%

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

18

ANNEX 1: NEW PROVISIONING MODEL FOR RESIDENTIAL MORTGAGE LOANS

Prior to June 2011, residential mortgage loans were assigned an allowance level based on credit risk profiles which were determined utilizing a statistical model that considered a borrower’s credit history, including any defaults on obligations to other creditors, as well as the overdue periods on the loans borrowed from us. Once the rating of the client was determined, the allowance for a mortgage loan was calculated using a risk category, which was directly related to days overdue. The following table sets forth the allowance to loan ratios previously used by the Bank. The ratios represent the percentage of required allowance amount to the aggregate amount of the principal and accrued but unpaid interest on the loan.

Previous model Residential mortgage loans		Overdue days
		1-30	31-60	61-120	121-180	181-360	361- 720	>720
Mortgage	Profile 1	0.3%	0.5%	1.2%	2.4%	6.8%	14.1%	28.3%
	Profile 2	1.5%	1.6%	2.5%	4.4%	6.8%	14.1%	28.3%

As of June 2011, residential mortgage loans are assigned an allowance level based on credit risk profiles which were determined utilizing a statistical model that considers: (i) a borrower’s credit history, (ii) if a client is a new client or an existing client, (iii) if the client is a Bank client or a Banefe client and (iv) if this client has been renegotiated in the system.

As of June 2011, the model for determining provisions for residential mortgage loans is as follows. The ratios represent the percentage of required allowance amount to the aggregate amount of the principal and accrued but unpaid interest on the loan.

New model Residential mortgage loans		Performing	Overdue days
			1-29	30-59	60-89	>90 days
Mortgage (Bank client)	New client	0.20%	2.7%	3.6%	4.63%	11.0%
	Existing client	0.29%	1.49%	2.97%	3.7%	11.0%
	Renegotiated client	1.75%	1.75%	1.75%	1.75%	11.0%
Mortgage (Banefe client)	New or existing client	0.35%	2.19%	3.64%	4.72%	11.0%
	Renegotiated client	1.75%	1.75%	1.75%	1.75%	11.0%

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

19

ANNEX 2: BALANCE SHEET

Unaudited Balance Sheet	Jun-11	Jun-11	Mar-11	Dec-10
	US$ths	Ch$mn
Assets
Cash and deposits in banks	2,095,978	980,813	2,238,573	1,762,198
Unsettled transactions	1,778,427	832,215	583,622	374,368
Trading investments	1,302,128	609,331	267,952	379,670
Investments under resale agreements	15,647	7,322	12,038	170,985
Financial derivatives contracts	3,081,024	1,441,765	1,407,937	1,624,378
Interbank loans, net	187,323	87,658	56,893	69,672
Loans and account receivable from customers, net	36,149,490	16,916,154	16,285,333	15,175,975
Available-for-sale investments	5,614,645	2,627,373	1,660,746	1,473,980
Held-to-maturity investments	-	-	-	-
Investments in other companies	16,429	7,688	7,821	7,275
Intangible assets	154,702	72,393	73,460	77,990
Property, plant and equipment	320,188	149,832	151,723	154,985
Current taxes	71,264	33,348	13,402	12,499
Deferred taxes	273,585	128,024	139,701	117,964
Other assets	1,658,258	775,982	657,176	640,937
Total Assets	52,719,090	24,669,898	23,556,377	22,042,876

Liabilities and Equity
Deposits and other demand liabilities	9,510,183	4,450,290	4,315,563	4,236,434
Unsettled transactions	1,338,399	626,304	399,193	300,125
Investments sold under repurchase agreements	680,934	318,643	163,027	294,725
Time deposits and other time liabilities	18,925,494	8,856,185	8,408,818	7,258,757
Financial derivatives contracts	2,884,703	1,349,897	1,321,428	1,643,979
Interbank borrowings	3,912,061	1,830,649	1,708,145	1,584,057
Issued debt instruments	9,690,796	4,534,808	4,445,902	4,190,888
Other financial liabilities	358,299	167,666	172,172	166,289
Current taxes	4,030	1,886	1,999	1,293
Deferred taxes	31,001	14,507	18,528	5,441
Provisions	322,804	151,056	254,862	235,953
Other liabilities	1,005,169	470,369	406,564	261,328
Total Liabilities	48,663,874	22,772,260	21,616,201	20,179,269

Equity
Capital	1,904,697	891,303	891,303	891,303
Reserves	110,136	51,538	51,539	51,539
Valuation adjustment	(16,735)	(7,831)	(12,697)	(5,180)
Retained Earnings:	1,990,505	931,457	975,545	894,136
Retained earnings of prior periods	1,604,851	750,990	1,037,283	560,128
Income for the period	550,935	257,810	116,298	477,155
Minus: Provision for mandatory dividends	(165,280)	(77,343)	(178,036)	(143,147)
Attributable to Bank shareholders	3,988,603	1,866,467	1,905,690	1,831,798
Non-controlling interest	66,612	31,171	34,486	31,809
Total Equity	4,055,215	1,897,638	1,940,176	1,863,607
Total Liabilities and Equity	52,719,090	24,669,898	23,556,377	22,042,876

Figures in US$ have been translated at the exchange rate of Ch$467.95

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

20

ANNEX 3: YEAR-TO-DATE INCOME STATEMENTS

YTD Income Statement Unaudited	Jun-11	Jun-11	Jun-10	Jun. 11 / 10
	US$ths.	Ch$ million		% Chg.

Interest income	1,817,607	850,549	690,157	23.2%
Interest expense	(800,197)	(374,452)	(217,977)	71.8%
Net interest income	1,017,410	476,097	472,180	0.8%
Fee and commission income	392,969	183,890	161,967	13.5%
Fee and commission expense	(86,443)	(40,451)	(34,458)	17.4%
Net fee and commission income	306,526	143,439	127,509	12.5%
Net income from financial operations	109,845	51,402	97,014	(47.0%)
Foreign exchange profit (loss), net	8,264	3,867	(42,400)	--%
Total financial transactions, net	118,109	55,269	54,614	1.2%
Other operating income	12,521	5,859	24,898	(76.5%)
Net operating profit before loan losses	1,454,566	680,664	679,201	0.2%
Provision for loan losses	(225,554)	(105,548)	(130,595)	(19.2%)
Net operating profit	1,229,012	575,116	548,606	4.8%
Personnel salaries and expenses	(285,278)	(133,496)	(121,591)	9.8%
Administrative expenses	(173,174)	(81,037)	(71,760)	12.9%
Depreciation and amortization	(56,168)	(26,284)	(24,933)	5.4%
Impairment	(68)	(32)	(3,702)	(99.1%)
Operating expenses	(514,690)	(240,849)	(221,986)	8.5%
Other operating expenses	(62,855)	(29,413)	(24,630)	19.4%
Total operating expenses	(577,545)	(270,262)	(246,616)	9.6%
Operating income	651,467	304,854	301,990	0.9%
Income from investments in other companies	2,408	1,127	343	228.6%
Income before taxes	653,875	305,981	302,333	1.2%
Income tax expense	(98,124)	(45,917)	(45,923)	(0.0%)
Net income from ordinary activities	555,752	260,064	256,410	1.4%
Net income discontinued operations	0	0	0	--%
Net income attributable to:
Minority interest	4,817	2,254	(1,517)	--%
Net income attributable to shareholders	550,935	257,810	257,927	(0.0%)
Figures in US$ have been translated at the exchange rate of Ch$467.95

The Bank reclassified Ch$ 4,456 million in provisions for off balance sheet contingent loans recognized as other operating expenses in year-to-date June 2010 figures to provisions for loan losses with no impact on net income.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

21

ANNEX 4: QUARTERLY INCOME STATEMENTS

Unaudited Quarterly Income Statement	2Q11	2Q11	1Q11	2Q10	2Q11 / 2Q10	2Q11 / 1Q11
	US$ths.	Ch$mn			% Chg.
Interest income	1,008,937	472,132	378,417	368,919	28.0%	24.8%
Interest expense	(480,218)	(224,718)	(149,734)	(126,137)	78.2%	50.1%
Net interest income	528,719	247,414	228,683	242,782	1.9%	8.2%
Fee and commission income	197,996	92,652	91,238	82,808	11.9%	1.5%
Fee and commission expense	(44,026)	(20,602)	(19,849)	(17,650)	16.7%	3.8%
Net fee and commission income	153,969	72,050	71,389	65,158	10.6%	0.9%
Net income from financial operations	4,332	2,027	49,375	44,922	(95.5%)	(95.9%)
Foreign exchange profit (loss), net	57,803	27,049	(23,182)	(19,881)	--%	--%
Total financial transactions, net	62,135	29,076	26,193	25,041	16.1%	11.0%
Other operating income	7,071	3,309	2,550	19,160	(82.7%)	29.8%
Net operating profit before loan losses	751,894	351,849	328,815	352,141	(0.1%)	7.0%
Provision for loan losses	(121,539)	(56,874)	(48,674)	(59,106)	(3.8%)	16.8%
Net operating profit	630,356	294,975	280,141	293,035	0.7%	5.3%
Personnel salaries and expenses	(150,988)	(70,655)	(62,841)	(66,002)	7.0%	12.4%
Administrative expenses	357,829	(41,535)	(39,502)	(35,707)	16.3%	5.1%
Depreciation and amortization	(27,661)	(12,944)	(13,340)	(12,592)	2.8%	(3.0%)
Impairment	(58)	(27)	(5)	(3,686)	(99.3%)	440.0%
Operating expenses	(267,467)	(125,161)	(115,688)	(117,987)	6.1%	8.2%
Other operating expenses	(18,805)	(8,800)	(20,613)	(13,703)	(35.8%)	(57.3%)
Total operating expenses	(286,272)	(133,961)	(136,301)	(131,690)	1.7%	(1.7%)
Operating income	344,084	161,014	143,840	161,345	(0.2%)	11.9%
Income from investments in other companies	1,180	552	575	223	147.5%	(4.0%)

Income before taxes	345,263	161,566	144,415	161,568	(0.0%)	11.9%
Income tax expense	(41,492)	(19,416)	(26,501)	(24,163)	(19.6%)	(26.7%)
Net income from ordinary activities	303,772	142,150	117,914	137,405	3.5%	20.6%
Net income discontinued operations	0	0	0	0
Net income attributable to:
Minority interest	1,363	638	1,616	(1,418)	--%	(60.5%)
Net income attributable to shareholders	302,408	141,512	116,298	138,823	1.9%	21.7%

Figures in US$ have been translated at the exchange rate of Ch$467.95

The Bank reclassified Ch$ 3,154 million in provisions for off balance sheet contingent loans recognized 2Q10 as Other operating expenses to Provisions for loan losses with no impact on net income.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

22

C0NTENIDO

Estados Financieros Intermedios Consolidados

ESTADOS INTERMEDIOS DE SITUACIÓN FINANCIERA CONSOLIDADOS	3
ESTADOS INTERMEDIOS CONSOLIDADOS DE RESULTADOS	4
ESTADOS INTERMEDIOS CONSOLIDADOS DE RESULTADOS INTEGRALES	5
ESTADOS INTERMEDIOS CONSOLIDADO DE CAMBIOS EN EL PATRIMONIO	6
ESTADOS INTERMEDIOS CONSOLIDADOS DE FLUJOS DE EFECTIVO	7

Notas a los Estados Financieros Intermedios Consolidados

NOTA N°01 - PRINCIPALES CRITERIOS CONTABLES UTILIZADOS:	9
NOTA N°02 - CAMBIOS CONTABLES:	34
NOTA N°03 - HECHOS RELEVANTES:	37
NOTA N°04 - SEGMENTOS DE NEGOCIO:	39
NOTA N°05 - EFECTIVO Y EQUIVALENTE DE EFECTIVO:	45
NOTA N°06 - INSTRUMENTOS PARA NEGOCIACIÓN:	46
NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES:	47
NOTA N°08 - ADEUDADO POR BANCOS:	53
NOTA N°09 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES:	54
NOTA N°10 - INSTRUMENTOS DE INVERSIÓN:	59
NOTA N°11 - INTANGIBLES:	60
NOTA N°12 - ACTIVO FIJO:	62
NOTA N°13 - IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS:	65
NOTA N°14 - OTROS ACTIVOS:	68
NOTA N°15 - DEPÓSITOS Y OTRAS CAPTACIONES:	69
NOTA N°16 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES:	70
NOTA N°17 - VENCIMIENTO DE ACTIVOS Y PASIVOS:	75
NOTA N°18 - OTROS PASIVOS:	77
NOTA N°19 - CONTINGENCIAS Y COMPROMISOS:	78
NOTA N°20 - PATRIMONIO:	80
NOTA N°21 - REQUERIMIENTOS DE CAPITAL (BASILEA):	83
NOTA N°22 - INTERES NO CONTROLADOR (MINORITARIOS):	85
NOTA N°23 - INTERESES Y REAJUSTES:	88
NOTA N°24 - COMISIONES:	91
NOTA N°25 - RESULTADOS DE OPERACIONES FINANCIERAS:	92
NOTA N°26 - RESULTADO NETO DE CAMBIO:	92
NOTA N°27 - PROVISIONES POR RIESGO DE CRÉDITO:	93
NOTA N°28 - REMUNERACIONES Y GASTOS DEL PERSONAL:	95
NOTA N°29 - GASTOS DE ADMINISTRACIÓN:	96
NOTA N°30 - DEPRECIACIONES, AMORTIZACIONES Y DETERIOROS:	97
NOTA N°31 - OTROS INGRESOS Y GASTOS OPERACIONALES:	98
NOTA N°32 - OPERACIONES CON PARTES RELACIONADAS:	100
NOTA N°33 - VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS:	105
NOTA N°34 - HECHOS POSTERIORES:	108

BANCO SANTANDER CHILE Y AFILIADAS
ESTADOS INTERMEDIOS  DE SITUACIÓN FINANCIERA CONSOLIDADOS
Por los períodos terminados al

		Al 30 de Junio de	Al 31 de Diciembre de
		2011	2010
	NOTA	MM$	MM$

ACTIVOS
Efectivo y depósitos en bancos	5	980.813	1.762.198
Operaciones con liquidación en curso	5	832.215	374.368
Instrumentos para negociación	6	609.331	379.670
Contratos de retrocompra y préstamos de valores	-	7.322	170.985
Contratos de derivados financieros	7	1.441.765	1.624.378
Adeudado por bancos	8	87.658	69.672
Créditos y cuentas por cobrar a clientes	9	16.916.154	15.175.975
Instrumentos de inversión disponibles para la venta	10	2.627.373	1.473.980
Instrumentos de inversión hasta el vencimiento	10	-	-
Inversiones en sociedades	-	7.688	7.275
Intangibles	11	72.393	77.990
Activo fijo	12	149.832	154.985
Impuestos corrientes	13	33.348	12.499
Impuestos diferidos	13	128.024	117.964
Otros activos	14	775.982	640.937
TOTAL ACTIVOS		24.669.898	22.042.876

PASIVOS
Depósitos y otras obligaciones a la vista	15	4.450.290	4.236.434
Operaciones con liquidación en curso	5	626.304	300.125
Contratos de retrocompra y préstamos de valores	-	318.643	294.725
Depósitos y otras captaciones a plazo	15	8.856.185	7.258.757
Contratos de derivados financieros	7	1.349.897	1.643.979
Obligaciones con bancos	-	1.830.649	1.584.057
Instrumentos de deuda emitidos	16	4.534.808	4.190.888
Otras obligaciones financieras	16	167.666	166.289
Impuestos corrientes	13	1.886	1.293
Impuestos diferidos	13	14.507	5.441
Provisiones	-	151.056	235.953
Otros pasivos	18	470.369	261.328

TOTAL PASIVOS		22.772.260	20.179.269

PATRIMONIO

Atribuible a tenedores patrimoniales del Banco:	-	1.866.467	1.831.798
Capital	20	891.303	891.303
Reservas	20	51.539	51.539
Cuentas de valoración	20	(7.831)	(5.180)
Utilidades retenidas	20	931.456	894.136
Utilidades retenidas de ejercicios anteriores	20	750.989	560.128
Utilidad (pérdida) del ejercicio	20	257.810	477.155
Menos: Provisión para dividendos mínimos	20	(77.343)	(143.147)
Interés no controlador	22	31.171	31.809

TOTAL PATRIMONIO		1.897.638	1.863.607

TOTAL PASIVOS Y PATRIMONIO		24.669.898	22.042.876

BANCO SANTANDER CHILE Y AFILIADAS
ESTADOS INTERMEDIOS  CONSOLIDADOS DE RESULTADOS
Por los períodos terminados al

		Por el trimestre terminado al 30 de Junio de		Por el período de 06 meses terminado al 30 de Junio de
		2011	2010	2011	2010
	NOTA	MM$	MM$	MM$	MM$

RESULTADOS OPERACIONALES

Ingresos por intereses y reajustes	23	472.132	368.919	850.549	690.157
Gastos por intereses y reajustes	23	(224.718)	(126.137)	(374.452)	(217.977)

Ingreso neto por intereses y reajustes		247.414	242.782	476.097	472.180

Ingresos por comisiones	24	92.652	82.808	183.890	161.967
Gastos por comisiones	24	(20.602)	(17.650)	(40.451)	(34.458)

Ingreso neto de comisiones		72.050	65.158	143.439	127.509

Utilidad neta de operaciones financieras	25	2.027	44.922	51.402	97.014
Utilidad de cambio neta	26	27.049	(19.881)	3.867	(42.400)
Otros ingresos operacionales	31	3.309	19.160	5.859	24.898

Total Ingresos operacionales		351.849	352.141	680.664	679.201

Provisiones por riesgo de crédito	27	(56.874)	(59.106)	(105.548)	(130.595)

INGRESO OPERACIONAL NETO		294.975	293.035	575.116	548.606

Remuneraciones y gastos del personal	28	(70.655)	(66.002)	(133.496)	(121.591)
Gastos de administración	29	(41.535)	(35.707)	(81.037)	(71.760)
Depreciaciones y amortizaciones	30	(12.944)	(12.592)	(26.284)	(24.933)
Deterioro	12	(27)	(3.686)	(32)	(3.702)
Otros gastos operacionales	31	(8.800)	(13.703)	(29.413)	(24.630)

Total Gastos operacionales		(133.961)	(131.690)	(270.262)	(246.616)

RESULTADO OPERACIONAL		161.014	161.345	304.854	301.990

Resultado por inversiones en sociedades	-	552	223	1.127	343

Resultado antes de impuesto a la renta		161.566	161.568	305.981	302.333

Impuesto a la renta	13	(19.416)	(24.163)	(45.917)	(45.923)

UTILIDAD CONSOLIDADA DEL EJERCICIO		142.150	137.405	260.064	256.410

Atribuible a:
Tenedores patrimoniales del Banco	-	141.512	138.823	257.810	257.927
Interés no controlador	22	638	(1.418)	2.254	(1.517)

Utilidad por acción atribuible a tenedores patrimoniales del Banco:
(expresada en pesos)
Utilidad básica	-	0,751	0,737	1,368	1,369
Utilidad diluida	-	0,751	0,737	1,368	1,369

BANCO SANTANDER CHILE Y AFILIADAS
ESTADOS INTERMEDIOS  CONSOLIDADOS DE RESULTADOS INTEGRALES
Por los períodos terminados al

		Por el trimestre terminado al 30 de Junio de		Por el período de 06 meses terminado al 30 de Junio de
		2011	2010	2011	2010
	NOTA	MM$	MM$	MM$	MM$

UTILIDAD CONSOLIDADA DEL EJERCICIO		142.150	137.405	260.064	256.410

OTROS RESULTADOS INTEGRALES

Instrumentos de inversión disponibles para la venta	10	6.607	142	(1.075)	7.720
Coberturas de flujo de efectivo	7	(529)	17.518	(2.023)	2.873

Otros resultados integrales antes de impuesto a la renta		6.078	17.660	(3.098)	10.593

Impuesto a la renta relacionado con otros resultados integrales	13	(1.180)	(3.002)	657	(1.801)

Total de otros resultados integrales		4.898	14.658	(2.441)	8.792

RESULTADOS INTEGRALES CONSOLIDADOS DEL EJERCICIO		147.048	152.063	257.623	265.202

Atribuible a :
Tenedores patrimoniales del Banco	22	146.377	153.250	255.159	266.538
Interés no controlador	-	671	(1.187)	2.464	(1.336)

BANCO SANTANDER CHILE Y AFILIADAS
ESTADOS INTERMEDIOS  CONSOLIDADOS DE CAMBIOS EN EL PATRIMONIO
Por los períodos terminados al

		RESERVAS		CUENTAS DE VALORACION			UTILIDADES RETENIDAS
	Capital	Reservas y otras utilidades retenidas	Fusión de sociedades bajo control común	Instrumentos de Inversión disponibles para la venta	Coberturas de flujo de efectivo	Impuesto a la renta	Utilidades retenidas de ejercicios anteriores	Utilidades del ejercicio	Provisión para dividendo mínimo	Total atribuible a tenedores patrimoniales	Interés no controlador	Total Patrimonio
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Saldos al 31 de Diciembre de 2009	891.303	53.763	(2.224)	(29.132)	(3.162)	5.490	440.401	431.253	(129.376)	1.658.316	29.799	1.688.115
Distribución resultado ejercicio anterior	-	-	-	-	-	-	431.253	(431.253)	-	-	-	-
Primera aplicación del capitulo B3	-	-	-	-	-	-	(52.662)	-	-	(52.662)	-	(52.662)
Saldos al 01 de Enero de 2010	891.303	53.763	(2.224)	(29.132)	(3.162)	5.490	818.992	-	(129.376)	1.605.654	29.799	1.635.453
Aumento o disminución de capital y reservas	-	-	-	-	-	-	-	-	-	-	-	-
Dividendos/retiros realizados	-	-	-	-	-	-	(258.752)	-	129.376	(129.376)	-	(129.376)
Otros movimientos patrimoniales	-	-	-	-	-	-	(112)	-	-	(112)	(3)	(115)
Provisiones para dividendos mínimos	-	-	-	-	-	-	-	-	(77.378)	(77.378)	-	(77.378)
Subtotales	-	-	-	-	-	-	(258.864)	-	51.998	(206.866)	(3)	(206.869)
Otros resultados integrales	-	-	-	7.502	2.873	(1.764)	-	-	-	8.611	181	8.792
Resultado del ejercicio	-	-	-	-	-	-	-	257.927	-	257.927	(1.517)	256.410
Subtotales	-	-	-	7.502	2.873	(1.764)	-	257.927	-	266.538	(1.336)	265.202
Saldos al 30 de Junio de 2010	891.303	53.763	(2.224)	(21.630)	(289)	3.726	560.128	257.927	(77.378)	1.665.326	28.460	1.693.786

Saldos al 31 de Diciembre de 2010	891.303	53.763	(2.224)	(18.341)	11.958	1.203	560.128	477.155	(143.147)	1.831.798	31.809	1.863.607
Distribución resultado ejercicio anterior	-	-	-	-	-	-	477.155	(477.155)	-	-	-	-
Saldos al 01 de Enero de 2011	891.303	53.763	(2.224)	(18.341)	11.958	1.203	1.037.283	-	(143.147)	1.831.798	31.809	1.863.607
Aumento o disminución de capital y reservas	-	-	-	-	-	-	-	-	-	-	-	-
Dividendos/retiros realizados	-	-	-	-	-	-	(286.294)	-	143.147	(143.147)	(3.122)	(146.269)
Otros movimientos patrimoniales	-	-	-	-	-	-	-	-	-	-	20	20
Provisión para dividendos mínimos	-	-	-	-	-	-	-	-	(77.343)	(77.343)	-	(77.343)
Subtotales	-	-	-	-	-	-	(286.294)	-	65.804	(220.490)	(3.102)	(223.592)
Otros resultados integrales	-	-	-	(1.328)	(2.023)	700	-	-	-	(2.651)	210	(2.441)
Resultado del ejercicio	-	-	-	-	-	-	-	257.810	-	257.810	2.254	260.064
Subtotales	-	-	-	(1.328)	(2.023)	700	-	257.810	-	255.159	2.464	257.623

Saldos al 30 de Junio de 2011	891.303	53.763	(2.224)	(19.669)	9.935	1.903	750.989	257.810	(77.343)	1.866.467	31.171	1.897.638

	Resultado atribuible a tenedores patrimoniales	Destinado a reservas o utilidades retenidas	Destinado a dividendos	Porcentaje distribuido	N° de	Dividendo por acción
Período	MM$	MM$	MM$	%	acciones	(en pesos)

Año 2010 (Junta Accionistas Abril 2011)	477.155	190.861	286.294	60%	188.446.126.794	1,519

Año 2009 (Junta Accionistas Abril 2010)	431.253	172.501	258.752	60%	188.446.126.794	1,373

BANCO SANTANDER CHILE Y AFILIADAS
ESTADOS INTERMEDIOS  CONSOLIDADOS DE FLUJOS DE EFECTIVO
Por los períodos terminados al

		Al 30 de Junio de
		2011	2010
	NOTA	MM$	MM$

A – FLUJOS DE EFECTIVO DE LAS ACTIVIDADES DE OPERACIÓN:
UTILIDAD CONSOLIDADA ANTES DE IMPUESTO A LA RENTA		305.981	302.333
Cargos (abonos) a resultados que no significan movimiento de efectivo		(495.673)	(494.376)
Depreciaciones y amortizaciones	30	26.284	24.933
Deterioro de activo fijo	12	32	3.702
Provisiones por activos riesgosos	27	115.845	146.134
Provisión ajuste a valor de mercado de inversiones	-	(2.119)	(29.926)
Utilidad por inversiones en sociedades	-	(1.127)	(343)
Utilidad en venta de bienes recibidos en pago	31	3.864	1.698
Provisiones por bienes recibidos en pago	31	1.277	2.300
Utilidad en venta de participación en otras sociedades	-	-	-
Utilidad en venta de activos fijos	31	(809)	(13.195)
Castigo de bienes recibidos en pago	31	5.331	1.548
Ingresos netos por intereses	23	(501.928)	(467.814)
Ingresos netos comisiones	24	(143.439)	(127.509)
Otros cargos (abonos) a resultado que no significan movimientos de efectivo	-	1.122	(12.969)
Cambios en los activos y pasivos por impuestos diferidos	13	(6)	(22.935)
Aumento/disminución de activos y pasivos de operación		(181.708)	(166.363)
Disminución (aumento) de créditos y cuentas por cobrar a clientes	-	(1.661.122)	(871.161)
Disminución (aumento) de inversiones financieras	-	(1.432.311)	536.934
Disminución (aumento) por contratos de retrocompra (activos)	-	166.974	5.000
Disminución (aumento) de adeudados por bancos	-	(17.986)	(18.067)
Disminución de bienes recibidos o adjudicados en pago	-	21.268	10.348
Aumento de acreedores en cuentas corrientes	-	70.120	512.518
Aumento (disminución) de depósitos y otras captaciones a plazo	-	1.544.313	49.681
Aumento (disminución) de obligaciones con bancos del país	-	54.000	18.067
Aumento de otras obligaciones a la vista o a plazo	-	83.837	66.371
Aumento (disminución) de obligaciones con bancos del exterior	-	192.925	78.088
Disminución de obligaciones con el Banco Central de Chile	-	(315)	(342)
Aumento (disminución) por contratos de retrocompra (pasivos)	-	23.918	(991.494)
Aumento (disminución) de otros pasivos de corto plazo	-	1.580	(2.583)
Aumento neto de otros activos y pasivos	-	54.014	(143.848)
Emisión de letras de crédito	-	-	-
Rescate de letras de crédito	-	(37.917)	(71.721)
Emisión de bonos corrientes	-	319.886	426.794
Rescate de bonos corrientes y pago de intereses	-	(135.946)	(156.273)
Intereses y reajustes percibidos	-	848.203	481.545
Intereses y reajustes pagados	-	(375.367)	(178.760)
Dividendos recibidos de inversiones en sociedades	-	696	954
Comisiones percibidas	24	183.890	161.967
Comisiones pagadas	24	(40.451)	(34.458)
Impuesto a la renta	13	(45.917)	(45.923)
Total flujos originados por actividades operacionales		(371.400)	(358.406)

BANCO SANTANDER CHILE Y AFILIADAS
ESTADOS INTERMEDIOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
Por los períodos terminados al

		Al 30 de Junio de
		2011	2010
	NOTA	MM$	MM$

B – FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE INVERSION:
Adquisiciones de activos fijos	12	(4.844)	(4.122)
Enajenaciones de activos fijos	-	5.863	14.197
Adquisiciones de inversiones en sociedades	-	-	-
Enajenaciones de inversiones en sociedades	-	-	-
Adquisiciones de activos intangibles	11	(10.896)	(8.033)
Total flujos originados por actividades de inversión		(9.877)	2.042

C – FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE FINANCIAMIENTO:
Originados por actividades de financiamiento de tenedores patrimoniales	-	(228.989)	(263.210)
Aumento de otras obligaciones	-	-	-
Emisión de bonos subordinados	-	66.859	12.682
Rescate de bonos subordinados y pago de intereses	-	(9.554)	(17.140)
Dividendos pagados	-	(286.294)	(258.752)
Originados por actividades de financiamiento de los intereses no controlador	-	-	-
Aumento de capital	-	-	-
Dividendos y/o retiros pagados	-	-	-
Total flujos originados por actividades de financiamiento		(228.989)	(263.210)

D – VARIACION EFECTIVO Y EFECTIVO EQUIVALENTE DURANTE EL PERIODO	-	(610.266)	(619.574)

E – EFECTO DE LAS VARIACIONES DE LOS TIPO DE CAMBIO	-	(39.451)	(33.957)

F – SALDO INICIAL DE EFECTIVO Y EFECTIVO EQUIVALENTE	-	1.836.441	2.236.119

SALDO FINAL DE EFECTIVO Y EFECTIVO EQUIVALENTE	5	1.186.724	1.582.588

	Al 30 de Junio de
	2011	2010
Conciliación de provisiones para Estado Intermedio Consolidado de Flujo de Efectivo	MM$	MM$

Provisiones por riesgo crédito para Estado Intermedio de Flujo de Efectivo	115.845	146.134
Recuperación de créditos castigados	(10.297)	(15.539)
Gasto por provisiones por riesgo crédito	105.548	130.595

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 01 - PRINCIPALES CRITERIOS CONTABLES UTILIZADOS:

Información Corporativa

Banco Santander Chile (ex–Banco Santiago) es una sociedad anónima bancaria, organizada bajo las leyes de la República de Chile, domiciliada en calle Bandera N°140, que provee una amplia gama de servicios bancarios generales a sus clientes, que son desde personas a grandes corporaciones. Banco Santander Chile y sus afiliadas (conjuntamente referidas más adelante como “Banco” o “Banco Santander Chile”) ofrecen servicios bancarios comerciales y de consumo, además de otros servicios, incluyendo factoring, recaudaciones, leasing, valores y corretaje de seguros, fondos mutuos y administración de fondos de inversión e inversiones bancarias.

Con fecha 18 de Julio de 2002 se celebró la Junta Extraordinaria de Accionistas de Banco Santiago, cuya acta se redujo a escritura pública con fecha 19 de Julio de 2002, en la Notaría de Santiago de doña Nancy de la Fuente Hernández, en la cual se acordó la fusión de Banco Santander Chile con Banco Santiago, mediante la incorporación del primero a este último, adquiriendo éste los activos y pasivos de aquel, y se acordó además la disolución anticipada de Banco Santander Chile y el cambio de nombre de Banco Santiago a Banco Santander Chile. Dicho cambio fue autorizado por Resolución N° 79 de la Superintendencia de Bancos e Instituciones Financieras, dictada con fecha 26 de Julio del 2002, publicada en el Diario Oficial el día 01 de Agosto de 2002 e inscrita a fojas 19.992 número 16.346 del año 2002 en el Registro de Comercio del Conservador de Bienes Raíces de Santiago.

Además de las reformas a los estatutos anteriormente enunciados, éstos han sido modificados en diversas oportunidades, siendo la última modificación la acordada en Junta Extraordinaria de Accionistas celebrada el 24 de Abril de 2007, cuya acta se redujo a escritura pública el 24 de Mayo de 2007 en la Notaría de Nancy de la Fuente Hernández. Esta reforma se aprobó por Resolución N° 61 del 6 de Junio de 2007 de la Superintendencia de Bancos e Instituciones Financieras. Un extracto de ella y de la resolución se publicaron en el Diario Oficial del 23 de Junio de 2007 y se inscribieron en el Registro de Comercio de 2007 a fojas 24.064 número 17.563 del citado Conservador.

Por medio de esta última reforma Banco Santander Chile, de acuerdo con sus estatutos y a lo aprobado por la Superintendencia de Bancos e Instituciones Financieras, también podrá usar los nombres Banco Santander Santiago o Santander Santiago o Banco Santander o Santander.

Banco Santander España controla a Banco Santander-Chile a través de su participación en Teatinos Siglo XXI Inversiones Ltda. y Santander-Chile Holding S.A., las cuales son subsidiarias controladas por Banco Santander España. Al 30 de Junio de 2011, Banco Santander España posee o controla directa e indirectamente el 99,5% de Santander-Chile Holding S.A. y el 100% de Teatinos Siglo XXI Inversiones Ltda.. Esto otorga a Banco Santander España el control sobre el 75% de las acciones del Banco.

a)       Bases de preparación

Los presentes Estados Financieros Intermedios Consolidados han sido preparados de acuerdo al Compendio de Normas Contables emitido por la Superintendencia de Bancos e Instituciones Financieras (SBIF), organismo fiscalizador que de acuerdo al Artículo 15 de la Ley General de Bancos establece que, de acuerdo a las disposiciones legales, los bancos deben utilizar los criterios contables dispuestos por esa Superintendencia y en todo aquello que no sea tratado por ella si no se contrapone con sus instrucciones, deben ceñirse a los criterios contables de general aceptación, que corresponden a las normas técnicas emitidas por el Colegio de Contadores de Chile A.G., coincidentes con los estándares internacionales de contabilidad e información financiera (IFRS, por sus siglas en inglés) acordados por el International Accounting Standards Board (IASB). En caso de existir discrepancias entre los principios contables y los criterios contables emitidos por la SBIF (Compendio de Normas Contables) primarán estos últimos.

b)       Bases de preparación de los Estados Financieros Intermedios Consolidados

Los Estados Intermedios de Situación Financiera Consolidados, comprenden los estados financieros separados (individuales) del Banco y de las diversas sociedades que participan en la consolidación al 30 de Junio de 2011 y 2010, e incluyen los ajustes y reclasificaciones necesarios para homogenizar las políticas contables y criterios de valoración, aplicados por el Banco, de acuerdo a las normas establecidas por el Compendio de Normas Contables emitido por la SBIF.

Entidades controladas (subsidiarias)

Se consideran “controladas” aquellas sociedades sobre las que el Banco tiene capacidad para ejercer control, capacidad que se manifiesta, en general, aunque no únicamente por la propiedad, directa o indirecta, de al menos el 50% de los derechos sociales de las entidades participadas, aún siendo inferior o nulo este porcentaje si, como consecuencia de acuerdos con accionistas de las mismas, se otorga al Banco dicho control.  Se entiende por control el poder de influir significativamente sobre las políticas financieras y operativas de una entidad con el fin de obtener beneficios de sus actividades.

Los estados financieros intermedio consolidados de las sociedades dependientes son consolidados con los del Banco. De acuerdo a esto, todos los saldos y transacciones entre las sociedades consolidadas se eliminan a través del proceso de consolidación.

Adicionalmente, la participación de terceros en el patrimonio del Banco Consolidado es presentada como “Interés no controlador” en el Estado Intermedio de Situación Financiera Consolidado. Su participación en las utilidades del año es presentada como “Utilidad atribuible a interés no controlador” en el Estado Intermedio Consolidado de Resultados.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

La siguiente tabla muestra las entidades sobre las cuales el Banco tiene la capacidad de ejercer control, por lo tanto forman parte del perímetro de  consolidación:

	Porcentaje de Participación
	Al 30 de Junio de			Al 31 de Diciembre de			Al 30 de Junio de
Subsidiarias	2011			2010			2010
	Directo %	Indirecto %	Total %	Directo %	Indirecto %	Total %	Directo %	Indirecto %	Total %

Santander Corredora de Seguros Limitada	99,75	0,01	99,76	99,75	0,01	99,76	99,75	0,01	99,76
Santander S.A. Corredores de Bolsa	50,59	0,41	51,00	50,59	0,41	51,00	50,59	0,41	51,00
Santander Asset Management S.A. Administradora General de Fondos	99,96	0,02	99,98	99,96	0,02	99,98	99,96	0,02	99,98
Santander Agente de Valores Ltda. (ex-Santander S.A. Agente de Valores)	99,03	-	99,03	99,03	-	99,03	99,03	-	99,03
Santander S.A. Sociedad Securitizadora	99,64	-	99,64	99,64	-	99,64	99,64	-	99,64
Santander Servicios de Recaudación y Pagos Limitada	99,90	0,10	100,00	99,90	0,10	100,00	99,90	0,10	100,00
Entidades de Propósito Especial

De acuerdo a la normativa vigente, el Banco debe analizar constantemente su perímetro de consolidación, teniendo presente que el criterio fundamental a considerar es el grado de control que posea el Banco sobre una determinada entidad y no su porcentaje de participación en el patrimonio.

Específicamente, según lo estipulado por la Norma Internacional de Contabilidad 27 “Estados Financieros Intermedios Consolidados y Separados” (NIC 27) y el Standard Interpretation Committee 12 “Consolidación – Entidades de Propósito Especial” (SIC 12) emitidas por el IASB, el Banco debe evaluar la existencia de Entidades de Propósito Especial (EPE), las cuales deben ser incluidas en el perímetro de consolidación, siendo sus principales características las siguientes:

•
Las actividades de la EPE han sido dirigidas, en esencia, en nombre de la entidad que presenta los Estados Intermedios de Situación Financiera Consolidados y de acuerdo a sus necesidades específicas de negocio.

•
Se poseen los poderes de decisión necesarios para obtener la mayoría de los beneficios de las actividades de esas entidades y los derechos para obtener la mayoría de los beneficios u otras ventajas de dichas entidades.

•	En esencia, la entidad retiene para sí, la mayoría de los riesgos inherentes a la propiedad o residuales a la EPE o a sus activos, con el fin de obtener los beneficios de sus actividades.

Esta evaluación, está basada en métodos y procedimientos que tienen en consideración los riesgos y beneficios retenidos por el Banco, para lo cual se toman en consideración todos los elementos relevantes entre los que se encuentran las garantías otorgadas o las pérdidas asociadas al cobro de los correspondientes activos que retiene el Banco. Producto de esta evaluación, el Banco concluyó que ejercía control sobre las siguientes entidades, que por lo tanto forman parte del perímetro de consolidación:

-	Santander Gestión de Recaudación y Cobranza Limitada.
-	Multinegocios S.A.
-	Servicios Administrativos y Financieros Limitada.
-	Fiscalex Limitada.
-	Multiservicios de Negocios Limitada.
-	Bansa Santander S.A.

Entidades asociadas

Las entidades asociadas son aquellas entidades sobre las que el Banco tiene capacidad para ejercer una influencia significativa, aunque no control o control conjunto. Habitualmente, esta capacidad se manifiesta en una participación igual o superior al 20% de los derechos de voto de la entidad y se valorizan por el “método de la participación”.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Las siguientes entidades son consideradas “Entidades asociadas”, en las cuales el Banco tiene participación y son reconocidas a través del método de participación:

	Porcentaje de Participación
Entidades Asociadas	Al 30 de Junio de	Al 31 de Diciembre de	Al 30 de Junio de
	2011	2010	2010
Redbank S.A.	33,42%	33,43	33,42%
Transbank S.A.	32,71%	32,71	32,71%
Centro de Compensación Automatizado	33,33%	33,33	33,33%
Sociedad Interbancaria de Depósito de Valores S.A.	29,28%	29,28	29,28%
Cámara Compensación de Alto Valor S.A.	11,52%	11,52	11,52%
Administrador Financiero del Transantiago S.A.	20,00%	20,00	20,00%

Inversiones en otras sociedades

El Banco y sus entidades controladas poseen ciertas inversiones en acciones debido a que son requeridas para obtener el derecho de operar de acuerdo a su línea de negocios. La participación en estas compañías es menor a un 1%.

c)     Interés no controlador

El interés no controlador representa la porción de las pérdidas y ganancias y los activos netos, de los cuales, directa o indirectamente, el Banco no es dueño. Es presentado separadamente dentro del Estado Intermedio Consolidado de Resultados, y dentro del patrimonio en el Estado Intermedio de Situación Financiera Consolidado, separadamente del patrimonio de los accionistas.

En el caso de las Entidades de Propósito Especial, el 100% de sus Resultados y Patrimonios es presentado en interés no controlador, debido a que el Banco solamente tiene control sobre éstas, pero no posee participación.

d)     Segmentos de operación

El Banco revela por separado la información sobre cada uno de los segmentos de operación que:

i.	haya identificado
ii.	exceda de los umbrales cuantitativos fijados de un segmento

Con frecuencia, los segmentos de operación con características económicas similares muestran un rendimiento financiero a largo plazo que es similar. Pueden agregarse dos o más segmentos de operación en uno sólo cuando la agregación resulte coherente con el principio básico de la Norma Internacional de Información Financiera 8 “Segmentos de Operación” (NIIF 8) y los segmentos tengan características económicas parecidas y sean similares en cada uno de los siguientes aspectos:

i.	la naturaleza de los productos y servicios;
ii.	la naturaleza de los procesos de producción;
iii.	el tipo o categoría de clientes a los que se destinan sus productos y servicios;
iv.	los métodos usados para distribuir sus productos o prestar servicios; y
v.	si fuera aplicable, la naturaleza del marco normativo, por ejemplo, bancario, de seguros, o de servicios públicos.

El Banco informa por separado sobre cada uno de los segmentos de operación que alcance alguno de los siguientes umbrales cuantitativos:

i.
Sus ingresos de las actividades ordinarias informados, incluyendo tanto las ventas a clientes externos como las ventas o transferencias ínter segmentos, son iguales o superiores al 10 por ciento de los ingresos de las actividades ordinarias combinadas, internos y externos, de todos los segmentos de operación.

ii.
El importe de sus resultados informados es, en términos absolutos, igual o superior al 10 por ciento del importe que sea mayor entre (i) la ganancia combinada informada por todos los segmentos de operación que no hayan presentado pérdidas; y (ii) la pérdida combinada informada por todos los segmentos de operación que hayan presentado pérdidas.

iii.	Sus activos son iguales o superiores al 10 por ciento de los activos combinados de todos los segmentos de operación.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Los segmentos de operación que no alcancen ninguno de los umbrales cuantitativos se podrán considerar segmentos sobre los que debe informarse, en cuyo caso se revelará la información separada sobre los mismos, si la dirección estima que ella podría ser útil para los usuarios de los estados financieros intermedios consolidados.

La información relativa a otras actividades de negocio de los segmentos de operación sobre los que no deba informarse se combina y se revela dentro de la categoría “Otros”.

De acuerdo con lo presentado, los segmentos del Banco se derivaron considerando que un segmento de operación es un componente de una unidad que:

i.	Contrata actividades de negocio de las cuales puede ganar ingresos e incurrir en gastos (incluyendo ingresos y gastos de transacciones con otros componentes de la misma entidad);
ii.	Sus resultados operacionales son regularmente revisados por el administrador de la entidad, quien toma decisiones acerca de los recursos designados al segmento y evalúa su rendimiento; y
iii.	En relación al cual se dispone de información financiera diferenciada.

e)     Moneda funcional y de presentación

El Banco, de acuerdo a la aplicación de la Norma Internacional de Contabilidad 21 “Efectos de las Variaciones en las Tasas de Cambio de la Moneda Extranjera” (NIC 21), ha definido como moneda funcional y de presentación el Peso Chileno, que es la moneda del entorno económico primario en el cual opera el Banco, además obedece a la moneda que influye en la estructura de costos e ingresos.

Por lo tanto, todos los saldos y transacciones denominados en otras monedas diferentes al Peso Chileno son considerados como “moneda extranjera”.

f)      Transacciones en moneda extranjera

El Banco otorga préstamos y recibe depósitos en montos denominados en monedas extranjeras, principalmente en Dólares Americanos. Los activos y pasivos denominados en moneda extranjera, solamente mantenidos por el Banco, son convertidos a Pesos Chilenos al tipo de cambio de mercado publicado por Reuters a las 1:30 p.m. del último día hábil del mes, el cual asciende a $ 467,95 por US$ 1 al 30 de Junio de 2011 ($ 546,05 por US$ 1 al 30 de Junio de 2010).  Las filiales contabilizan sus posiciones en moneda extranjera al tipo de cambio observado informado por el Banco Central de Chile definido al cierre de las operaciones del último día hábil del mes, el cual asciende a $ 468,15 por US$ 1 al 30 de Junio de 2011 ($ 547,19 por US$ 1 al 30 de Junio de 2010).  Considerando que el uso de estos tipos de cambios no causa diferencias significativas, se ha mantenido tales criterios en los Estados Intermedios de Situación Financiera Consolidados.

El monto de las ganancias y pérdidas netas de cambio incluye el reconocimiento de los efectos de las variaciones en el tipo de cambio que tienen activos y pasivos denominados en monedas extranjeras y las ganancias o pérdidas por cambio de actuales y futuras transacciones tomadas por el Banco.

g)     Definiciones y clasificaciones de instrumentos financieros

i.	Definiciones

Un “Instrumento Financiero” es cualquier contrato que aumenta un activo financiero de una entidad y, simultáneamente, un pasivo financiero o instrumento de capital de otra entidad.

Un “Instrumento de Capital” es un ente jurídico que evidencia una participación residual en los activos de la entidad que lo emite una vez deducidos todos sus pasivos.

Un “Derivado Financiero” es un instrumento financiero cuyo valor cambia como respuesta a los cambios en una variable observable de mercado (tal como un tipo de interés, de cambio, el precio de un instrumento financiero o un índice de mercado, incluyendo las calificaciones crediticias), cuya inversión inicial es muy pequeña en relación a otros instrumentos financieros con respuesta similar a los cambios en las condiciones de mercado y que se liquida, generalmente, en una fecha futura.

Los “Instrumentos Financieros Híbridos” son contratos que incluyen simultáneamente un contrato principal diferente de un derivado junto con un derivado financiero, denominado derivado implícito, que no es individualmente transferible y que tiene el efecto de que algunos de los flujos de efectivo del contrato híbrido varían de la misma manera que lo haría el derivado implícito considerado aisladamente.

ii.	Clasificación de los activos financieros a efectos de valoración

Los activos financieros se presentan agrupados, en primer lugar, dentro de las diferentes categorías en las que se clasifican a efectos de su gestión y valoración.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Los activos financieros se incluyen a efectos de su valoración en alguna de las siguientes carteras:

-
Cartera de instrumentos para negociación (a valor razonable con cambios en resultados): Activos financieros adquiridos con el objeto de beneficiarse a corto plazo de las variaciones que experimenten sus precios. Dentro de esta agrupación se encuentra la cartera de instrumentos para negociación y los contratos de derivados financieros que no se consideran de cobertura contable.

-
Cartera de instrumentos de inversión disponibles para la venta: Valores representativos de deuda no clasificados como “inversión hasta el vencimiento”, “inversiones crediticias” o “a valor razonable con cambios en el Estado Consolidado de Resultados”. Los instrumentos de inversión disponibles para la venta son reconocidos inicialmente a valor razonable, el cual incluye los costos de transacción, y son posteriormente ajustados a su valor razonable según los precios de mercado o valorizaciones obtenidas del uso de modelos internos cuando corresponda. Las utilidades o pérdidas no realizadas originadas por el cambio en el valor razonable son reconocidas con cargo o abono a “cuentas de valoración” dentro de Otros Resultados Integrales en el patrimonio. Cuando estas inversiones son enajenadas o se deterioran, el monto de los ajustes a valor razonable acumulados en Otros Resultados Integrales son traspasados al Estado Intermedio Consolidado de Resultados bajo “Utilidad neta de operaciones financieras”.

-
Cartera de instrumentos de inversión hasta el vencimiento: Valores representativos de deuda, que se negocien en un mercado activo, que tienen una fecha de vencimiento precisa y dan lugar a pagos en fecha y por cuantías fijas o predeterminables y sobre los que se tiene la intención y capacidad demostrada de mantenerlos hasta el vencimiento. Las inversiones hasta el vencimiento se registran a su valor de costo más intereses y reajustes devengados, menos las provisiones por deterioro constituidas cuando su monto registrado es superior al valor presente de los flujos de caja futuros estimados.

-
Inversiones crediticias (créditos y cuentas por cobrar a clientes o adeudado por bancos): Corresponden al financiamiento concedido a terceros, de acuerdo con la naturaleza del mismo, sea cual sea la naturaleza del prestatario y la forma de financiamiento concedido. Se incluyen créditos y cuentas por cobrar a clientes, adeudado por bancos e incluso las operaciones de arrendamiento financiero en las que el Banco  actúa como arrendador.

iii.	Clasificación de activos financieros a efectos de presentación

Los activos financieros se incluyen, a efectos de su presentación, según su naturaleza en los estados intermedios financieros consolidados, en las siguientes partidas:

-
Efectivo y depósitos en bancos: Este rubro comprende el dinero en efectivo, las cuentas corrientes y los depósitos a la vista en el Banco Central de Chile y en otras entidades financieras del país y del exterior. Los montos colocados en operaciones overnight se seguirán informando en este rubro y en las líneas o ítems que correspondan. Si no se indica un ítem especial para esas operaciones, ellas se incluirán junto con las cuentas que se informan.

-
Operaciones con liquidación en curso: Este rubro comprende los valores de los documentos en canje y los saldos por operaciones realizadas que, de acuerdo con lo pactado, se difiere el pago de transacciones de compraventa de activos o la entrega de las divisas adquiridas.

-
Instrumentos para negociación: Comprende la cartera de instrumentos financieros para negociación y las inversiones en fondos mutuos que deben ser ajustadas a su valor razonable al igual que los instrumentos adquiridos para negociación.

-
Contratos de derivados financieros: En este rubro se presentan los contratos de derivados financieros con valores razonables positivos. Incluye tanto los contratos independientes, como los derivados que deben y pueden ser separados de un contrato anfitrión, sean estos de negociación o de cobertura contable, tal como se muestra en la Nota 7 de los Estados Intermedios de Situación Financiera Consolidados.

-
Derivados de negociación: incluye el valor razonable a favor del Banco de los derivados financieros que no formen parte de coberturas contables, incluido los derivados implícitos segregados de instrumentos financieros híbridos.

-
Derivados de cobertura: incluye el valor razonable a favor del Banco de los derivados designados como instrumentos de cobertura contable, incluido los derivados implícitos segregados de instrumentos financieros híbridos designados como instrumentos de cobertura contable.

-
Adeudado por bancos: En este rubro se presentan los saldos de las operaciones con bancos del país y del exterior, incluido el Banco Central de Chile, distintas de las que se reflejan en los rubros anteriores.

-
Créditos y cuentas por cobrar a clientes: Corresponden a las colocaciones por préstamos, son activos financieros no derivados con cobros fijos o determinados que no se encuentran cotizados en un mercado activo y que el Banco no tiene intención de vender inmediatamente o en el corto plazo. Cuando el Banco es el arrendador en un contrato de arrendamiento y, transfiere substancialmente todos los riesgos y beneficios incidentales sobre el activo arrendado, la transacción se presenta dentro de las colocaciones por préstamos.

-
Instrumentos de inversión: Son clasificados en dos categorías: inversiones hasta el vencimiento e instrumentos disponibles para la venta. La categoría de inversiones hasta el vencimiento incluye sólo aquellos instrumentos en que el Banco tiene la capacidad e intención de mantenerlos hasta su fecha de vencimiento. Los demás instrumentos de inversión se consideran como disponibles para la venta.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

iv.	Clasificación de pasivos financieros a efectos de valoración

Los pasivos financieros se presentan agrupados, en primer lugar, dentro de las diferentes categorías en las que se clasifican a efectos de su gestión y valoración.

Los pasivos financieros se incluyen a efectos de su valoración en alguna de las siguientes carteras:

-
Cartera de negociación (a valor razonable con cambios en resultados): Pasivos financieros emitidos con el objetivo de beneficiarse a corto plazo de las variaciones que experimenten sus precios, los derivados financieros que no se consideran de cobertura contable y los pasivos financieros originados por la venta en firme de activos financieros adquiridos temporalmente o recibidos en préstamo (“posiciones cortas de valores”).

-
Pasivos financieros a costo amortizado: Pasivos financieros que no se incluyen en ninguna de las categorías anteriores y que responden a las actividades típicas de captación de fondos de las entidades financieras, cualquiera que sea su forma de instrumentalización y su plazo de vencimiento.

v.	Clasificación de pasivos financieros a efectos de presentación

Los pasivos financieros se incluyen, a efectos de su presentación según su naturaleza en los estados intermedios financieros consolidados, en las siguientes partidas:

-
Depósitos y otras obligaciones a la vista: En este rubro se incluyen todas las obligaciones a la vista, con excepción de las cuentas de ahorro a plazo, que por sus características especiales no se consideran a la vista. Se entiende que son obligaciones a la vista aquellas cuyo pago pudo ser requerido en el período, es decir, no se consideran a la vista aquellas operaciones que pasan a ser exigibles el día siguiente del cierre.

-	Operaciones con liquidación en curso: En este rubro se incluyen los saldos por operaciones de compra de activos que no se liquidan el mismo día y por venta de divisas que aún no se entregan.

-	Contratos de retrocompra y préstamos de valores: En este rubro se presentan los saldos correspondientes a las operaciones de venta de instrumentos con pacto y los préstamos de valores.

-	Depósitos y otras captaciones a plazo: En este rubro se presentan los saldos de las operaciones de captación en las cuales se ha establecido un plazo al cabo del cual se tornan exigibles.

-
Contratos de derivados financieros: En este rubro se presentan los contratos de derivados financieros con valores razonables negativos, sean estos de negociación o de cobertura contable, tal como lo demuestra la Nota 08.

-
Derivados de negociación: incluye el valor razonable en contra del Banco de los derivados financieros que no formen parte de coberturas contables, incluido los derivados implícitos segregados de instrumentos financieros híbridos.

-
Derivados de cobertura: incluye el valor razonable en contra del Banco de los derivados designados como instrumentos de cobertura contable, incluido los derivados implícitos segregados de instrumentos financieros híbridos designados como instrumentos de cobertura contable.

-	Obligaciones con bancos: Comprende las obligaciones con otros bancos del país, con bancos del exterior o con el Banco Central de Chile y que no fueron clasificadas en alguna definición anterior.

-	Instrumentos de deuda emitidos: Comprende tres rubros según se trate de obligaciones con letras de crédito, bonos subordinados o bonos corrientes.

-
Otras obligaciones financieras: En este rubro se incluyen las obligaciones crediticias con personas distintas de otros bancos del país o del exterior o del Banco Central de Chile, correspondientes a financiamientos u operaciones propias del giro.

h)     Valoración y registro de resultados de los activos y pasivos financieros

Generalmente, los activos y pasivos financieros se registran inicialmente por su valor razonable que, salvo evidencia en contrario, es el precio de la transacción. Los instrumentos no valorados por su valor razonable con cambios en resultados se ajustan con los costos de transacción. Posteriormente, y con ocasión de cada cierre contable, se procede a valorarlos de acuerdo con los siguientes criterios:

i.	Valoración de los activos financieros

Los activos financieros, excepto las inversiones crediticias y las inversiones a vencimiento, se valoran a su “valor razonable” sin deducir ningún costo de transacción por su venta.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Se entiende por “valor razonable” de un instrumento financiero, en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes, en condiciones de independencia mutua e informadas en la materia, que actuasen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado activo, transparente y profundo (“precio de cotización” o “precio de mercado”).

Cuando no existe precio de mercado para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos y, en su defecto, a modelos de valoración suficientemente contrastados por la comunidad financiera internacional, teniéndose en consideración las peculiaridades específicas del instrumento a valorar y, muy especialmente, los distintos tipos de riesgo que el instrumento lleva asociado.

Todos los derivados se registran en el Estado Intermedio de Situación Financiera Consolidado por su valor razonable desde su fecha de contratación. Si su valor razonable es positivo se registrarán como un activo y si éste es negativo se registrarán como un pasivo. En la fecha de contratación se entiende que, salvo prueba en contrario, su valor razonable es igual al precio de la transacción. Los cambios en el valor razonable de los derivados desde la fecha de contratación se registran con contrapartida en el Estado Intermedio Consolidado de Resultados en el rubro “Utilidad neta de operaciones financieras”.

Concretamente, el valor razonable de los derivados financieros incluidos en las carteras de negociación se asimila a su cotización diaria y si, por razones excepcionales, no se puede establecer su cotización en una fecha dada, se recurre para valorarlos a métodos similares a los utilizados para valorar los derivados contratados en mercados no organizados.  El valor razonable de estos derivados se asimila a la suma de los flujos de caja futuros con origen en el instrumento, descontados a la fecha de la valoración (“valor actual” o “cierre teórico”), utilizándose en el proceso de valoración métodos reconocidos por los mercados financieros: “valor actual neto” o modelos de determinación de precios de opciones, entre otros métodos.

Las “Inversiones crediticias” y la “Cartera de instrumentos de inversión hasta el vencimiento” se valoran a su “costo amortizado”, utilizándose en su determinación el método del “tipo de interés efectivo”. Por “costo amortizado” se entiende el costo de adquisición de un activo o pasivo financiero corregido (en más o en menos, según sea el caso) por los reembolsos de principal y la parte imputada sistemáticamente al Estado Intermedio Consolidado de Resultados de la diferencia entre el costo inicial y el correspondiente valor de reembolso al vencimiento. En el caso de los activos financieros, el costo amortizado incluye, además, las correcciones a su valor motivadas por el deterioro que hayan experimentado. En las inversiones crediticias cubiertas por operaciones de cobertura de valor razonable, se registran aquellas variaciones que se produzcan en su valor razonable relacionadas con el riesgo o con los riesgos cubiertos en dichas operaciones de cobertura, los cuales son contabilizados en “Utilidad neta de operaciones financieras”.

El “tipo de interés efectivo” es la tasa de descuento que iguala exactamente el valor inicial de un instrumento financiero a la totalidad de sus flujos de caja estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tipo de interés fijo, el tipo de interés efectivo coincide con el tipo de interés contractual establecido en el momento de su adquisición más, en su caso, las comisiones y costos de transacción que, por su naturaleza, formen parte de su rendimiento financiero. En los instrumentos financieros a tipo de interés variable, el tipo de interés efectivo coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

Los instrumentos de capital cuyo valor razonable no pueda determinarse de forma suficientemente objetiva y los derivados financieros que tengan como activo subyacente estos instrumentos y se liquiden mediante entrega de los mismos se mantienen a su costo de adquisición, corregido, en su caso, por las pérdidas por deterioro que hayan experimentado.

Los importes por los que figuran registrados los activos financieros representan, en todos los aspectos significativos, el máximo nivel de exposición al riesgo de crédito del Banco en cada fecha de presentación de los estados financieros. El Banco cuenta, por otro lado, con garantías tomadas y otras mejoras crediticias para mitigar su exposición al riesgo de crédito, consistentes, fundamentalmente, en garantías hipotecarias, de instrumentos de capital y personales, bienes cedidos en leasing, activos adquiridos con pacto de retrocompra, préstamos de valores y derivados.

ii.	Valoración de los pasivos financieros

Los pasivos financieros se valoran generalmente a su costo amortizado, tal y como éste ha sido definido anteriormente, excepto por los pasivos financieros designados como partidas cubiertas (o como instrumentos de cobertura) y pasivos financieros mantenidos para negociación, que se valoran a su valor razonable.

iii.	Técnicas de valoración

Los instrumentos financieros a valor razonable y determinados por cotizaciones publicadas en mercados activos comprenden deuda pública, deuda privada, acciones, posiciones cortas de valores y renta fija emitida.

En los casos donde no puedan observarse cotizaciones, la Administración realiza su mejor estimación del precio que el mercado fijaría utilizando para ello sus propios modelos internos que utilizan en la mayoría de los casos datos basados en parámetros observables de mercado como inputs significativos y, en limitadas ocasiones, utilizan inputs significativos no observables en datos de mercado. Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

La mejor evidencia del valor razonable de un instrumento financiero en el momento inicial es el precio de la transacción, salvo que el valor de dicho instrumento pueda ser obtenido de otras transacciones realizadas en el mercado con el mismo o similar instrumento, o valorarse usando una técnica de valoración donde las variables utilizadas incluyan sólo datos observables en el mercado, principalmente tipos de interés.

Las principales técnicas usadas, al 30 de Junio de 2011 y 2010, por los modelos internos del Banco para determinar el valor razonable de los instrumentos financieros son descritas a continuación:

i.
En la valoración de instrumentos financieros que permiten una cobertura estática (principalmente “forwards” y “swaps”) se emplea el método del “valor presente”. Los flujos de caja futuros esperados se descuentan empleando las curvas de tipos de interés de las correspondientes divisas. Por regla general, las curvas de tipos de interés son datos observables en los mercados.

ii.
En la valoración de instrumentos financieros que requieren una cobertura dinámica (principalmente opciones estructuradas y otros instrumentos estructurados) se emplea, normalmente, el modelo de “Black-Scholes”. En su caso, se emplean inputs observables de mercado para obtener factores tales como el bid–offer dilusivo, tipos de cambio, volatilidad, correlación entre índices y liquidez del mercado.

iii.
En la valoración de determinados instrumentos financieros afectados por el riesgo de tipo de interés, tales como los futuros sobre tipos de interés, caps y floors, se utilizan el método del valor presente (futuros) y el modelo de “Black- Scholes” (opciones “plain vanilla”). Los principales inputs utilizados en estos modelos son principalmente datos observables en el mercado, incluyendo las correspondientes curvas de tipos de interés, volatilidades, correlaciones y tipos de cambio.

El valor razonable de los instrumentos financieros que se deriva de los modelos internos anteriores tiene en cuenta, entre otros, los términos de los contratos y datos observables de mercado, que incluyen tipos de interés, riesgo de crédito, tipos de cambio, cotizaciones de materias primas y acciones, volatilidad y prepagos. Los modelos de valoración no incorporan subjetividad significativa, dado que dichas metodologías pueden ser ajustadas y calibradas, en su caso, mediante el cálculo interno del valor razonable y su posterior comparación con el correspondiente precio negociado activamente.

iv.	Registro de resultados

Las variaciones del valor en libros de los activos y pasivos financieros se registran con contrapartida en el Estado Intermedio Consolidado de Resultados; diferenciándose entre las que tienen su origen en el devengo de intereses y reajustes (que se registran en los rubros Ingresos por intereses y reajustes o Gastos por intereses y reajustes, según proceda); y las que correspondan a otras causas. Estas últimas se registran, por su importe neto, en el rubro Utilidad neta de operaciones financieras.

En el caso de instrumentos de negociación, los ajustes por valor razonable, resultados por interés, ajustes por tasas y diferencias de cambio, son incluidas en el Estado Intermedio Consolidado de Resultados en el rubro “Utilidad neta de operaciones financieras”.

Los ajustes por cambios en el valor razonable con origen en:

-	Los “Instrumentos financieros disponibles para la venta” se registran en Otros Resultados Integrales bajo “Cuentas de Valoración” en el patrimonio consolidado del Banco.

-
Cuando los instrumentos de inversión disponibles para la venta son enajenadas o se deterioran, el monto de los ajustes a valor razonable acumulados bajo “Cuentas de Valoración” son reclasificados al Estado Intermedio Consolidado de Resultados.

v.	Operaciones de cobertura

El Banco utiliza los derivados financieros para las siguientes finalidades:

i)	facilitar dichos instrumentos a los clientes que los solicitan en la gestión de sus riesgos de mercado y de crédito,
ii)	utilizarlos en la gestión de los riesgos de las posiciones propias de las entidades del Banco y de sus activos y pasivos (“derivados de cobertura”), y
iii)	para aprovechar en beneficio propio las alteraciones que experimenten estos derivados en su valor “(derivados de negociación)”.

Todo derivado financiero que no reúna las condiciones que permiten considerarlo como de cobertura se trata a efectos contables como un “derivado de negociación”.

Para que un derivado financiero se considere de cobertura, necesariamente tiene que:

1.	Cubrir uno de los siguientes tres tipos de riesgo:
a.
De variaciones en el valor de los activos y pasivos debidas a oscilaciones, entre otras, en el tipo de interés y/o tipo de cambio al que se encuentre sujeta la posición o saldo a cubrir (“cobertura de valores razonables”);

b.
De alteraciones en los flujos de efectivo estimados con origen en los activos y pasivos financieros, compromisos y transacciones altamente probables que se prevean llevar a cabo (“cobertura de flujos de efectivo”);

c.	La inversión neta en un negocio en el extranjero (“cobertura de inversiones netas en negocios en el extranjero”).

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

2.	Eliminar eficazmente algún riesgo inherente al elemento o posición cubierto durante todo el plazo previsto de cobertura, lo que implica que:

a.	En el momento de la contratación de la cobertura se espera que, en condiciones normales, ésta actúe con un alto grado de eficacia (“eficacia prospectiva”).
b.	Exista una evidencia suficiente de que la cobertura fue realmente eficaz durante toda la vida del elemento o posición cubierto (“eficacia retrospectiva”).

3.
Haberse documentado adecuadamente que la contratación del derivado financiero tuvo lugar específicamente para servir de cobertura de determinados saldos o transacciones y la forma en que se pensaba conseguir y medir esa cobertura, siempre que esta forma sea coherente con la gestión de los riesgos propios que lleva a cabo el Banco.

Las diferencias de valoración de las coberturas contables se registran según los siguientes criterios:

a.
En las coberturas de valor razonable, las diferencias producidas tanto en los elementos de cobertura como en los elementos cubiertos (en lo que refiere al tipo de riesgo cubierto) se reconocen directamente en la cuenta del Estado Intermedio Consolidado de Resultados.

b.
En las coberturas del valor razonable del riesgo de tipo de interés de una cartera de instrumentos financieros, las ganancias o pérdidas que surgen al valorar los instrumentos de cobertura se reconocen directamente en el Estado Intermedio Consolidado de Resultados, mientras que las ganancias o pérdidas debidas a variaciones en el valor razonable del importe cubierto (atribuibles al riesgo cubierto) se reconocen en el Estado Intermedio Consolidado de Resultados utilizando como contrapartida “Utilidad neta de operaciones financieras”.

c.
En las coberturas de los flujos de efectivo, la parte eficaz de la variación del valor del instrumento de cobertura se registra en Otros Resultados Integrales en “Ajustes por valoración – Coberturas de flujos de efectivo” dentro del patrimonio, hasta el momento en que ocurran las transacciones previstas, registrándose entonces en el Estado Intermedio Consolidado de Resultados, salvo que las transacciones previstas terminen en el reconocimiento de activos o pasivos no financieros, en cuyo caso son incluidos en el costo de dichos activos y pasivos no financieros.

d.
Las diferencias en valoración del instrumento de cobertura correspondientes a la parte ineficiente de las operaciones de cobertura de flujos de efectivo se llevan directamente al Estado Intermedio Consolidado de Resultados, en “Utilidad neta de operaciones financieras”.

Si un derivado designado como de cobertura, bien por su finalización, por su inefectividad o por cualquier otra causa, no cumple los requisitos indicados anteriormente, a efectos contables, dicho derivado pasa a ser considerado como un “derivado de negociación”. Cuando la “cobertura de valores razonables” es discontinuada, los ajustes a valor razonable del valor libro de la partida cubierta generados por el riesgo cubierto son amortizados contra ganancias y perdidas desde dicha fecha.

Cuando se interrumpen las “coberturas de flujos de efectivo”, el resultado acumulado del instrumento de cobertura reconocido en Otros Resultados Integrales en “Cuentas de Valoración” de patrimonio (mientras la cobertura era efectiva) se continuará reconociendo en patrimonio hasta que la transacción cubierta ocurra, momento en el que se registrará en el Estado Intermedio Consolidado de Resultados, salvo que se prevea que no se va a realizar la transacción, en cuyo caso se registran inmediatamente en el Estado Intermedio Consolidado de Resultados.

v.      Derivados implícitos en instrumentos financieros híbridos

Los derivados implícitos en otros instrumentos financieros o en otros contratos principales se registran separadamente como derivados cuando sus riesgos y características no están estrechamente relacionados con los de los contratos principales y siempre que dichos contratos principales no se encuentren clasificados en las categorías de “Otros activos (pasivos) financieros a valor razonable con cambios en resultados” o como “Cartera de instrumentos para negociación”.

vi.    Compensación de instrumentos financieros

Los activos y pasivos financieros son objeto de compensación, es decir, de presentación en el Estado Intermedio de Situación Financiera Consolidado por su importe neto, sólo cuando las entidades dependientes tienen tanto el derecho, exigible legalmente, de compensar los importes reconocidos en los citados instrumentos, como la intención de liquidar la cantidad neta, o de realizar el activo y proceder al pago del pasivo de forma simultánea.

vii.   Baja de activos y pasivos financieros

El tratamiento contable de las transferencias de activos financieros está condicionado por el grado y la forma en que se traspasan a terceros los riesgos y beneficios asociados a los activos que se transfieren:

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

i.
Si los riesgos y beneficios se traspasan sustancialmente a terceros, caso de las ventas incondicionales, de las ventas con pacto de retrocompra por su valor razonable en la fecha de la retrocompra, de las ventas de activos financieros con una opción de compra adquirida o de venta emitida profundamente fuera de dinero, de las utilizaciones de activos en que el cedente no retiene financiaciones subordinadas ni concede ningún tipo de mejora crediticia a los nuevos titulares y otros casos similares, el activo financiero transferido se da de baja del Estado Intermedio de Situación Financiera Consolidado, reconociéndose simultáneamente cualquier derecho u obligación retenido o creado como consecuencia de la transferencia.

ii.
Si se retienen sustancialmente los riesgos y beneficios asociados al activo financiero transferido, caso de las ventas de activos financieros con pacto de retrocompra por un precio fijo o por el precio de venta más un interés, de los contratos de préstamo de valores en los que el prestatario tiene la obligación de devolver los mismos o similares activos y otros casos análogos, el activo financiero transferido no se da de baja del Estado Intermedio de Situación Financiera Consolidado y se continúa valorando con los mismos criterios utilizados antes de la transferencia. Por el contrario, se reconocen contablemente:

1.	Un pasivo financiero asociado por un importe igual al de la contraprestación recibida, que se valora posteriormente a su costo amortizado.
2.	Tanto los ingresos del activo financiero transferido (pero no dado de baja) como los gastos del nuevo pasivo financiero.

iii.
Si ni se transfieren ni se retienen sustancialmente los riesgos y beneficios asociados al activo financiero transferido – caso de las ventas de activos financieros con una opción de compra adquirida o de venta emitida que no están profundamente dentro ni fuera de dinero, de las securitizaciones en las que el cedente asume una financiación subordinada u otro tipo de mejoras crediticias por una parte del activo transferido y otros casos semejantes -, se distingue entre:

1.
Si la entidad cedente no retiene el control del activo financiero transferido: se da de baja del Estado Intermedio de Situación Financiera Consolidado y se reconoce cualquier derecho u obligación retenido o creado como consecuencia de la transferencia.

2.
Si la entidad cedente retiene el control del activo financiero transferido: continúa reconociéndolo en el Estado Intermedio de Situación  Financiera Consolidado por un importe igual a su exposición a los cambios de valor que pueda experimentar y reconoce un pasivo financiero asociado al activo financiero transferido.  El importe neto del activo transferido y el pasivo asociado será el costo amortizado de los derechos y obligaciones retenidos, si el activo transferido se mide por su costo amortizado, o el valor razonable de los derechos y obligaciones retenidos, si el activo transferido se mide por su valor razonable.

De acuerdo con lo anterior, los activos financieros sólo se dan de baja del Estado Intermedio de Situación Financiera Consolidado  cuando se han extinguido los derechos sobre los flujos de efectivo que generan o cuando se han transferido sustancialmente a terceros los riesgos y beneficios que llevan implícitos. De forma similar, los pasivos financieros sólo se dan de baja del Estado Intermedio de Situación Financiera Consolidado cuando se han extinguido las obligaciones que generan o cuando se adquieren con la intención de cancelarlos o de recolocarlos de nuevo.

i)	Reconocimiento de ingresos y gastos

A continuación se resumen los criterios más significativos utilizados por el Banco para el reconocimiento de sus ingresos y gastos:

i.	Ingresos y gastos por intereses y conceptos asimilados

Los ingresos y gastos por intereses y conceptos asimilados a ellos se reconocen contablemente en función de su período de devengo, por aplicación del método de interés efectivo.

No obstante, cuando una determinada operación presenta una morosidad igual o superior a 90 días, cuando su origen corresponde a una operación refinanciada o renegociada o cuando el deudor, a juicio del Banco presenta un alto grado de riesgo de incumplimiento, los intereses y reajustes correspondientes a estas operaciones no son reconocidos en el Estado Intermedio Consolidado de Resultados, a menos que estos sean efectivamente percibidos.

Estos intereses y reajustes, se denominan en términos generales como “suspendidos” y son registrados en cuentas de orden, las cuales no forman parte de Estado Intermedio de Situación Financiera Consolidado, sino que son informados como parte de la información complementaria de éstos (Nota 23). Estos intereses son reconocidos como ingresos, cuando son recaudados, como reverso de la provisión por riesgo de crédito relacionada.

El Banco detiene el devengo de intereses basado en los términos contractuales sobre el monto de capital de cualquier activo que sea clasificado como activo deteriorado. Por lo tanto, el Banco reconoce como ingreso por intereses el valor presente neto de los montos castigados de créditos debido al paso del tiempo descontado al tipo de interés efectivo original del crédito. Por otro lado, cualquier interés recaudado relacionado a un activo clasificado como deteriorado es contabilizado cuando es recibido.

Los dividendos recibidos de sociedades, clasificados como “Inversiones en otras sociedades” son reconocidos en resultado cuando surge el derecho de recibirlos.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

ii.    Comisiones, honorarios y conceptos asimilados

Los ingresos y gastos por comisiones y honorarios son reconocidos en el Estado Intermedio Consolidado de Resultados utilizando distintos criterios según sea su naturaleza. Los más significativos son:

-	Los ingresos y gastos por comisiones y honorarios relacionados con activos y pasivos financieros medidos a valor razonable con cambios en resultados son reconocidos cuando son pagados.
-	Aquellos que surgen de transacciones o servicios que se prolongan a lo largo del tiempo, los cuales son reconocidos durante la vida de tales transacciones o servicios.
-	Aquellos que responden a un acto singular, los cuales son reconocidos cuando se produce el acto que los origina.

iii.    Ingresos y gastos no financieros

Se reconocen contablemente de acuerdo con el criterio de devengo.

iv.    Comisiones en la formalización de préstamos

Las comisiones financieras que surgen en la formalización de préstamos, fundamentalmente las comisiones de apertura o de estudio e información, son periodificadas y registradas en el Estado Intermedio Consolidado de Resultados a lo largo de la vida del préstamo. En el caso de las comisiones de apertura, se registra inmediatamente en el Estado Intermedio Consolidado de Resultados la parte correspondientes a los costos directos relacionados incurridos en la formalización de dichas operaciones.

j)      Deterioro

i.      Activos financieros:

Un activo financiero, distinto de los activos medidos a valor razonable con cambios en resultados, es evaluado en cada fecha de presentación de los estados financieros para determinar si existe evidencia objetiva de deterioro.

Un activo financiero o un grupo de activos financieros estará deteriorado, y se habrá producido una pérdida por deterioro del valor si, y solo si, existe evidencia objetiva del deterioro como resultado de uno o más eventos que hayan ocurrido después del reconocimiento inicial del activo (un “evento que causa la pérdida”), y ese evento o eventos causantes de la pérdida tengan un impacto sobre los flujos de efectivo futuros estimados del activo financiero o del grupo de activos financieros.

Una pérdida por deterioro en relación con activos financieros registrados al costo amortizado, se calcula como la diferencia entre el importe en libros del activo y el valor presente de los flujos de efectivo futuros estimados, descontados al tipo de interés efectivo original del activo financiero.

Una pérdida por deterioro en relación con un activo financiero disponible para la venta se calcula en base a una significativa prolongada disminución en su valor razonable.

Los activos financieros individualmente significativos son examinados individualmente para determinar su deterioro. Los activos financieros restantes son evaluados colectivamente en grupos que comparten características de riesgo crediticio similares.

Todas las pérdidas por deterioro son reconocidas en resultado. Cualquier pérdida acumulada en relación con un activo financiero disponible para la venta reconocido anteriormente en patrimonio es transferido al resultado.

El reverso de una pérdida por deterioro ocurre solo si éste puede ser relacionado objetivamente con un evento ocurrido después de que éste fue reconocido. En el caso de los activos financieros registrados al costo amortizado y para los disponibles para la venta que son títulos de venta, el reverso es reconocido en el resultado. En el caso de los activos financieros que son títulos de renta variable, el reverso es reconocido directamente en patrimonio.

ii.     Activos no financieros:

El monto en libros de los activos no financieros del Banco, excluyendo propiedades de inversión son revisados en cada fecha de presentación de los estados financieros para determinar si existen indicios de deterioro. Si existen tales indicios, entonces se estima el monto a recuperar del activo.

En relación con otros activos, las pérdidas por deterioro reconocidas en períodos anteriores son evaluadas en cada fecha de presentación en búsqueda de cualquier indicio de que la pérdida haya disminuido o haya desaparecido. Una pérdida por deterioro se revertirá solo en la medida que no exceda al monto acumulado de perdidas por deterioro registradas.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

k)     Activo fijo

Incluye el importe de los inmuebles, terrenos, mobiliario, vehículos, equipos de informática y otras instalaciones de propiedad de las entidades consolidadas o adquiridos en régimen de arrendamiento financiero. Los activos se clasificarán en función de su uso:

i.      Activo fijo de uso propio

El activo fijo de uso propio (que incluye, entre otros, los activos materiales recibidos por las entidades consolidadas para la liquidación, total o parcial, de activos financieros que representan derechos de cobro frente a terceros y a los que se prevé dar un uso continuado y propio, así como los que se están adquiriendo en régimen de arrendamiento financiero) se presenta a su costo de adquisición, menos su correspondiente depreciación acumulada y, si procede, las pérdidas por deterioro que resultan de comparar el valor neto de cada partida con su correspondiente importe recuperable.

A estos efectos, el costo de adquisición de los activos adjudicados se asimila al importe neto de los activos financieros entregados a cambio de su adjudicación.

El Banco y sus subsidiarias eligieron valorizar ciertos bienes del activo fijo a la fecha de transición a NIIF tanto por su valor razonable como al monto revaluado existente bajo la antigua normativa, y usar dichos valores como costo atribuido en dicha fecha de acuerdo con NIIF 1 párrafos D5 y D6. Por lo tanto, la corrección monetaria aplicada hasta el 31 de Diciembre de 2007 no fue reversada.

La depreciación se calcula, aplicando el método lineal, sobre el costo de adquisición de los activos menos su valor residual, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida indefinida y que, por tanto, no son objeto de depreciación.

El Banco debe aplicar las siguientes vidas útiles a los bienes físicos que conformen el activo:

RUBRO	Vida Útil (Meses)

Terrenos	-
Cuadros y obras de arte	-
Bienes retirados por enajenar	-
Alfombras y cortinajes	36
Computadores y equipos periféricos	36
Vehículos	36
Software y sistemas computacionales	36
Cajeros automáticos y tele consultas	60
Máquinas y equipos en general	60
Mobiliario de oficina	60
Sistemas telefónicos y comunicación	60
Sistemas de seguridad	60
Derechos sobre líneas telefónicas	60
Sistemas de climatización	84
Instalaciones en general	120
Sistemas de seguridad (adquisiciones hasta Octubre 2002)	120
Construcciones	1.200

Con ocasión de cada cierre contable, las entidades consolidadas analizan si existen indicios de que el valor neto de los elementos de su activo material excede de su correspondiente importe recuperable, en cuyo caso, reducen el valor en libros del activo de que se trate hasta su importe recuperable y ajustan los cargos futuros por concepto de depreciación en proporción a su valor en libros ajustado y a su nueva vida útil remanente, en el caso de ser necesaria una reestimación de la misma.

De forma similar, cuando existen indicios de que se ha recuperado el valor de un activo material, las entidades consolidadas registran la reversión de la pérdida por deterioro contabilizada en períodos anteriores y ajustan en consecuencia los cargos futuros en concepto de su depreciación. En ningún caso la reversión de la pérdida por deterioro de un activo puede suponer el incremento de su valor en libros por encima de aquél que tendría si no se hubieran reconocido pérdidas por deterioro en ejercicios anteriores.

Asimismo, al menos al final del ejercicio, se procede a revisar las vidas útiles estimadas de los elementos del activo fijo de uso propio, de cara a detectar cambios significativos en las mismas que, de producirse, se ajustarán mediante la correspondiente corrección del cargo al Estado Intermedio Consolidado de Resultados de ejercicios futuros de la cuota de depreciación en virtud de las nuevas vidas útiles.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Los gastos de conservación y mantenimiento de los activos materiales de uso propio se cargan a los resultados del ejercicio en que se incurren.

ii.     Activos cedidos en arrendamiento operativo

Los criterios aplicados para el reconocimiento del costo de adquisición de los activos cedidos en arrendamiento operativo, para su amortización, para la estimación de sus respectivas vidas útiles y para el registro de sus pérdidas por deterioro, coinciden con los descritos en relación con los activos fijos de uso propio.

l)      Leasing

i.      Leasing financiero

Los leasing financieros son arrendamientos que transfieren substancialmente todos los riesgos y beneficios desde el propietario del activo arrendado al arrendatario.

Cuando las entidades consolidadas actúan como arrendadoras de un bien, la suma de los valores presentes de los importes que recibirán del arrendatario más el valor residual garantizado, habitualmente el precio de ejercicio de la opción de compra del arrendatario a la finalización del contrato, se registra como un financiamiento a terceros, por lo que se incluye en el rubro “Créditos y cuentas por cobrar a clientes” del Estado Intermedio de Situación Financiera Consolidado.

Cuando las entidades consolidadas actúan como arrendatarias, presentan el costo de los activos arrendados en el Estado Intermedio de Situación Financiera Consolidado según la naturaleza del bien objeto del contrato y, simultáneamente, un pasivo por el mismo importe (que será el menor del valor razonable del bien arrendado o de la suma de los valores presentes de las cantidades a pagar al arrendador más, en su caso, el precio de ejercicio de la opción de compra). Estos activos se deprecian con criterios similares a los aplicados al conjunto de los activos fijos de uso propio.

En ambos casos, los ingresos y gastos financieros con origen en estos contratos se abonan y cargan, respectivamente, al Estado Intermedio Consolidado de Resultados, en los ítems “Ingresos por intereses” y “Gastos por intereses”, a fin de lograr una tasa constante de rendimiento durante el plazo del arrendamiento.

ii.     Leasing operativo

En las operaciones de arrendamiento operativo, la propiedad del bien arrendado, y sustancialmente todos los riesgos y beneficios que recaen sobre el bien, permanecen en el arrendador.

Cuando las entidades consolidadas actúan como arrendadoras, presentan el costo de adquisición de los bienes arrendados en el ítem “Activo fijo”. Estos activos se deprecian de acuerdo con las políticas adoptadas para los activos materiales similares de uso propio y los ingresos procedentes de los contratos de arrendamiento se reconocen en el Estado Intermedio Consolidado de Resultados de forma lineal, en el ítem “Otros resultados operacionales”.

Cuando las entidades consolidadas actúan como arrendatarias, los gastos del arrendamiento incluyendo incentivos concedidos, en su caso, por el arrendador, se cargan linealmente a sus cuentas de pérdidas y ganancias consolidadas, en el capítulo “Otros gastos generales de administración” en el Estado Intermedio Consolidado de Resultados.

iii.    Ventas con arrendamiento posterior

En el caso de ventas a su valor razonable con arrendamiento operativo posterior, los resultados generados se registran en el momento de la venta.  En el caso de arrendamiento financiero posterior, los resultados generados se amortizan a lo largo del plazo de arrendamiento.

m)    Operaciones de factoring

Las operaciones de factoring se valorizan por los montos desembolsados por el Banco a cambio de las facturas u otros instrumentos de comercio representativos de crédito que el cedente entrega al Banco. La diferencia de precios entre las cantidades desembolsadas y el valor nominal real de los créditos se registra en el Estado Intermedio Consolidado de Resultados  como ingresos por intereses, a través del método del tipo de interés efectivo, durante el período de financiamiento.

En aquellos casos en que la cesión de estos instrumentos se realiza sin responsabilidad por parte del cedente, es el Banco quien asume los riesgos de insolvencia de los obligados al pago.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

n)     Activos intangibles

Los activos intangibles son identificados como activos no monetarios (separados de otros activos) sin sustancia física que surge como resultado de una transacción legal o son desarrollados internamente por las entidades consolidadas. Son activos cuyo costo puede ser estimado confiablemente y por los cuales las entidades consolidadas consideran probable que sean reconocidos beneficios económicos futuros.

Los activos intangibles son reconocidos inicialmente a su costo de adquisición o producción y son subsecuentemente medidos a su costo menos cualquier amortización acumulada o menos cualquier pérdida por deterioro acumulada.

Software desarrollado internamente

Los software desarrollados internamente son reconocidos como un activo intangible si, entre otros requisitos (básicamente la capacidad del Banco para usarlo o venderlo), puede ser identificado y tienen capacidad para generar beneficios económicos futuros.  La estimación de la vida útil del software es de 3 años.

Los activos intangibles son amortizados linealmente utilizando la vida útil estimada.

Los gastos en actividades de investigación son reconocidos como un gasto en el año en que estos son incurridos y no son posteriormente capitalizados.

o)     Efectivo y efectivo equivalente

Para la elaboración del estado de flujo de efectivo se ha utilizado el método indirecto, en el que partiendo del resultado consolidado del Banco antes de impuestos se incorporan las transacciones no monetarias, así como de los ingresos y gastos asociados con flujos de efectivo de actividades clasificadas como de inversión o financiamiento.

Para la elaboración del estado de flujos de efectivo se toman en consideración los siguientes conceptos:

i.
Flujos de efectivo: las entradas y salidas de efectivo y de efectivo equivalentes, entendiendo por éstas los saldos en partidas tales como: depósitos en el Banco Central de Chile, depósitos en Bancos Nacionales, depósitos en el exterior.

ii.	Actividades operacionales: corresponden a las actividades normales realizadas por los bancos, así como otras actividades que no pueden ser calificadas como de inversión o de financiamiento.
iii.	Actividades de inversión: corresponden a la adquisición, enajenación o disposición por otros medios, de activos a largo plazo y otras inversiones no incluidas en el efectivo y equivalente de efectivo.
iv.	Actividades de financiamiento: las actividades que producen cambios en el tamaño y composición del patrimonio neto y de los pasivos que no forman parte de las actividades operacionales o de inversión.

p)     Provisiones por riesgo de crédito

El Banco ha establecido provisiones para probables pérdidas en créditos de acuerdo con las instrucciones emitidas por la Superintendencia de Bancos e Instituciones Financieras y los modelos de calificación y evaluación de riesgo de crédito aprobadas por el Comité de Directores.

De acuerdo con la metodología desarrollada por el Banco, los préstamos se dividen en tres categorías:

i.	Colocaciones de consumo,
ii.	Colocaciones para vivienda, y
iii.	Colocaciones comerciales.

Los modelos internos utilizados para calcular las provisiones se describen a continuación:

Provisiones para las evaluaciones individuales de las colocaciones comerciales

El Banco asigna una categoría de riesgo para cada deudor y sus respectivos préstamos. Además, considera los siguientes factores de riesgo en el análisis: la industria o el sector, situación del negocio, socios y administración, su situación financiera y capacidad de pago; y el comportamiento de pago.

El Banco asigna una de las siguientes categorías de riesgo de cada deudor:

i.
Cartera en Cumplimiento Normal, la cual corresponde a deudores cuya capacidad de pago les permite cumplir con sus obligaciones y compromisos, y no se visualiza que esta condición cambie, de acuerdo a la situación económica-financiera. Las clasificaciones asignadas a esta cartera son las categorías A1 hasta A6.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

ii.
Cartera Subéstandar, incluye deudores con dificultades financieras o empeoramiento significativo de su capacidad de pago y sobre los que hay dudas razonables acerca del reembolso total del capital e intereses en los términos contractuales pactados, mostrando una baja holgura para cumplir con sus obligaciones financieras de corto plazo. Formaran parte de esta cartera aquellos deudores que en el último tiempo han presentado morosidades superiores a 90 días. Las clasificaciones asignadas a esta cartera son las categorías B1 hasta B4.

iii.
Cartera en Incumplimiento, incluye a los deudores y sus créditos para los cuales se considera remota su recuperación, pues muestran una deteriorada o nula capacidad de pago, forman parte de esta cartera aquellos deudores con indicios evidentes de una posible quiebra, aquellos que requieren una reestructuración forzada de deudas y cualquier deudor que presente un atraso igual o superior a 90 días en el pago de intereses o capital. Las clasificaciones asignadas a esta cartera son las categorías C1 hasta C6.

Como parte del análisis individual de los deudores, el Banco clasifica a los deudores en las siguientes categorías, asignándoles los porcentajes de probabilidad de incumplimiento y de pérdida dado el incumplimiento, los cuales dan como resultado los porcentajes de pérdida esperada:

Tipo de Cartera	Categoría del Deudor	Probabilidad de Incumplimiento (%)	Pérdida dado el Incumplimiento (%)	Pérdida Esperada (%)
	A1	0,04	90,0	0,03600
	A2	0,10	82,5	0,08250
Cartera Normal	A3	0,25	87,5	0,21875
	A4	2,00	87,5	1,75000
	A5	4,75	90,0	4,27500
	A6	10,00	90,0	9,00000
	B1	15,00	92,5	13,87500
Cartera Subestándar	B2	22,00	92,5	20,35000
	B3	33,00	97,5	32,17500
	B4	45,00	97,5	43,87500

Para la cartera en incumplimiento, el Banco debe mantener los siguientes niveles de reservas:

Clasificación	Rango de pérdida estimada	Provisión

C1	Hasta 3%	2%
C2	Más de 3% hasta 19%	10%
C3	Más de 19% hasta 29%	25%
C4	Más de 29% hasta 49%	40%
C5	Más de 49% hasta 79%	65%
C6	Más de 79%	90%

Para efectos de constituir las provisiones, se aplica el porcentaje asociado al rango de porcentajes de pérdida estimada sobre las colocaciones y los créditos contingentes que mantenga el mismo deudor.

Sin perjuicio de lo anterior, el Banco debe mantener un porcentaje de provisión mínimo de 0,5% sobre las colocaciones y créditos contingentes de la cartera normal, el cual se contabiliza como “ajuste a provisión mínima” dentro del rubro Provisiones por Contingencias del pasivo.

Provisiones de evaluación grupal

Las evaluaciones grupales resultan pertinentes para abordar un alto número de operaciones cuyos montos individuales son bajos y se trate de personas naturales o de empresas de tamaño pequeño.

Los niveles de provisiones requeridas han sido determinados por el Banco, de acuerdo a la pérdida estimada de los créditos, mediante la clasificación de la cartera de colocaciones usando uno de los dos siguientes modelos:

i.
El modelo basado en las características de los deudores y sus préstamos pendientes. Deudores y colocaciones con similares características pueden ser agrupados y a cada grupo se le asignará un nivel de riesgo.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

ii.
El modelo basado en el comportamiento de un grupo de colocaciones. Colocaciones con historial de pago análogos y similares características serán agrupados y a cada grupo se le asignará un nivel de riesgo.

Las evaluaciones grupales de que se trata requieren de la conformación de grupos de créditos con características homogéneas en cuanto a tipo de deudores y condiciones pactadas, a fin de establecer, mediante estimaciones técnicamente fundamentadas y siguiendo criterios prudenciales, tanto el comportamiento de pago del grupo de que se trate como de las recuperaciones de sus créditos deteriorados y, consecuentemente, constituir las provisiones necesarias para cubrir el riesgo de la cartera.

Banco Santander Chile, utiliza metodologías de provisiones para la cartera definida como Grupal, donde incluye créditos comerciales para deudores no carterizados, créditos hipotecarios y consumo (incluyendo cuotas, tarjetas y líneas).  El modelo utilizado aplica tasas de pérdidas históricas por segmento y perfil de riesgo sobre los créditos y cuentas por cobrar a clientes correspondientes a cada cartera para su respectiva constitución de provisiones.

El modelo de provisiones de la cartera de consumo segmenta la cartera en cuatro grupos, constituyendo un modelo para cada uno de ellos:

•	Clientes normales nuevos
•	Clientes normales antiguos
•	Clientes renegociados nuevos
•	Clientes renegociados antiguos

Cada modelo es segmentado por perfil de riesgo, para diferenciar el riesgo de cada cartera de una manera más adecuada y ordenada. El método de perfilamiento se establece en base a un método de construcción estadístico conocido como “scorecards”, estableciendo una relación a través de una regresión logística entre variables tales como; morosidad, comportamiento externo, variables socio-demográficas, otras y una variable de respuesta que determina el riesgo del cliente, en este caso mora igual o superior a 90 días.  Una vez estimados los “Scorecards” se establecen perfiles comunes relacionados a un orden lógico, bondad estadística y diferenciación de las tasas de pérdidas o vintage de castigos.

Las tasas de pérdidas se definen a través de la metodología “Vintage de Castigos Netos” (castigos netos de recuperos); es decir, se establece el período donde se maximiza o estabiliza las pérdidas de las distintas “camadas” por cada uno de los modelos.  Una vez obtenido el período de estabilización, se aplica a cada perfil de cada modelo para obtener la tasa de castigo asociada a dicho período.

En el caso de los modelos comerciales grupales e hipotecarios, se utilizan segmentos de negocio, perfiles de riesgo y tramos de morosidad, constituyendo una matriz donde se alojan las tasas de pérdidas para cada combinación de segmento, perfil, y morosidad. Las tasas de pérdidas se elaboran a través de mediciones históricas y estimaciones estadísticas dependiendo del segmento y de la cartera o producto.

Provisiones de colocaciones para hipotecario y de consumo

Las provisiones de colocaciones para hipotecario y de consumo están directamente relacionadas con la madurez de las colocaciones.

A todos los créditos de consumo e hipotecarios se les asigna un rating según base individual utilizando un modelo estadístico automático y sofisticado que también considera el comportamiento de crédito de los deudores. Una vez que el rating del cliente es determinado, la provisión del préstamo hipotecario o de consumo es calculada usando una categoría de riesgo y un porcentaje relacionado, el cual dependerá de su madurez.

Durante el ejercicio 2011 el Banco, dentro de su proceso normal de mejoramiento de los modelos de provisiones, en base a su experiencia, ha recalibrado su modelo de provisiones hipotecarias, lo que generó un impacto aproximado de MM$ 16.258 de mayores provisiones. El efecto de esta actualización, al tratarse de un cambio en una estimación, de acuerdo  la Norma Internacional de Contabilidad N° 8 “Políticas Contables, Cambios en las Estimaciones Contables y Errores” (NIC 8), se registrará en el Estado Intermedio de Resultados Consolidado.

Provisiones adicionales

Bajo las normas de la SBIF, a los bancos se les permite establecer provisiones por sobre los límites descritos anteriormente, a fin de resguardarse del riesgo de fluctuaciones  económicas no predecibles que puedan afectar el entorno macroeconómico o la situación de un sector económico especifico.

Estas provisiones de acuerdo a lo establecido en el numero 10 del Capitulo B-1 del Compendio de Normas Contables de la SBIF, se informaran en el pasivo al igual que las provisiones sobre créditos contingentes.

Castigos

Por regla general, los castigos deben efectuarse cuando expiren los derechos contractuales sobre los flujos de efectivo. Al tratarse de colocaciones, aún cuando no ocurriera lo anterior, se procederá a castigar los respectivos saldos del activo de acuerdo con lo indicado en el título II del Capítulo B-2 del Compendio de Normas Contables de la Superintendencia de Bancos e Instituciones Financieras.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Los castigos de que se trata se refieren a las bajas en el Estado de Situación Financiera Consolidado del activo correspondiente a la respectiva operación incluyendo, por consiguiente, aquella parte que pudiera no estar vencida si se tratara de un crédito pagadero en cuotas o parcialidades, o de una operación de leasing (no existen castigos parciales).

Los castigos se contabilizan siempre con cargo a las provisiones por riesgo de crédito constituidas, de acuerdo con lo indicado en el Capítulo B-1 del Compendio de Normas Contables, cualquiera sea la causa por la cual se procede al castigo.  Los pagos posteriores que se obtuvieran por las operaciones castigadas se reconocerán en el Estado Intermedio Consolidado de Resultados como Recuperaciones de créditos castigados.

Los castigos de los créditos y cuentas por cobrar se realizan sobre las cuotas vencidas, morosas y vigentes, y el plazo debe computarse desde el inicio de su mora, es decir, efectuarse cuando el tiempo de mora de una cuota o porción de crédito de una operación alcance el plazo para castigar que se dispone a continuación:

Tipo de colocación	Plazo

Créditos de consumo con o sin garantías reales	6 meses
Otras operaciones sin garantías reales	24 meses
Créditos comerciales con garantías reales	36 meses
Créditos hipotecarios para vivienda	48 meses
Leasing de consumo	6 meses
Otras operaciones de leasing no inmobiliario	12 meses
Leasing inmobiliario (comercial y vivienda)	36 meses

Cualquier renegociación de un crédito ya castigado no dará origen a ingresos, mientras la operación siga teniendo la calidad de deteriorada, debiendo tratarse los pagos efectivos que se reciban, como recuperaciones de créditos castigados.

El crédito renegociado sólo se podrá reingresar al activo si deja de tener la calidad de deteriorado, reconociendo también el ingreso por la activación como recuperación de créditos castigados.

Recuperaciones de créditos y cuentas por cobrar a clientes previamente castigados

Las recuperaciones de créditos y cuentas por cobrar a clientes, previamente castigados, son registradas en el Estado Intermedio Consolidado de Resultados como una reducción de las provisiones por riesgo de crédito.

q)     Provisiones, activos y pasivos contingentes

Las provisiones son pasivos en los que existe incertidumbre acerca de su cuantía o vencimiento. Estas provisiones se reconocen en el Estado Intermedio de Situación Financiera Consolidado cuando se cumplen los siguientes requisitos en forma copulativa:

i.	Es una obligación presente (legal o constructiva) como resultado de hechos pasados y,
ii.	A la fecha de los estados financieros es probable que el Banco tenga que desprenderse de recursos para cancelar la obligación y la cuantía de estos recursos puedan medirse de manera fiable.

Un activo o pasivo contingente es toda obligación surgida de hechos pasados cuya existencia quedará confirmada sólo si llegan a ocurrir uno o más sucesos futuros inciertos y que no están bajo el control del Banco.

Se califican como contingentes en información complementaria lo siguiente:

i.
Avales y fianzas: Comprende los avales, fianzas y cartas de crédito stand by a que se refiere el Capítulo 8-10 de la Recopilación Actualizada de Normas. Además, comprende las garantías de pago de los compradores en operaciones de factoraje, según lo indicado en el Capítulo 8-38 de dicha Recopilación.

ii.	Cartas de crédito del exterior confirmadas: Corresponde a las cartas de crédito confirmadas por el Banco.

iii.	Cartas de crédito documentarias: Incluye las cartas de créditos documentarias emitidas por el Banco, que aún no han sido negociadas.

iv.	Boletas de garantía: Corresponde a las boletas de garantía enteradas con pagaré a que se refiere el Capítulo 8-11 de la Recopilación Actualizada de Normas.

v.	Cartas de garantía interbancarias: Corresponde a las cartas de garantía emitidas según lo previsto en el título II del Capítulo 8-12 de la Recopilación Actualizada de Normas.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

vi.
Líneas de crédito de libre disposición: Considera los montos no utilizados de líneas de crédito que permiten a los clientes hacer uso del crédito sin decisiones previas por parte del Banco (por ejemplo, con el uso de tarjetas de crédito o sobregiros pactados en cuentas corrientes).

vii.
Otros compromisos de crédito:  Comprende los montos no colocados de créditos comprometidos, que deben ser desembolsados en una fecha futura acordada o cursados al ocurrir los hechos previstos contractualmente con el cliente, como puede suceder en el caso de líneas de crédito vinculadas al estado de avance de proyectos de construcción o similares.

viii.
Otros créditos contingentes: Incluye cualquier otro tipo de compromiso de la entidad que pudiere existir y que puede dar origen a un crédito efectivo al producirse ciertos hechos futuros. En general, comprende operaciones infrecuentes tales como la entrega en prenda de instrumentos para garantizar el pago de operaciones de crédito entre terceros u operaciones con derivados contratados por cuenta de terceros que puedan implicar una obligación de pago y no se encuentran cubiertos con depósitos.

Las cuentas anuales consolidadas recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario.

Las provisiones son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir o disminuyen.

Las provisiones se clasifican en función de las obligaciones cubiertas, siendo estas las siguientes:

-	Provisiones para beneficios y remuneraciones del personal
-	Provisión para dividendos mínimos
-	Provisiones por riesgo de créditos contingentes
-	Provisiones por contingencias

r)     Impuesto a la renta e impuestos diferidos

El Banco reconoce, cuando corresponde, activos y pasivos por impuestos diferidos por la estimación futura de los efectos tributarios atribuibles a diferencias entre los valores contables de los activos, pasivos y sus valores tributarios.  La medición de los activos y pasivos por impuestos diferidos se efectúa en base a la tasa de impuesto que, de acuerdo a la legislación tributaria vigente, se deba aplicar en el año en que los activos y pasivos por impuestos diferidos sean realizados o liquidados.  Los efectos futuros de cambios en la legislación tributaria o en las tasas de impuestos son reconocidos en los impuestos diferidos a partir de la fecha en que la ley que aprueba dichos cambios sea publicada.

s)     Uso de estimaciones

La preparación de los estados financieros requiere que la Administración realice juicios, estimaciones y supuestos que afectan la aplicación de las políticas de contabilidad y los montos de activos, pasivos, ingresos y gastos presentados. Los resultados reales pueden diferir de estas estimaciones.

En ciertos casos los principios contables generalmente aceptados requieren que los activos o pasivos sean registrados o presentados a su valor razonable. El valor razonable es el monto al cual un activo puede ser intercambiado, o un pasivo cancelado entre un comprador y un vendedor interesado y debidamente informado, que realizan una transacción libre. Cuando los precios de mercado en mercados activos están disponibles han sido utilizados como base de valoración. Cuando los precios de mercado en mercados activos no están disponibles, el Banco ha estimado aquellos valores basado en la mejor información disponible, incluyendo el uso de modelos internos valorización y otras técnicas de evaluación.

El Banco ha establecido provisiones para cubrirse de posibles pérdidas por créditos de acuerdo a las regulaciones emitidas por la Superintendencia de Bancos e Instituciones Financieras. Estas regulaciones requieren que para estimar las provisiones, sean éstas evaluadas regularmente tomando en consideración factores como cambios en la naturaleza y tamaño de la cartera de créditos, tendencias en la cartera prevista, calidad crediticia y condiciones económicas que puedan afectar a la capacidad de pago de los deudores. Los incrementos en provisiones por riesgo de créditos son presentadas como “Provisiones por riesgo de crédito” en el Estado Intermedio Consolidado de Resultados. Los préstamos son castigados cuando la Administración determina que el préstamo o una parte de este no puede ser cobrado. Los castigos son registrados como una reducción de las provisiones por riesgo de crédito.

Las estimaciones y supuestos relevantes son revisados regularmente por la Administración del Banco a fin de cuantificar algunos activos, pasivos, ingresos, gastos y compromisos.  Las revisiones de las estimaciones contables son reconocidas en el período  en que la estimación es revisada y en cualquier período futuro afectado.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Principalmente, estas estimaciones, realizadas en función de la mejor información disponible, se refieran a:

-	Las pérdidas por deterioros de determinados activos (Notas 8, 9 , 10 y 30)
-	La vida útil de los activos materiales e intangibles (Notas 11, 12 y 30)
-	El valor razonable de activos y pasivos (Notas 6, 7, 10 y 33)
-	Contingencias y compromisos (Nota 19)
-	Impuestos corrientes e impuestos diferidos (Nota 13)

t)      Activos no corrientes mantenidos para la venta

Los activos no corrientes (o grupo enajenable que comprende activos y pasivos) que se espera sean recuperados principalmente a través de ventas en lugar de ser recuperados mediante su uso continuo son clasificados como mantenidos para la venta. Inmediatamente antes de esta clasificación, los activos (o elementos de un grupo enajenable) son vueltos a medir de acuerdo con las políticas contables del Banco.  A partir de ese momento, los activos (o grupo de enajenación) son medidos al menor valor entre el valor en libros y el valor razonable menos el costo de ventas.

Cualquier pérdida por deterioro es primero asignado al goodwill y luego a los activos y pasivos restantes en base a prorrateo, excepto en el caso que ninguna pérdida haya sido registrada en los activos financieros, los activos diferidos, los planes de activos de beneficios a los empleados y la propiedad de inversión, que siguen siendo evaluados según las políticas contables del Banco.  Las pérdidas por deterioro en la clasificación inicial de mantenidas para la venta y con ganancias y pérdidas posteriores a la revalorización, son reconocidas en el resultado.  Las ganancias no son reconocidas si superan cualquier pérdida acumulativa.

Al 30 de Junio de 2011 y al 31 de Diciembre  de 2010 el Banco no ha clasificado activos no corrientes como mantenidos para la venta.

Bienes recibidos o adjudicados en pago

Los bienes recibidos o adjudicados en pago de créditos y cuentas por cobrar a clientes son registrados, en el caso de las daciones en pago, al precio convenido entre las partes o, por el contrario, en aquellos casos donde no exista acuerdo entre estas, por el monto por el cual el Banco se adjudica dichos bienes en un remate judicial.

Posteriormente, estos bienes son valorizados por el menor importe entre el valor registrado en un inicio y su valor neto de realización, el cual corresponde a su valor razonable (valor de liquidez determinado a través de una tasación independiente)  menos sus respectivos costos de ventas.

A lo menos una vez al año, el Banco realiza los análisis necesarios para actualizar su determinación del costo de venta de este tipo de activos.  Al 30 de Junio de 2011 el costo de venta (costo para mantenerlo y enajenarlo) promedio estimado utilizado es de un 5,5% sobre el valor de tasación. Al 30 de Junio de 2010, el costo de venta promedio utilizado fue de 5,9% .

En general, se estima que estos bienes serán enajenados dentro del plazo de un año contado desde su fecha de adjudicación.  En cumplimiento de lo dispuesto por el artículo 84 de la Ley General de Bancos, aquellos bienes que no son vendidos dentro de dicho plazo, son castigados en una única cuota.

u)     Utilidad por acción

La utilidad básica por acción se determina dividiendo el resultado neto atribuido a los tenedores patrimoniales del Banco entre el número promedio ponderado de las acciones en circulación durante ese período.

El beneficio diluido por acción se determina de forma similar al beneficio básico, pero el número promedio ponderado de acciones en circulación se ajusta para tener en cuenta el efecto dilusivo potencial de las opciones sobre acciones, warrants y deuda convertible.

Al 30 de Junio de 2011 y 2010 el Banco no posee instrumentos que generen efectos dilusivos en el patrimonio.

v)     Adquisición (cesión) temporal de activos

Compras (ventas) de activos financieros bajo acuerdos de retroventa no opcional (retrocompra) a un precio fijo (“repos”) son reconocidos en el Estado Intermedio de Situación Financiera Consolidado como una cesión (recepción) financiera, basada en la naturaleza del deudor (acreedor), en los ítems “Depósitos en el Banco Central de Chile”, “Depósitos en instituciones financieras” o “Créditos y cuentas por cobrar a clientes” (“Depósitos del Banco Central de Chile”, “Depósitos de instituciones financieras” o “Depósitos y captaciones”).

La diferencia entre los precios de compra y venta se registra como intereses financieros durante la vida del contrato.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

w)     Patrimonios y fondos de inversión gestionados por el Banco

Los patrimonios administrados por las distintas sociedades que forman parte del perímetro de consolidación del Banco (Santander Asset Management S.A Administradora General de Fondos y Santander S.A. Sociedad Securitizadora) que son propiedad de terceros no se incluyen en el Estado Intermedio de Situación Financiera Consolidado. Las comisiones generadas por esta actividad se incluyen en el saldo del rubro “Ingresos por comisiones” del Estado Intermedio Consolidado de Resultados.

x)     Provisión dividendos mínimos

Al 30 de Junio de 2011 y 2010, el Banco reconoció un pasivo (provisión) por dividendos mínimos u obligatorios. Esta provisión se realiza en base a lo estipulado en el artículo 79 la Ley de Sociedades Anónimas, coincidente con la política interna de dividendos del Banco, la cual estipula que al menos se distribuirá el 30% del resultado neto del ejercicio, salvo acuerdo diferente adoptado en la junta de accionistas respectiva, por la unanimidad de las acciones emitidas. Esta provisión es registrada como una disminución de las “Utilidades Retenidas” bajo el concepto “Provisión dividendo mínimo” dentro del Estado Intermedio Consolidado de Cambios en el Patrimonio.

y)     Beneficios al Personal

i.     Retribuciones post – empleo – Plan de beneficio definido:

De acuerdo con los convenios colectivos laborales vigentes y otros acuerdos, el banco tiene asumido el compromiso de complementar las prestaciones de los sistemas públicos que correspondan a determinados empleados y a sus derecho habientes en los casos de jubilación, incapacidad permanente o fallecimiento, las remuneraciones e indemnizaciones pendientes de pago, aportaciones a sistemas de previsión para los empleados prejubilados y las atenciones sociales post-empleo.

Características del Plan:

Las principales características del Plan de Beneficios post – empleo impulsada por el Grupo Santander Chile son:

a.	Orientado a los Directivos del Grupo.
b.	El requisito general para optar a este beneficio, es estar en ejercicio de su cargo al momento de cumplir los 60 años.
c.	El Banco tomará un seguro (fondo de ahorro) a su nombre, por el cual deberá realizar periódicamente el pago de la respectiva prima (aporte).
d.	El Banco será el responsable de otorgar los beneficios en forma directa.

El Banco registra en la línea de “Provisiones por otros beneficios al personal” del pasivo del Estado Intermedio de Situación Financiera Consolidado (o en el activo, en el rubro “Otros activos”, dependiendo del signo de la diferencia) el valor presente de los compromisos post-empleo de prestación definida, netos del valor razonable de los “activos del plan” y de las ganancias y/o pérdidas actuariales netas acumuladas no registradas, puestas de manifiesto en la valoración de estos compromisos que son diferidas en virtud del tratamiento de la denominada “banda de fluctuación”, y del “costo por los servicios pasados” cuyo registro se difiere en el tiempo, según se explica a continuación.

Se consideran “activos del plan” aquellos con los cuales se liquidarán directamente las obligaciones y reúnen las siguientes condiciones:

-	No son propiedad de las entidades consolidadas, sino de un tercero separado legalmente y sin el carácter de parte vinculada al Banco.
-
Sólo están disponibles para pagar o financiar retribuciones post-empleo y no pueden retornar a las entidades consolidadas, salvo cuando los activos que quedan en dicho plan son suficientes para cumplir todas las obligaciones del plan o de la entidad relacionadas con las prestaciones de los empleados actuales o pasados o para rembolsar las prestaciones de los empleados ya pagadas por el Banco.

Se consideran “ganancias y pérdidas actuariales” las que procedan de las diferencias entre hipótesis actuariales previas y la realidad y de cambios en las hipótesis actuariales utilizadas. El Banco aplica, por planes, el criterio de la “banda de fluctuación”, por lo que registra en el Estado Intermedio Consolidado de Resultados la cuantía que resulta al dividir entre cinco el importe neto de las ganancias y/o pérdidas actuariales acumuladas no reconocidas al inicio de cada ejercicio que exceda el 10% del valor presente de las obligaciones o el 10% del valor razonable de los activos al inicio del ejercicio, el mayor de los dos.

El “costo de los servicios pasados” - que tiene su origen en modificaciones introducidas en las retribuciones post-empleo ya existentes o en la introducción de nuevas prestaciones - se reconoce en el Estado Intermedio Consolidado de Resultados, linealmente, a lo largo del período comprendido entre el momento en el que surgen los nuevos compromisos y la fecha en la que el empleado tenga el derecho irrevocable a recibir las nuevas prestaciones.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Las retribuciones post-empleo se reconocen en el Estado Intermedio Consolidado de Resultados de la siguiente forma:

-
El costo de los servicios del período corriente, entendido como el incremento del valor presentel de las obligaciones que se origina como consecuencia de los servicios prestados en el ejercicio por los empleados en el rubro “Remuneraciones y gastos del personal”.

-
El costo por intereses, entendido como el incremento producido en el ejercicio del valor presente de las obligaciones como consecuencia del paso del tiempo.  Cuando las obligaciones se presentan en el pasivo del Estado Intermedio de Situación Financiera Consolidado netas de los activos afectos al plan, el costo de los pasivos que se reconocen en el Estado Intermedio Consolidado de Resultados corresponden exclusivamente a las obligaciones registradas en el pasivo.

-	El rendimiento esperado de los activos del plan y las pérdidas y ganancias en su valor, menos cualquier costo originado por su administración y los impuestos que les afecten.
-
Las pérdidas y ganancias actuariales calculadas utilizando la “banda de fluctuación” y del costo de los servicios pasados no reconocidos, son registrados en el Estado Intermedio Consolidado de Resultados en el rubro Remuneraciones y gastos del personal“.

ii.     Indemnizaciones por años de servicios:

Las indemnizaciones por años de servicios se registran sólo cuando éstas efectivamente se producen o cuando se dispone de un plan formal y detallado en el que se identifican las modificaciones fundamentales que se van a realizar, y siempre que se haya comenzado a ejecutar dicho plan o se haya anunciado públicamente sus principales características, o se desprendan hechos objetivos sobre su ejecución.

iii.    Beneficios basados en instrumentos de capital:

La entrega a los ejecutivos del Banco y sus afiliadas de instrumentos de capital como contraprestación a sus servicios, cuando dichos instrumentos se entregan una vez terminado un período específico de servicios, se reconoce como un gasto en el Estado Intermedio Consolidado de Resultados en el rubro “Remuneraciones y gastos del personal”, a medida que los ejecutivos prestan sus servicios durante dicho período.

Estos beneficios no generan efectos dilusivos, ya que están basados en acciones de Banco Santander S.A. (matriz de Banco Santander Chile, radicada en España).

z)      Nuevos pronunciamientos contables

i.	Adopción de nuevas normas contables e instrucciones emitidas tanto por la Superintendencia de Bancos e Instituciones Financieras como por el International Accounting Standards Board

A la fecha de emisión de los presentes Estados Intermedios de Situación Financiera Consolidados los nuevos pronunciamientos contables emitidos tanto por la Superintendencia de Bancos e Instituciones Financieras (“SBIF”) como por el International Accounting Standards Board, que han sido adoptados en su totalidad por el Banco, se detallan a continuación:

1)	Normas Contables emitidas por la Superintendencia de Bancos e Instituciones Financieras

Circular N°3.518 – El 2 de Febrero de 2011, la SBIF emitió esta circular con el objeto de  complementar las instrucciones que rigen a contar de Enero de 2011 en relación a los Capítulos B-1 y B-3, con el objeto de precisar algunas instrucciones. Los cambios introducidos solo obedecen a la adición y eliminación de palabras del texto con el fin de aclarar las normas expuestas. Esta Circular no tuvo efectos significativos en estos estados intermedios financieros consolidados.

Circular N°3.510 – El 8 de Octubre de 2010, la SBIF emitió esta Circular con el objeto de adecuar los formatos a las nuevas instrucciones sobre provisiones y cubrir ciertas necesidades de información con un mayor desglose, se reemplaza el Capítulo C-3, “Estados Financieros Mensuales” del Compendio de Normas Contables. Los cambios introducidos en éste Capítulo obedecen solamente a la eliminación o creación de las líneas o ítems que se indican en el Anexo a esta Circular, los que se aplicarán a contar de la información referida al 31 de Enero de 2011.

Circular N°3.503 - En Agosto de 2010 la SBIF emitió esta Circular la cual complementa y modifica las instrucciones relacionadas al Compendio de Normas Contables capítulos B-1, B-2, B-3 y C1 relacionadas con provisiones y carteras deterioradas. Los cambios aquí introducidos corresponden a nuevos textos y re- expresión de conceptos relacionados a tipos de créditos y carteras. Estas modificaciones regirán a partir del 01 de Enero del año 2011. Adicionalmente, esta circular introduce disposiciones relativas a provisiones adicionales contenidas en el N°9 del Capítulo B-1 las cuales tienen vigencia durante el año 2010. Los efectos en los estados financieros por la adopción de esta Circular se describen en Nota 2 “Cambios Contables”

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

2)	Normas Contables emitidas por el International Accounting Standards Board

Enmienda a NIC 32, Instrumentos Financieros: Presentación – El 08 de Octubre de 2009, el IASB emitió una modificación a NIC 32, Instrumentos Financieros: Presentación, titulada Clasificación de Emisión de Derechos.  De acuerdo con las modificaciones los derechos, opciones y warrants que de alguna manera cumplen con la definición del párrafo 11 de NIC 32 emitidos para adquirir un número fijo de instrumentos de patrimonio no derivados propios de una entidad por un monto fijo en cualquier moneda se clasifican como instrumentos de patrimonio siempre que la oferta sea realizada a pro-rata para todos los propietarios actuales de la misma clase de instrumentos de patrimonio no derivados propios de la entidad. La implantación de esta modificación no tuvo un impacto significativo en los Estados Intermedios Financieros Consolidados del Banco.

Enmienda a NIC 24, Revelaciones de Partes Relacionadas – El 04 de Noviembre de 2009, el IASB emitió modificaciones a NIC 24, Revelaciones de Partes Relacionadas. La Norma revisada simplifica los requerimientos de revelación para entidades que sean, controladas, controladas conjuntamente o significativamente influenciadas por una entidad gubernamental (denominada como entidades relacionadas - gubernamentales) y aclara la definición de entidad relacionada. La Norma revisada es efectiva para períodos anuales que comienzan en o después del 01 de Enero de 2011. Se requiere aplicación retrospectiva. Por lo tanto, en el año de aplicación inicial, las revelaciones para los períodos comparativos necesitan ser reemitidas. La aplicación anticipada es permitida, ya sea de la totalidad de la Norma revisada o de la exención parcial para entidades relacionadas – gubernamentales. Si una entidad aplica ya sea la totalidad de la Norma o la exención parcial para un período que comience antes del 01 de Enero de 2011, se exige que se revele ese hecho. El Banco no está relacionado con una entidad gubernamental, por lo tanto las exenciones de revelación no son aplicables al Banco. Adicionalmente, los cambios en la definición de parte relacionada no generaron efecto en los Estados Intermedios Financieros Consolidados del Banco.

CINIIF 19, Extinción de Pasivos Financieros con Instrumentos de Patrimonio – El 26 de Noviembre de 2009, el International Financial Reporting Interpretations Committee (IFRIC) emitió CINIIF 19, Extinción de Pasivos Financieros con Instrumentos de Patrimonio. Esta interpretación proporciona guías sobre como contabilizar la extinción de un pasivo financiero mediante la emisión de instrumentos de patrimonio. La interpretación concluyó que el emitir instrumentos de patrimonio para extinguir una obligación constituye la consideración pagada. La consideración deberá ser medida al valor razonable del instrumento de patrimonio emitido, a menos que el valor razonable no sea fácilmente determinable, en cuyo caso los instrumentos de patrimonio deberán ser medidos al valor razonable de la obligación extinguida. La implantación de esta interpretación no tuvo un impacto significativo en los Estados Intermedios Financieros Consolidados del Banco.

Enmienda CINIIF 14, NIC 19 - El límite sobre un activo por beneficios definidos, requerimientos de fondeo mínimo y su interacción – En Diciembre de 2009 el IASB emitió Prepago de un Requerimiento de fondeo mínimo, modificaciones a CINIIF 14 NIC 19 – El límite sobre un activo por beneficios definidos, requerimientos de fondeo mínimo y su interacción. Las modificaciones han sido realizadas para remediar una consecuencia no intencionada de CINIIF 14 donde se prohíbe a las entidades en algunas circunstancias reconocer como un activo los pagos por anticipado de contribuciones de fondeo mínimo. La implantación de esta enmienda no tuvo un impacto significativo en los Estados Intermedios Financieros Consolidados del Banco.

Mejoras a Normas Internacionales de Información Financiera – El 06 de Mayo de 2010, el IASB emitió Mejoras a NIIF 2010, incorporando modificaciones a 7 Normas Internacionales de Información Financiera. Esta es la tercera colección de modificaciones emitidas bajo el proceso de mejoras anuales, las cuales se diseñaron para hacer necesarias, pero no urgentes, modificaciones a las NIIF. Las modificaciones son efectivas para períodos anuales que comienzan en o después del 01 de Julio de 2010 y para períodos anuales que comienzan en o después del 01 de Enero de 2011. La implantación de estas mejoras no tuvo un impacto significativo en los Estados Intermedios Financieros Consolidados del Banco.

ii.
Nuevas normas contables e instrucciones emitidas tanto por la Superintendencia de Bancos e Instituciones Financieras como por el International Accounting Standards Board que no han entrado en vigencia al 30 de Junio de 2011.

A la fecha de cierre de los presentes estados financieros se habían publicado nuevas Normas Internacionales de Información Financiera así como interpretaciones de las mismas y normas de la SBIF, que no eran de cumplimiento obligatorio al 30 de Junio de 2011. Aunque en algunos casos la aplicación anticipada es permitida por el IASB, el Banco no ha realizado su aplicación a dicha fecha.

1)	Normas Contables emitidas por la Superintendencia de Bancos e Instituciones Financieras

Carta Circular N° 1 – El 4 de Mayo de 2010, la SBIF notificó la emisión del Decreto Supremo N°1.512 el cual reglamenta los créditos universales de la Ley N°20.448, para ello se solicita adoptar las medidas que correspondan para dar cumplimiento a las disposiciones de dicho decreto el 24 de octubre próximo. Los principales asuntos que deben abordarse para el efecto, dicen relación con los sistemas para calcular la Carga Anual Equivalente, los términos en que debe entregarse la información al consumidor y el contenido de los contratos de los créditos universales, que la entidad estará obligada a ofrecer a partir de aquella fecha.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

2)	Normas Contables emitidas por el International Accounting Standards Board

NIIF 10, Estados Intermedios Financieros Consolidados – El 12 de Mayo de 2011 IASB emitió NIIF 10 Estados Intermedios Financieros Consolidados, el cual reemplaza NIC 27 Estados Intermedios Financieros Consolidados y Separados y SIC 12 Consolidación – Entidades de Propósitos Especiales.  El objetivo de esta norma es proporcionar una base única de consolidación para todas las entidades, independiente de la naturaleza de la inversión, la cual se basa en el control. La definición de control incluye tres elementos: poder sobre la entidad, exposición o derechos a los retornos variables sobre la entidad y la habilidad de usar el poder sobre la entidad para afectar los retornos del inversor. NIIF 10 proporciona una guía detallada sobre como aplicar el principio de control en distintas situaciones, incluyendo relaciones de agencia y tenencia potencial de derechos de voto. Un inversor reevaluara si controla una entidad si existen cambios en los hechos y circunstancias. NIIF 10 reemplaza a NIC 27 en aquellas materias relacionadas a cuando y como un inversor debe preparar estados intermedios financieros consolidados y reemplaza SIC -12 completamente. La fecha efectiva es el 1 de Enero de 2013, con aplicación anticipada permitida bajo ciertas circunstancias. La Administración se encuentra evaluando el potencial impacto que esta norma tendrá en los estados financieros del Banco.

NIIF 11, Acuerdos Conjuntos – El 12 de Mayo de 2011 IASB emitió NIIF 11 Acuerdos Conjuntos el cual reemplaza NIC 31 Participación en Negocios Conjuntos y SIC 13 Entidades Controladas Conjuntamente – Aportaciones No Monetarias de los Participantes. NIIF 11 clasifica los acuerdos conjuntos como operaciones conjuntas (combinando los actuales conceptos de activos controlados conjuntamente y operaciones controladas conjuntamente) o negocios conjuntos (equivalente a los actuales conceptos de entidades controladas conjuntamente). Una operación conjunta es un acuerdo conjunto en donde las partes que tienen control conjunto tienen derechos sobre los activos y obligaciones por los pasivos. Un negocio conjunto es un acuerdo conjunto donde las partes que tiene control conjunto tienen derechos sobre los activos netos del acuerdo. NIIF11 requiere el uso del método de participación patrimonial para contabilizar la participación en un negocio conjunto, por lo tanto, elimina la proporción en la consolidación. La fecha efectiva de aplicación es el 1 de Enero de 2013, con aplicación anticipada permitida bajo ciertas circunstancias. La Administración se encuentra evaluando el potencial impacto que esta norma tendrá en los estados financieros del Banco.

NIIF 12, Revelaciones de Participaciones en Otras Entidades – El 12 de Mayo de 2011 IASB emitió NIIF 12 Revelaciones de Participaciones en Otras Sociedades el cual requiere extensas revelaciones relacionadas a la participación en subsidiarias, acuerdos conjuntos, asociadas y entidades estructuradas no consolidadas. NIIF 12 establece revelaciones objetivas y revelaciones mínimas específicas que una entidad debe proporcionar para cumplir con dichos objetivos. Una entidad deberá revelar información que ayude a los usuarios de sus estados financieros a evaluar la naturaleza y los riesgos asociados a la participación en otras entidades y los efectos de dichas participaciones en sus estados financieros. Los requerimientos de revelación son extensos y requieren esfuerzos significativos para recopilar la información necesaria. La fecha efectiva es el 1 de Enero de 2013, sin embargo, se permite la incorporación de cualquiera de estas nuevas revelaciones en los estados financieros antes de dicha fecha. La Administración se encuentra evaluando el potencial impacto que esta norma tendrá en los estados financieros del Banco.

NIIF 13, Medición a Valor Razonable – El 12 de Mayo de 2011 IASB emitió NIIF 13 Medición a Valor Razonable, el cual establece una única fuente que sirve de guía para la medición a valor razonable bajo NIIF. Esta norma aplica tanto a partidas financieras como no financieras medidas a valor razonable. El Valor Razonable se define como “el precio que sería recibido por vender un activo o pagado para transferir un pasivo en una transacción ordenada entre participantes del mercado a la fecha de medición” (esto es, un precio de salida). NIIF 13 es efectivo para periodos anuales que comiencen en o después del 1 de Enero de 2013, con adopción temprana permitida, y aplica prospectivamente desde el comienzo del año en el cual es adoptado. La Administración se encuentra evaluando el potencial impacto que esta norma tendrá en los estados financieros del Banco.

NIC 27, Estados Financieros Separados (revisado en 2011) – El 12 de Mayo de 2011, NIC 27 Estados Intermedios Financieros Consolidados y Separados ha sido corregido por la emisión de NIIF 10, pero conserva las guías para los estados financieros separados. La Administración estima que esta norma no tendrá efectos significativos en los estados financieros del Banco, debido a que la modificación no altera el tratamiento contable dado a los estados financieros separados.

NIC 28, Inversiones en Asociadas y Negocios Conjuntos (revisado en 2011) – El 12 de Mayo de 2011, NIC 28 Inversiones en Asociadas ha sido corregido de conformidad a los cambios introducidos a través de la emisión de NIIF 10, NIIF 11 y NIIF 12. La Administración se encuentra evaluando el potencial impacto que esta revisión de la norma tendrá en los estados financieros del Banco.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Enmienda a NIIF 1, Adopción por Primera Vez de las Normas Internacionales de Información Financiera – El 20 de Diciembre de 2010, el IASB publicó ciertas modificaciones a NIIF 1, específicamente:

(i) Eliminación de Fechas Fijadas para Adoptadores por Primera Vez - Estas modificaciones entregan una ayuda para adoptadores por primera vez de las NIIF al reemplazar la fecha de aplicación prospectiva del desreconicimiento de activos y pasivos financieros del ‘01 de Enero de 2004’ con ‘la fecha de transición a NIIF’ de esta manera los adoptadores por primera vez de NIIF no tienen que aplicar los requerimientos de desreconocimiento de NIC 39 retrospectivamente a una fecha anterior; y libera a los adoptadores por primera vez de recalcular las pérdidas y ganancias del ‘día 1’ sobre transacciones que ocurrieron antes de la fecha de transición a NIIF.

(ii) Hiperinflación Severa – Estas modificaciones proporcionan guías para la entidades que emergen de una hiperinflación severa, permitiéndoles en la fecha de transición de  las entidades medir todos los activos y pasivos mantenidos antes de la fecha de normalización de la moneda funcional a valor razonable en la fecha de transición a NIIF y utilizar ese valor razonable como el costo atribuido para esos activos y pasivos en el estado de situación financiera de apertura bajo NIIF. Las entidades que usen esta exención deberán describir las circunstancias de cómo, y por qué, su moneda funcional se vio sujeta a hiperinflación severa y las circunstancias que llevaron a que esas condiciones terminaran.

Estas modificaciones serán aplicadas obligatoriamente para períodos anuales que comienzan en o después del 01 de Julio de 2011.  Se permite la aplicación anticipada. La Administración del Banco considera que estas modificaciones no tendrán efectos en sus estados financieros pues no es un adoptador por primera vez de las NIIF.

Enmienda a NIC 12, Impuesto a las ganancias – El 20 de Diciembre de 2010, el IASB publicó Impuestos diferidos: Recuperación del Activo Subyacente – Modificaciones a NIC 12. Las modificaciones establecen una exención al principio general de IAS 12 de que la medición de activos y pasivos por impuestos diferidos deberán reflejar las consecuencias tributarias que seguirían de la manera en la cual la entidad espera recuperar el valor libros de un activo. Específicamente la exención aplica a los activos y pasivos por impuestos diferidos que se originan en propiedades de inversión medidas usando el modelo del valor razonable de NIC 40 y en propiedades de inversión adquiridas en una combinación de negocios, si ésta es posteriormente medida usando el modelo del valor razonable de NIC 40. La modificación introduce una presunción de que el valor corriente de la propiedad de inversión será recuperada al momento de su venta, excepto cuando la propiedad de inversión es depreciable y es mantenida dentro de un modelo de negocios cuyo objetivo es consumir sustancialmente todos los beneficios económicos a lo largo del tiempo, en lugar de a través de la venta. Estas modificaciones deberán ser aplicadas retrospectivamente exigiendo una reemisión retrospectiva de todos los activos y pasivos por impuestos diferidos dentro del alcance de esta modificación, incluyendo aquellos que hubiesen sido reconocidos inicialmente en una combinación de negocios. La fecha de aplicación obligatoria de estas modificaciones es para períodos anuales que comienzan en o después del 01 de Enero de 2012. Se permite la aplicación anticipada. La Administración del Banco estima que estas modificaciones serán adoptadas en sus estados financieros para el período que comenzará el 01 de Enero de 2012. La Administración se encuentra evaluando el potencial impacto de la adopción de estas modificaciones.

Enmiendas a NIIF 9, Instrumentos Financieros – El 28 de Octubre de 2010, el IASB publicó una versión revisada de NIIF 9, Instrumentos Financieros. La Norma revisada retiene los requerimientos para la clasificación y medición de activos financieros que fue publicada en Noviembre de 2009, pero agrega guías sobre la clasificación y medición de pasivos financieros. Como parte de la reestructuración de NIIF 9, el IASB también a replicado las guías sobre desreconocimiento de instrumentos financieros y las guías de implementación relacionadas desde IAS 39 a NIIF 9. Estas nuevas guías concluyen la primera fase del proyecto del IASB para reemplazar la NIC 39. Las otras fases, deterioro y contabilidad de cobertura, aún no han sido finalizadas.

Las guías incluidas en NIIF 9 sobre la clasificación y medición de activos financieros no han cambiado de aquellas establecidas en NIC 39. En otras palabras, los pasivos financieros continuarán siendo medidos ya sea, a costo amortizado o a valor razonable con cambios en resultados. El concepto de bifurcación de derivados incorporados en un contrato por un activo financiero tampoco ha cambiado. Los pasivos financieros mantenidos para negociar continuarán siendo medidos a valor razonable con cambios en resultados, y todos los otros activos financieros serán medidos a costo amortizado a menos que se aplique la opción del valor razonable utilizando los criterios actualmente existentes en NIC 39.

No obstante lo anterior, existen dos diferencias con respecto a NIC 39:

•	La presentación de los efectos de los cambios en el valor razonable atribuibles al riesgo de crédito de un pasivo; y

•	La eliminación de la exención del costo para derivados de pasivo a ser liquidados mediante la entrega de instrumentos de patrimonio no transados.

La Administración del Banco, en conformidad con lo establecido por la Superintendencia de Bancos e Instituciones Financieras, no aplicará está norma de forma anticipada, sino que será adoptada en los estados financieros del Grupo para el período que comenzará el 01 de Enero de 2013.  La Administración no ha tenido la oportunidad de considerar el potencial impacto de la adopción de estas modificaciones.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Enmienda a NIIF 7, Instrumentos Financieros: Revelaciones – El 07 de Octubre de 2010, el International Accounting Standards Board (IASB) emitió Revelaciones – Transferencias de Activos Financieros (Modificaciones a NIIF 7 Instrumentos Financieros – Revelaciones) el cual incrementa los requerimientos de revelación para transacciones que involucran la transferencia de activos financieros. Estas modificaciones están dirigidas a proporcionar una mayor transparencia sobre la exposición al riesgo de transacciones donde un activo financiero es transferido pero el cedente retiene cierto nivel de exposición continua (referida como ‘involucramiento continuo’) en el activo. Las modificaciones también requiere revelar cuando las transferencias de activos financieros no han sido distribuidas uniformemente durante el período (es decir, cuando las transferencias ocurren cerca del cierre del período de reporte). Estas modificaciones son efectivas para períodos anuales que comienzan en o después del 01 de Julio de 2011. Está permitida la aplicación anticipada de estas modificaciones. Las revelaciones no son requeridas para ninguno de los períodos presentados que comiencen antes de la fecha inicial de aplicación de las modificaciones. La Administración del Banco se encuentra evaluando el potencial impacto de la adopción de estas modificaciones.

NIIF 9, Instrumentos Financieros – El 12 de Noviembre de 2009, el International Accounting Standard Board (IASB) emitió NIIF 9, Instrumentos Financieros. Esta Norma introduce nuevos requerimientos para la clasificación y medición de activos financieros y es efectiva para períodos anuales que comiencen en o después del 1 de Enero de 2013, permitiendo su aplicación anticipada. NIIF 9 especifica como una entidad debería clasificar y medir sus activos financieros. Requiere que todos los activos financieros sean clasificados en su totalidad sobre la base del modelo de negocio de la entidad para la gestión de activos financieros y las características de los flujos de caja contractuales de los activos financieros. Los activos financieros son medidos ya sea a costo amortizado o valor razonable. Solamente los activos financieros que sean clasificados como medidos a costo amortizados serán probados por deterioro. La Administración del Banco, en conformidad con lo establecido por la Superintendencia de Bancos e Instituciones Financieras, no aplicará está norma de forma anticipada, más aún ésta norma no será aplicada mientras la SBIF no lo disponga como estándares de uso obligatorio para todos los balances.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°02 – CAMBIOS CONTABLES:

El 12 de Agosto de 2010, se emitió Circular N°3.503 la cual incluía ciertas modificaciones sobre provisiones y cartera deteriorada incluidos en los Capítulos B-1, B-2, B-3 y C1. Dichas modificaciones comenzaron a regir a contar del 01 de Enero de 2011, excepto por las disposiciones relativas a las provisiones adicionales contenidas en el N° 9 del Capítulo B-1, las que entraron en aplicación durante el año 2010. Adicionalmente y como complemento a la Circular antes señalada se emitió carta a la gerencia N° 9 de fecha 21 de Diciembre de 2010, la cual especificaba que los ajustes como consecuencia de la aplicación de las modificaciones que comenzaron a regir a contar del 01 de Enero de 2011, podrían realizarse dentro de los tres primeros meses del año 2011, no obstante no existía impedimento para que las entidades pudiesen anticipar este reconocimiento de resguardo, en todo o parte, constituyendo mayores provisiones, transitoriamente como adicionales, con cargo a los resultados del ejercicio 2010. Al 31 de Diciembre de 2010, el Banco optó por reconocer anticipadamente los cambios señalados, lo cual originó un efecto de MM$ 39.800, en el resultado del ejercicio terminado al 31 de Diciembre de 2010.

Las reclasificaciones de los stocks de provisiones adicionales a provisiones efectivas individuales y de provisiones por riesgos contingentes, requeridas por las modificaciones al Capítulo B-1 del Compendio de Normas Contables, son las siguientes:

	Saldo de cierre al 31 de Diciembre de			Saldo Pro-forma al 31 de Diciembre de
Balance	2010	Reclasificación		2010
	MM$	MM$		MM$
Activo
Total de colocaciones	15.657.556	-		15.657.556
Provisiones colocaciones comerciales	(199.347)	(39.343	)(*)	(238.690)
Provisiones colocaciones para vivienda	(17.332)	-		(17.332)
Provisiones colocaciones de consumo	(225.559)	-		(225.559)
Total de provisiones	(442.238)	(39.343)		(481.581)
Créditos y cuentas por cobrar a clientes	15.215.318	(39.343)		15.175.975

Pasivos
Provisiones para beneficios y remuneraciones del personal	36.016	-		36.016
Provisión para dividendos mínimos	143.147	-		143.147
Provisiones por riesgo de créditos contingentes	5.635	35.002	(**)	40.637
Provisiones por contingencias(Adicionales)	90.498	(74.345)		16.153
Provisiones	275.296	(39.343)		235.953

	Saldo de cierre al 30 de Junio de			Saldo Pro-forma al 30 de Junio de
Resultado	2010	Reclasificación		2010
	MM$	MM$		MM$

Provisiones sobre colocaciones
Provisiones para créditos y cuentas por cobrar	(140.410)	-		(140.410)
Provisiones para créditos contingentes	(1.268)	(4.456)		(5.724)
Provisiones adicionales	-	-		-
Ajuste provisión mínima cartera normal	-	-		-
Recuperación de créditos castigados	15.539	-		15.539
Provisiones por riesgo de crédito	(126.139)	(4.456)		(130.595)

Ingresos por bienes recibidos en pago	1.699	-		1.699
Liberación de provisiones por contingencias	8.153	(1.118)		7.035
Otros ingresos	16.164	-		16.164
Otros ingresos operacionales	26.016	(1.118)		24.898

Provisiones y gastos por bienes recibidos en pago	(4.996)	-		(4.996)
Provisiones por contingencias	(10.648)	5.574		(5.074)
Otros gastos	(14.559)	-		(14.559)
Otros gastos operacionales	(30.203)	5.574		(24.629)
Resultado neto de otros ingresos y gastos operacionales	(4.187)	4.456		269

Las provisiones por contingencias (adicionales) por MM$ 74.345 se reclasificaron en:

MM$ 39.800 de provisiones individuales del Capítulo B-1 del Compendio de Normas Contables, conformado por (*) MM$ 39.343 correspondiente a provisiones sobre colocaciones efectivas individuales y MM$ 457 reclasificadas a provisiones por riesgo de créditos contingente.

(**) Los MM$ 35.002 se conforman de:

i:  MM$ 457 provisiones por riesgo de créditos contingentes, reclasificadas desde los $ 39.800
ii: MM$ 34.545 provisiones de líneas de créditos de libre disposición.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°02 – CAMBIOS CONTABLES, continuación:

Con el objetivo de presentar los estados financieros comparativos, el Banco ha realizado las reclasificaciones necesarias del Estado Intermedio Consolidado de Resultados referido al 30 de Junio de 2010 de acuerdo a lo establecido en la Circular N°3.503.

	Saldo de cierre al 30 de Junio de		Saldo Pro-forma al 30 de Junio de
	2010	Reclasificación	2010
	MM$	MM$	MM$

RESULTADOS OPERACIONALES

Ingresos por intereses y reajustes	690.157	-	690.157
Gastos por intereses y reajustes	(217.977)	-	(217.977)
Ingreso neto por intereses y reajustes	472.180	-	472.180

Ingresos por comisiones	161.967	-	161.967
Gastos por comisiones	(34.458)	-	(34.458)
Ingreso neto de comisiones	127.509	-	127.509

Utilidad neta de operaciones financieras	97.014	-	97.014
Utilidad de cambio neta	(42.400)	-	(42.400)
Otros ingresos operacionales	26.016	(1.118)	24.898
Total Ingresos operacionales	680.319	(1.118)	679.201

Provisiones por riesgo de crédito	(126.139)	(4.456)	(130.595)

INGRESO OPERACIONAL NETO	554.180	(5.574)	548.606

Remuneraciones y gastos del personal	(121.591)	-	(121.591)
Gastos de administración	(71.760)	-	(71.760)
Depreciaciones y amortizaciones	(24.933)	-	(24.933)
Deterioro	(3.702)	-	(3.702)
Otros gastos operacionales	(30.204)	5.574	(24.630)
Total Gastos operacionales	(252.190)	5.574	(246.616)

RESULTADO OPERACIONAL	301.990	-	301.990

Resultado por inversiones en sociedades	343	-	343
Resultado antes de impuesto a la renta	302.333	-	302.333
Impuesto a la renta	(45.923)	-	(45.923)

UTILIDAD CONSOLIDADA DEL EJERCICIO	256.410	-	256.410

Atribuible a:
Tenedores patrimoniales del Banco	257.927	-	257.927
Interés no controlador	(1.517)	-	(1.517)

Utilidad por acción atribuible a tenedores patrimoniales del Banco:(expresada en pesos)
Utilidad básica	1,369		1,369
Utilidad diluida	1,369		1,369

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°02 – CAMBIOS CONTABLES, continuación:

Con el objetivo de presentar los estados financieros comparativos, el Banco ha realizado las reclasificaciones necesarias del Estado Intermedio de Situación Financiera Consolidado referido al 31 de Diciembre de 2010 de acuerdo a lo establecido en la circular N°3.503.

	Saldo de cierre al 31 de Diciembre de		Saldo Pro-forma al 31 de Diciembre de
	2010	Reclasificación	2010
	MM$	MM$	MM$

ACTIVOS
Efectivo y depósitos en bancos	1.762.198	-	1.762.198
Operaciones con liquidación en curso	374.368	-	374.368
Instrumentos para negociación	379.670	-	379.670
Contratos de retrocompra y préstamos de valores	170.985	-	170.985
Contratos de derivados financieros	1.624.378	-	1.624.378
Adeudado por bancos	69.672	-	69.672
Créditos y cuentas por cobrar a clientes	15.215.318	(39.343)	15.175.975
Instrumentos de inversión disponibles para la venta	1.473.980	-	1.473.980
Instrumentos de inversión hasta el vencimiento	-	-	-
Inversiones en sociedades	7.275	-	7.275
Intangibles	77.990	-	77.990
Activo fijo	154.985	-	154.985
Impuestos corrientes	12.499	-	12.499
Impuestos diferidos	117.964	-	117.964
Otros activos	640.937	-	640.937
TOTAL ACTIVOS	22.082.219	(39.343)	22.042.876

PASIVOS
Depósitos y otras obligaciones a la vista	4.236.434	-	4.236.434
Operaciones con liquidación en curso	300.125	-	300.125
Contratos de retrocompra y préstamos de valores	294.725	-	294.725
Depósitos y otras captaciones a plazo	7.258.757	-	7.258.757
Contratos de derivados financieros	1.643.979	-	1.643.979
Obligaciones con bancos	1.584.057	-	1.584.057
Instrumentos de deuda emitidos	4.190.888	-	4.190.888
Otras obligaciones financieras	166.289	-	166.289
Impuestos corrientes	1.293	-	1.293
Impuestos diferidos	5.441	-	5.441
Provisiones	275.296	(39.343)	235.953
Otros pasivos	261.328	-	261.328

TOTAL PASIVOS	20.218.612	(39.343)	20.179.269

PATRIMONIO

Atribuible a tenedores patrimoniales del Banco:	1.831.798	-	1.831.798
Capital	891.303	-	891.303
Reservas	51.539	-	51.539
Cuentas de valoración	(5.180)	-	(5.180)
Utilidades retenidas	894.136	-	894.136
Utilidades retenidas de ejercicios anteriores	560.128	-	560.128
Utilidad (pérdida) del ejercicio	477.155	-	477.155
Menos: Provisión para dividendos mínimos	(143.147)	-	(143.147)
Interés no controlador	31.809	-	31.809

TOTAL PATRIMONIO	1.863.607	-	1.863.607

TOTAL PASIVOS Y PATRIMONIO	22.082.219	(39.343)	22.042.876

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°03 - HECHOS RELEVANTES:

Al 30 de Junio de 2011, se han registrado los siguientes hechos relevantes que han influido en las operaciones de Banco o en los estados financieros intermedios consolidados:

a)     Directorio

En Sesión  Extraordinaria de Directorio, del día 26 de Abril de 2011, se ratifica a don Lisandro Serrano Spoerer como Director Titular ocupando el cargo dejado por la señora Claudia Bobadilla Ferrer.

b)     Emisión de Bonos Bancarios año 2011

Durante el año 2011 el Banco emitió Bonos por USD 500.000.000.  El detalle de las colocaciones realizadas durante el año 2011 se incluyen en Nota 16.

b.1)  Bonos Corrientes año 2011

Serie	Monto		Plazo	Tasa de Emisión	Fecha de emisión	Fecha de vencimiento
Bono flotante	USD	500.000.000	5 años	Libor (3 meses) + 160 pb	19/ 01/2011	19/ 01/2016
Total	USD	500.000.000

Además en el año 2011 se colocó bono serie FE por UF 2.750.000 a 6 años con tasa de emisión de 3,0% anual simple el cual se emitió el 01 de Agosto de 2010.

Durante el año 2011, el Banco ha emitido bonos de acuerdo al siguiente detalle:

Serie	Monto		Plazo	Tasa de Emisión	Fecha de Emisión	Fecha de Vencimiento
BSTD E10211 (*)	UF	4.000.000	5 años	3,30% anual simple	04/03/2011	01/02/2016
BSTD E20211	UF	4.000.000	7 años	3,50% anual simple	04/03/2011	01/07/2018
BSTD E30211	UF	4.000.000	8 años	3,50% anual simple	04/03/2011	01/07/2019
Total	UF	12.000.000

(*) Al 30 de junio del 2011 se emitió un bono serie  BSTD E10211 por UF4.000.000 de los cuales se ha colocado UF 896.000 quedando por colocar UF 3.104.000.

b.2)   Bonos Subordinados año 2011

Durante el año 2011, el Banco ha emitido bonos Subordinados, de acuerdo al siguiente detalle:

Serie	Monto			Plazo	Tasa de Emisión	Fecha de Emisión	Fecha de Vencimiento
G3	UF	3.000.000	(i)	25 años	3,95% anual vencido	01/07/2010	01/07/2035
G5	UF	4.000.000		20 años	3,50% anual vencido	30/06/2011	01/04/2031
Total	UF	7.000.000

(i)	Al 30 de Junio de 2011, se ha colocado el 100% del bono.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°03 - HECHOS RELEVANTES, continuación:

c) Venta de Sucursales

Durante el 2011 el Banco vendió una sucursal.  Ver detalle de estas transacciones en Nota 31.

d) Cesión de Créditos Castigados

Durante el año 2011, Banco Santander Chile firmó acuerdos de cesión de créditos castigados con “Fondo de Inversiones Cantábrico”.  Al 30 de Junio se han realizado las siguientes ventas de carteras que se detallan a continuación:

	Venta nominal de cartera		Total Venta nominal	Precio de venta
Fecha del	Comercial	Consumo	de cartera
Contrato	MM$	MM$	MM$	MM$
20-01-2011	888	8.222	9.110	592
23-02-2011	774	6.802	7.576	492
23-03-2011	969	6.958	7.927	515
26-04-2011	768	6.386	7.154	465
25-05-2011	990	6.611	7.601	494
22-06-2011	805	7.676	8.481	551
Total	5.194	42.655	47.849	3.109

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°04 - SEGMENTOS DE NEGOCIO:

El Banco administra y mide el desempeño de sus operaciones por segmentos de negocios. La información que se incluye en esta nota no es necesariamente comparable con la de otras instituciones financieras, debido a que se basa en el sistema interno de información para la gestión según los segmentos establecidos por el Banco. No obstante, la valorización y clasificación de los activos, pasivos y resultados de cada segmento considera los criterios contables señalados en Nota 01 d) de los estados financieros consolidados.

Las transacciones entre segmentos se realizan bajo condiciones y términos comerciales normales. Los activos, pasivos y resultados de cada segmento incluyen ítems directamente atribuibles al segmento al que pueden asignarse con una base razonable.

El Banco se compone de los siguientes segmentos de negocios:

Individuos

a.	Santander Banefe

Atiende a individuos con ingresos mensuales de entre $150.000 y $400.000 pesos, los cuales reciben servicios por medio de Santander Banefe. Este segmento ofrece una variedad de servicios a los clientes incluyendo préstamos de consumo, tarjetas de crédito, préstamos para automóviles, préstamos hipotecarios, tarjetas de débito, productos de ahorro, fondos mutuos y seguros.

b.	Banca Personas

Atiende a individuos con ingresos mensuales mayores a $400.000 pesos. Este segmento ofrece una variedad de servicios a los clientes incluyendo préstamos de consumo, tarjetas de crédito, préstamos para automóviles, préstamos comerciales, comercio exterior, préstamos hipotecarios, tarjetas de débito, cuentas corrientes, productos de ahorro, fondos mutuos, corretaje de acciones y seguros.

PYMEs

Atiende a compañías pequeñas con ventas anuales inferiores a MM$1.200.  Este segmento ofrece a sus clientes una variedad de productos que incluyen préstamos comerciales, créditos con garantía estatal, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, productos de ahorro, fondos mutuos y seguros.

Institucionales

Atiende a organizaciones institucionales tales como universidades, organismos gubernamentales, municipalidades y gobiernos regionales. En este segmento se ofrece una variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, productos de ahorro, fondos mutuos y seguros.

Empresas

El segmento Empresas está compuesto por Banca Comercial y Banca Empresas, donde se encuentran como subsegmentos las empresas medianas, empresas del sector inmobiliario (Inmobiliaria) y Grandes Empresas:

a.	Empresas
Atiende a compañías con ventas anuales sobre los MM$ 1.200 y hasta MM$ 10.000. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, productos de ahorro, fondos mutuos y seguros.

b.	Inmobiliaria
Este segmento incluye todas las compañías en el sector inmobiliario que ejecutan proyectos para vender a terceros y a todas las constructoras con ventas anuales superiores a MM$ 800 sin tope. A estos clientes, en adición de ofrecerle los tradicionales servicios bancarios, se les ofrece servicios especializados para el financiamiento de proyectos principalmente residenciales, con la intención de aumentar la venta de préstamos hipotecarios.

c.	Grandes Empresas
Considera compañías con ventas anuales sobre los MM$ 10.000. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, banca de inversión, productos de ahorro, fondos mutuos y seguros.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 04 - SEGMENTOS DE NEGOCIO, continuación:

Global Banking and Markets

El segmento Global Banking and Markets se compone de:

a.	Corporativa
Compañías multinacionales extranjeras o empresas multinacionales chilenas que tienen ventas por encima de los MM$ 10.000. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, banca de inversión, productos de ahorro, fondos mutuos y seguros.

b.	Tesorería
La División de Tesorería proporciona sofisticados productos financieros principalmente a compañías en el área de Banca mayorista y el segmento de Empresas. Se incluyen productos como financiamiento y captación a corto plazo, servicios de corretaje, derivados, securitización y otros productos diseñados según la necesidad.  El área de Tesorería también maneja la intermediación de posiciones, así como la cartera de inversiones propias.

Actividades Corporativas (“Otros”)

Este segmento incluye Gestión Financiera, que desarrolla las funciones globales de gestión de la posición estructural de cambio, del riesgo de interés estructural de la entidad matriz y del riesgo de liquidez. Este último, a través de la realización de emisiones y utilizaciones. Así mismo se gestionan, igualmente, los recursos propios, la dotación de capital que se hace a cada unidad y el costo de financiación de las inversiones realizadas. Todo ello hace que, habitualmente, tenga aportación negativa a los resultados.

Además este segmento incorpora todos los resultados intra-segmento, todas las actividades no asignadas a un segmento o producto con clientes.

Las políticas contables de los segmentos son las mismas que las descritas en el resumen de los principios contables, y son personalizados para satisfacer las necesidades de gestión del Banco. El Banco obtiene la mayoría de sus ingresos procedentes de los ingresos por intereses, los ingresos por comisiones y los resultados por operaciones financieras.  La máxima autoridad en la toma de decisiones de cada segmento se basa principalmente en los ingresos por intereses, los ingresos por comisiones y provisión de gastos para evaluar el desempeño de los segmentos, y así tomar decisiones sobre los recursos que se asignarán a éstos.

Con el fin de lograr el cumplimiento de los objetivos estratégicos establecidos por la alta dirección y adaptarse a las cambiantes condiciones de mercado, cada cierto tiempo, el Banco realiza adecuaciones en su organización, modificaciones que a su vez impactan en mayor o menor medida, en la forma en que éste se gestiona o administra.  Así, la presente revelación entrega información sobre como el Banco se gestiona al 30 de Junio de 2011. En cuanto a la información correspondiente al año anterior (2010), ésta ha sido preparada con los criterios vigentes al cierre de los presentes estados financieros con el objetivo de lograr la debida comparabilidad de cifras.

En concreto, a partir de 01 de Enero de 2010, los segmentos de Individuos, PYMES, Institucional y Empresas ahora componen la Banca Comercial con reporte directo al Gerente General.  El segmento de Global Banking and Markets quedó con reporte al Vicepresidente Ejecutivo de la Organización.

Los cuadros que se presentan a continuación, muestran el resultado del Banco por segmentos de negocios, por los períodos terminados al 30 de Junio de 2011 y 2010, incluyendo los saldos respectivos de créditos y cuentas por cobrar:

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 04 - SEGMENTOS DE NEGOCIO, continuación:

	Por el trimestre terminado al 30 de Junio de 2011
	Ingreso neto por intereses y reajustes	Ingreso neto de comisiones	ROF (2)	Provisiones	Gastos de apoyo (3)	Contribución neta del segmento
	MM$	MM$	MM$	MM$	MM$	MM$

Segmentos
Individuos	153.873	50.115	3.174	(45.395)	(79.388)	82.379
Santander Banefe	27.110	9.047	255	(14.030)	(26.325)	(3.943)
Banca Comercial	126.763	41.068	2.919	(31.365)	(53.063)	86.322
PYMEs	18.813	9.662	2.642	(16.530)	(18.681)	(4.094)
Institucionales	5.178	419	141	(81)	(2.843)	2.814

Empresas	40.453	5.192	3.103	1.804	(10.835)	39.718
Empresas	20.144	3.193	1.726	(2.422)	(6.148)	16.493
Grandes Empresas	11.128	1.200	1.225	(368)	(3.521)	9.664
Inmobiliaria	9.181	799	152	4.594	(1.166)	13.561
Banca Comercial	218.317	65.388	9.060	(60.202)	(111.747)	120.817

Global banking and markets	6.183	6.914	14.558	3.231	(9.063)	21.823
Corporativa	10.707	5.376	(301)	3.231	(3.552)	15.461
Tesorería	(4.524)	1.538	14.859	-	(5.511)	6.362
Otros	22.914	(252)	5.458	97	(4.351)	23.865

Totales	247.414	72.050	29.076	(56.874)	(125.161)	166.505

Otros ingresos operacionales	3.309
Otros gastos operacionales	(8.800)
Resultado por inversiones en sociedades	552
Impuesto a la renta	(19.416)
Utilidad (pérdida) consolidada del ejercicio	142.150

(1) Corresponde a créditos y cuentas por cobrar a clientes más adeudado por bancos, sin deducir sus respectivas provisiones por insolvencia.
(2) Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad de cambio neta.
(3) Corresponde a la suma de remuneraciones y gastos del personal, gastos de administración, depreciaciones, amortizaciones y deterioro.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 04 - SEGMENTOS DE NEGOCIO, continuación:

	Por el trimestre terminado al 30 de Junio de 2010
	Ingreso neto por intereses y reajustes	Ingreso neto de comisiones	ROF (2)	Provisiones	Gastos de apoyo (3)	Contribución neta del segmento
	MM$	MM$	MM$	MM$	MM$	MM$

Segmentos
Individuos	131.585	45.760	615	(43.383)	(73.746)	60.831
Santander Banefe	25.373	7.724	3	(21.410)	(16.512)	(4.822)
Banca Comercial	106.212	38.036	612	(21.973)	(57.234)	65.653
PYMEs	49.197	8.843	1.820	(12.353)	(17.316)	30.191
Institucionales	5.115	669	573	(185)	(2.624)	3.578

Empresas	31.368	6.076	4.380	(3.433)	(9.058)	29.333
Empresas	14.333	2.913	1.934	(4.533)	(4.271)	10.376
Grandes Empresas	12.828	2.430	2.179	324	(3.650)	14.111
Inmobiliaria	4.207	733	267	776	(1.137)	4.846
Banca Comercial	217.265	61.378	7.388	(59.354)	(102.744)	123.933

Global banking and markets	11.752	6.791	15.384	(472)	(7.673)	25.782
Corporativa	11.074	6.593	-	(472)	(2.917)	14.278
Tesorería	678	198	15.384	-	(4.756)	11.504
Otros	13.765	(3.011)	2.269	720	(7.570)	6.173

Totales	242.782	65.158	25.041	(59.106)	(117.987)	155.888

Otros ingresos operacionales	19.160
Otros gastos operacionales	(13.703)
Resultado por inversiones en sociedades	223
Impuesto a la renta	(24.163)
Utilidad (pérdida) consolidada del ejercicio	137.405
(1) Corresponde a créditos y cuentas por cobrar a clientes más adeudado por bancos, sin deducir sus respectivas provisiones por insolvencia.
(2) Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad de cambio neta.
(3) Corresponde a la suma de remuneraciones y gastos del personal, gastos de administración, depreciaciones, amortizaciones y deterioro.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 04 - SEGMENTOS DE NEGOCIO, continuación:

	Por el período de 06 meses terminado al 30 de Junio de 2011
	Ingreso neto por intereses y reajustes	Ingreso neto de comisiones	ROF (2)	Provisiones	Gastos de apoyo (3)	Contribución neta del segmento	Crédito cuentas por cobrar clientes (1)
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Segmentos
Individuos	288.203	97.266	4.174	(88.759)	(155.017)	145.867	9.026.697
Santander Banefe	53.767	18.743	258	(30.712)	(32.002)	9.054	784.964
Banca Personas	234.436	78.523	3.916	(58.047)	(122.015)	136.813	8.241.733
PYMEs	67.190	19.388	5.165	(26.884)	(36.032)	28.827	2.455.349
Institucionales	10.682	1.059	433	320	(5.391)	7.103	372.939

Empresas	77.363	12.225	6.564	2.347	(20.045)	78.454	3.265.439
Empresas	35.980	6.328	3.513	(2.629)	(11.300)	31.892	1.509.223
Grandes Empresas	27.750	4.323	2.671	586	(6.582)	28.748	1.557.777
Inmobiliaria	13.633	1.574	380	4.390	(2.163)	17.814	558.439
Banca Comercial	443.438	129.938	16.336	(112.976)	(216.485)	260.251	15.480.424

Global banking and markets	17.461	13.676	32.600	7.362	(16.470)	54.629	1.950.992
Corporativa	23.304	12.438	247	7.362	(6.621)	36.730	1.950.992
Tesorería	(5.843)	1.238	32.353	-	(9.849)	17.899	-
Otros	15.198	(175)	6.333	66	(7.894)	13.528	78.459

Totales	476.097	143.439	55.269	(105.548)	(240.849)	328.408	17.509.875

Otros ingresos operacionales	5.859
Otros gastos operacionales	(29.413)
Resultado por inversiones en sociedades	1.127
Impuesto a la renta	(45.917)
Utilidad (pérdida) consolidada del ejercicio	260.064

(1) Corresponde a créditos y cuentas por cobrar a clientes mas adeudado por bancos, sin deducir sus respectivas provisiones por insolvencia.
(2) Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad (pérdida) de cambio neta.
(3) Corresponde a la suma de gastos de administración más gastos de personal más amortizaciones y deterioro.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N° 04 - SEGMENTOS DE NEGOCIO, continuación:

	Por el período de 06 meses terminado al 30 de Junio de 2010						Al 31 de Diciembre de 2010
	Ingreso neto por intereses y reajustes	Ingreso neto de comisiones	ROF (2)	Provisiones	Gastos de apoyo (3)	Contribución neta del segmento	Créditos y cuentas por cobrar a clientes (1)
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Segmentos
Individuos	260.833	89.909	1.083	(87.559)	(140.766)	123.500	8.407.416
Santander Banefe	51.009	15.587	5	(36.126)	(31.024)	(549)	717.699
Banca Personas	209.824	74.322	1.078	(51.433)	(109.742)	124.049	7.689.717
PYMEs	97.017	17.541	3.184	(28.292)	(33.053)	56.397	2.375.192
Institucionales	9.795	1.256	1.212	(253)	(4.923)	7.087	331.153

Empresas	63.139	12.404	7.266	(14.120)	(16.417)	52.272	3.288.107
Empresas	28.456	5.641	3.074	(6.395)	(7.870)	22.906	1.353.686
Grandes Empresas	26.360	5.257	3.761	(9.139)	(6.494)	19.745	1.411.236
Inmobiliaria	8.323	1.506	431	1.414	(2.053)	9.621	523.185
Banca Comercial	430.784	121.110	12.745	(130.224)	(195.159)	239.256	14.401.868

Global banking and markets	21.949	11.556	35.800	(643)	(15.715)	52.947	1.293.305
Corporativa	23.120	12.042	-	(643)	(5.743)	28.776	1.293.305
Tesorería	(1.171)	(486)	35.800	-	(9.972)	24.171	-
Otros	19.447	(5.157)	6.069	272	(11.112)	9.519	32.109

Totales	472.180	127.509	54.614	(130.595)	(221.986)	301.722	15.727.282

Otros ingresos operacionales	24.898
Otros gastos operacionales	(24.630)
Resultado por inversiones en sociedades	343
Impuesto a la renta	(45.923)
Utilidad (pérdida) consolidada del ejercicio	256.410

(1) Corresponde a créditos y cuentas por cobrar a clientes mas adeudado por bancos, sin deducir sus respectivas provisiones por insolvencia.
(2) Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad (pérdida) de cambio neta.
(3) Corresponde a la suma de gastos de administración más gastos de personal más amortizaciones y deterioro.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°05 - EFECTIVO Y EQUIVALENTE DE EFECTIVO:

a)	El detalle de los saldos incluidos bajo efectivo y equivalente de efectivo es el siguiente:

	Al 30 de Junio de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Efectivo y depósitos en bancos
Efectivo	383.499	354.340
Depósitos en el Banco Central de Chile	461.920	1.312.111
Depósitos bancos nacionales	578	418
Depósitos en el exterior	134.816	95.329
Subtotales efectivo y depósitos en bancos	980.813	1.762.198

Operaciones con liquidación en curso netas	205.911	74.243

Totales efectivo y equivalente de efectivo	1.186.724	1.836.441

El nivel de los fondos en efectivo y en el Banco Central de Chile responde a regulaciones sobre encaje que el Banco debe mantener como promedio en períodos mensuales.

b)	Operaciones con liquidación en curso:

Las operaciones con liquidación en curso corresponden a transacciones en que sólo resta la liquidación que aumentará o disminuirá los fondos en el Banco Central de Chile o en bancos del exterior, normalmente dentro de las próximas 24 a 48 horas hábiles siguientes al cierre de cada ejercicio. Estas operaciones se presentan de acuerdo al siguiente detalle:

	Al 30 de Junio de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Activos
Documentos a cargo de otros bancos (canje)	209.084	207.346
Fondos por recibir	623.131	167.022
Subtotales	832.215	374.368
Pasivos
Fondos por entregar	626.304	300.125
Subtotales	626.304	300.125

Operaciones con liquidación en curso netas	205.911	74.243

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°06 - INSTRUMENTOS PARA NEGOCIACIÓN:

El detalle de los instrumentos designados como instrumentos financieros para negociación es el siguiente:

	Al 30 de Junio de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile:
Bonos del Banco Central de Chile	494.939	247.019
Pagarés del Banco Central de Chile	564	68.985
Otros instrumentos del Estado y del Banco Central de Chile	102.255	7.123
Subtotales	597.758	323.127

Instrumentos de otras instituciones nacionales:
Pagarés de depósitos en bancos del país	-	-
Letras hipotecarias de bancos del país	-	-
Bonos de bancos del país	2.892	19.628
Bonos de otras empresas del país	8.637	11.404
Otros instrumentos emitidos en el país	-	-
Subtotales	11.529	31.032

Instrumentos de instituciones extranjeras:
Instrumentos de gobierno o bancos centrales del exterior	-	-
Otros instrumentos del exterior	-	-
Subtotales	-	-

Inversiones en fondos mutuos:
Fondos administrados por entidades relacionadas	44	25.511
Fondos administrados por terceros	-	-
Subtotales	44	25.511

Totales	609.331	379.670

Al 30 de Junio de 2011 dentro del rubro“Instrumentos del Estado y del Banco Central de Chile” no existen instrumentos vendidos con pacto de retrocompra a clientes e instituciones financieras (MM$ 506.127 al 30 de Junio de 2010).

Al 30 de Junio de 2011 y 2010 bajo “Instrumentos de otras instituciones nacionales y extranjeras” no existen instrumentos vendidos con pacto de retrocompra a clientes e instituciones financieras.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES:

a)	El Banco al 30 de Junio de 2011 y 31 de Diciembre de 2010, mantiene la siguiente cartera de instrumentos derivados:

	Al 30 de Junio de 2011
	Monto nocional			Valor razonable
	Hasta 3 meses	Más de 3 meses a 1 año	Más de 1 año	Activos	Pasivos
	MM$	MM$	MM$	MM$	MM$

Derivados de cobertura de valor razonable
Forwards de monedas	-	-	-	-	-
Swaps de tasas de interés	-	-	808.785	10.550	1.668
Swaps de monedas y tasas	42.062	30.427	422.262	19.387	5.979
Opciones call de monedas	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-
Otros derivados	-	-	-	-	-
Subtotales	42.062	30.427	1.231.047	29.937	7.647

Derivados de cobertura de flujo de efectivo
Forwards de monedas	-	-	-	-	-
Swaps de tasas de interés	-	-	-	-	-
Swaps de monedas y tasas	327.612	1.170.244	396.737	6.334	108.898
Opciones call de monedas	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-
Otros derivados	-	-	-	-	-
Subtotales	327.612	1.170.244	396.737	6.334	108.898

Derivados de negociación
Forwards de monedas	12.261.661	10.340.289	415.003	143.316	188.078
Swaps de tasas de interés	3.251.976	10.478.108	13.366.711	219.187	238.205
Swaps de monedas y tasas	903.967	2.522.366	10.278.929	1.041.555	802.570
Opciones call de monedas	92.104	40.498	6.631	608	537
Opciones call de tasas	4.755	11.779	38.525	26	813
Opciones put de monedas	45.483	11.589	6.655	511	3.029
Opciones put de tasas	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-
Otros derivados	224.754	-	1.664	291	120
Subtotales	16.784.700	23.404.629	24.114.118	1.405.494	1.233.352

Totales	17.154.374	24.605.300	25.741.902	1.441.765	1.349.897

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

	Al 31 de Diciembre de 2010
	Monto nocional			Valor razonable
	Hasta 3 meses	Más de 3 meses a 1 año	Más de 1 año	Activos	Pasivos
	MM$	MM$	MM$	MM$	MM$

Derivados de cobertura de valor razonable
Forwards de monedas	-	-	-	-	-
Swaps de tasas de interés	-	-	702.306	5.827	6.464
Swaps de monedas y tasas	28.090	229.296	387.024	5.296	28.730
Opciones call de monedas	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-
Otros derivados	-	-	-	-	-
Subtotales	28.090	229.296	1.089.330	11.123	35.194

Derivados de cobertura de flujo de efectivo
Forwards de monedas	-	-	-	-	-
Swaps de tasas de interés	-	-	-	-	-
Swaps de monedas y tasas	147.872	999.792	379.859	494	120.563
Opciones call de monedas	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-
Otros derivados	-	-	-	-	-
Subtotales	147.872	999.792	379.859	494	120.563

Derivados de negociación
Forwards de monedas	10.374.003	6.830.128	792.254	283.722	348.152
Swaps de tasas de interés	2.671.634	7.607.192	13.475.904	204.786	250.812
Swaps de monedas y tasas	1.081.609	2.783.653	10.061.745	1.123.547	887.222
Opciones call de monedas	20.724	29.247	936	272	233
Opciones call de tasas	34.076	16.690	59.676	82	1.269
Opciones put de monedas	6.364	4.906	-	230	385
Opciones put de tasas	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-
Otros derivados	165.208	-	-	122	149
Subtotales	14.353.618	17.271.816	24.390.515	1.612.761	1.488.222

Totales	14.529.580	18.500.904	25.859.704	1.624.378	1.643.979

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

b)	Coberturas

Coberturas de valor razonable:

El Banco utiliza cross currency swap, interest rate swap y call money swap para cubrir su exposición a cambios en el valor razonable del elemento cubierto atribuibles al tipo de interés. Los instrumentos de cobertura ya mencionados, modifican el costo efectivo de emisiones a largo plazo, desde un tipo de interés fijo a un tipo de interés variable disminuyendo la duración y modificando la sensibilidad a los tramos más cortos de la curva.

A continuación se presenta el detalle de los elementos cubiertos e instrumentos de cobertura bajo coberturas de valor razonable, vigentes al 30 de Junio de 2011 y al 31 de Diciembre de 2010, separado por plazo al vencimiento:

	Al 30 de Junio de 2011
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años
	MM$	MM$	MM$	MM$

Elemento cubierto
Bonos Banco Central de Chile Pesos (BTU)	-	-	-	-
Bonos Banco Central de Chile UF (BCU)	-	-	-	-
Bonos corporativos	-	10.048	-	-
Bonos corrientes o senior	-	327.145	442.650	208.277
Bonos subordinados	-	-	140.205	-
Créditos Corfo	-	25.000	-	-
Créditos interbancarios	42.062	-	-	-
Depósito a plazo	30.427	29.236	-	-
Letras hipotecarias	-	-	-	48.486
Totales	72.489	391.429	582.855	256.763

Instrumento de cobertura
Cross currency swap	72.489	24.596	349.180	48.486
Interest rate swap	-	337.193	233.675	-
Call money swap	-	29.640	-	208.277
Totales	72.489	391.429	582.855	256.763

	Al 31 de Diciembre de 2010
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años
	MM$	MM$	MM$	MM$

Elemento cubierto
Bonos Banco Central de Chile Pesos (BTU)	-	-	-	-
Bonos Banco Central de Chile UF (BCU)	-	-	-	-
Bonos corporativos	-	10.061	-	-
Bonos corrientes o senior	-	374.360	358.862	49.591
Bonos subordinados	-	51.475	140.385	-
Créditos Corfo	-	25.000	-	-
Créditos interbancarios	210.591	-	-	-
Depósito a plazo	46.795	4.640	-	-
Letras hipotecarias	-	-	-	74.956
Totales	257.386	465.536	499.247	124.547

Instrumento de cobertura
Cross currency swap	257.386	46.796	265.272	74.956
Interest rate swap	-	389.100	233.975	-
Call money swap	-	29.640	-	49.591
Totales	257.386	465.536	499.247	124.547

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

Coberturas de flujos de efectivo:

El Banco utiliza cross currency swaps para cubrir el riesgo de variabilidad de flujos atribuibles a cambios en la tasa de interés de bonos y créditos interbancarios emitidos a tasa variable. Los flujos de efectivo sobre los cross currency swaps se encuentran igualados a los flujos de efectivo de las partidas cubiertas, y modifican flujos inciertos, por flujos conocidos derivados de un tipo de interés fijo.

A continuación se presentan los nominales de la partida cubierta para el 30 de Junio de  2011 y 31 de Diciembre de  2010, y el período donde se producirán los flujos:

	Al 30 de Junio de 2011
	Dentro de 1año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años
	MM$	MM$	MM$	MM$

Elemento cubierto
Créditos interbancarios	1.170.711	107.491	-	-
Bonos	327.145	289.246	-	-
Totales	1.497.856	396.737	-	-

Instrumento de cobertura
Cross currency swap	1.497.856	396.737	-	-
Totales	1.497.856	396.737	-	-

	Al 31 de Diciembre de 2010
	Dentro de 1año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años
	MM$	MM$	MM$	MM$

Elemento cubierto
Créditos interbancarios	937.087	95.930	-	-
Bonos	210.577	283.929	-	-
Totales	1.147.664	379.859	-	-

Instrumento de cobertura
Cross currency swap	1.147.664	379.859	-	-
Totales	1.147.664	379.859	-	-

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

A continuación se presenta la estimación de los ejercicios donde se espera que se produzcan los flujos:

	Al 30 de Junio de 2011
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años
	MM$	MM$	MM$	MM$

Elemento cubierto
Ingresos de flujo	-	-	-	-
Egresos de flujo	(23.818)	(18.119)	-	-
Flujos netos	(23.818)	(18.119)	-	-

Instrumento de cobertura
Ingresos de flujo	(23.818)	(18.119)	-	-
Egresos de flujo	(64.796)	(35.505)	-	-
Flujos netos	(40.997)	(17.386)	-	-

	Al 31 de Diciembre de 2010
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años
	MM$	MM$	MM$	MM$

Elemento cubierto
Ingresos de flujo	-	-	-	-
Egresos de flujo	(17.627)	(5.696)	-	-
Flujos netos	(17.627)	(5.696)	-	-

Instrumento de cobertura
Ingresos de flujo	17.627	5.696	-	-
Egresos de flujo	(30.044)	(9.772)	-	-
Flujos netos	(12.417)	(4.076)	-	-

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

c)
El resultado generado por aquellos derivados de flujos de efectivo cuyo efecto fue registrado en el Estado Consolidado de Cambios en el Patrimonio al 30 de Junio de 2011 y 2010, se presenta a continuación:

	Al 30 de Junio de
	2011	2010
	MM$	MM$

Bonos	7.912	882
Crédito	2.023	(1.171)

Flujos netos	9.935	(289)

Considerando que los flujos variables, tanto del elemento cubierto como del elemento de cobertura, son espejos uno del otro, las coberturas son cercanas al 100% de eficiencia; lo que implica que todas las variaciones de valor atribuibles a componentes de tasa se netean casi por completo.  Al 30 de Junio de 2011 se llevó  a resultados por ineficiencia MM$ (2).

Al 30 de Junio de 2011 el Banco registra una cobertura de flujo futuro previsto respecto de un crédito sindicado otorgado al Banco Santander Chile y estructurado Mizuho Corporate Bank/ Bank of Taiwan por MMUSD 180.

Durante el período 2010 el Banco registró una cobertura de flujo futuro previsto, respecto de un crédito sindicado otorgado al Banco Santander Chile y estructurado por Standard Chartered Bank por MMUSD 175.

d)	A continuación se presenta el resultado generado por aquellos derivados de flujos de efectivo cuyo efecto fue traspasado desde otros resultados integrales a resultados del ejercicio:

Considerando que los flujos variables, tanto del elemento cubierto como del elemento de cobertura, son espejos uno del otro, las coberturas son 100% eficientes; lo que implica que todas las variaciones de valor atribuibles a componentes de tasa se netean casi por completo.

	Al 30 de Junio de
	2011	2010
	MM$	MM$

Bonos	-	-
Crédito	(140)	(2.019)

Resultados netos por cobertura de flujos de efectivo	(140)	(2.019)

e)	Coberturas de inversión neta de negocios en el extranjero:

Al 30 de Junio de 2011 y 2010, el Banco no presenta dentro de su cartera de coberturas contables, coberturas de inversiones netas en el exterior.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°08 - ADEUDADO POR BANCOS:

a)	Al cierre de los estados financieros intermedios consolidados al 30 de Junio 2011 y 31 de Diciembre de 2010, los saldos presentados en el rubro “Adeudado por bancos”, son los siguientes:

	Al 30 de Junio de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Bancos del país
Préstamos y avances a bancos	-	-
Depósitos en el Banco Central de Chile no disponibles	-	-
Títulos intransferibles del Banco Central de Chile	-	-
Otras acreencias con el Banco Central de Chile	-	-
Préstamos interbancarios	2	17
Sobregiros en cuentas corrientes	-	-
Depósitos intransferibles en bancos del país	-	-
Otras acreencias con bancos del país	-	-
Provisiones y deterioro para créditos con bancos en el país	-	-

Bancos del exterior	-
Préstamos a bancos del exterior	87.833	69.709
Sobregiros en cuentas corrientes	-	-
Depósitos intransferibles en bancos del exterior	-	-
Otras acreencias con bancos del exterior	-	-
Provisiones y deterioro para créditos con bancos en el exterior	(177)	(54)

Totales	87.658	69.672

b)	El importe en cada ejercicio por provisiones y deterioro de los créditos adeudados por bancos, se presenta a continuación:

	Al 30 de Junio de			Al 31 de Diciembre de
	2011			2010
	Bancos del país	Bancos del exterior	Total	Bancos del país	Bancos del exterior	Total
	MM$	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de	-	54	54	-	42	42
Castigos	-	-	-	-	-	-
Provisiones constituidas	405	164	569	-	131	131
Provisiones liberadas	(405)	(41)	(446)	-	(119)	(119)

Totales	-	177	177	-	54	54

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°9 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES:

a)	Créditos y cuentas por cobrar a clientes

Al 30 de Junio de 2011 y al 31 de Diciembre de 2010, la composición de la cartera de colocaciones es la siguiente:

	Activos antes de provisiones			Provisiones constituidas
Al 30 de Junio de 2011	Cartera normal	Cartera deteriorada(*)	Total	Provisiones individuales	Provisiones grupales	Total	Activo neto
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales
Préstamos comerciales	6.286.443	553.972	6.840.415	102.661	76.236	178.897	6.661.518
Créditos de comercio exterior	1.175.109	48.010	1.223.119	26.683	128	26.811	1.196.308
Préstamos hipotecarios para fines generales	38.234	21.323	59.557	116	3.463	3.579	55.978
Operaciones de factoraje	277.501	2.175	279.676	2.549	457	3.006	276.670
Operaciones de leasing	1.143.975	57.825	1.201.800	13.338	1.727	15.065	1.186.735
Otros créditos y cuentas por cobrar	2.035	12.771	14.806	3.510	727	4.237	10.569
Subtotales	8.923.297	696.076	9.619.373	148.857	82.738	231.595	9.387.778

Colocaciones para vivienda
Préstamos con letras de crédito	121.304	4.341	125.645	-	935	935	124.710
Préstamos con mutuos hipotecarios endosables	15.695	62.595	78.290	-	7.590	7.590	70.700
Otros créditos con mutuos para vivienda	4.605.894	99.801	4.705.695	-	25.927	25.927	4.679.768
Operaciones de leasing	-	-	-	-
Subtotales	4.742.893	166.737	4.909.630	-	34.452	34.452	4.875.178
				-
Colocaciones de consumo				-
Créditos de consumo en cuotas	1.415.786	391.859	1.807.645	-	181.520	181.520	1.626.125
Deudores por tarjetas de crédito	858.428	28.045	886.473	-	41.840	41.840	844.633
Contrato leasing consumo	3.596	286	3.882	-	129	129	3.753
Otros préstamos consumo	181.587	13.450	195.037	-	16.350	16.350	178.687
Subtotales	2.459.397	433.640	2.893.037	-	239.839	239.839	2.653.198

Totales	16.125.587	1.296.453	17.422.040	148.857	357.029	505.886	16.916.154

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°9 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación:

	Activos antes de provisiones			Provisiones constituidas
Al 31 de Diciembre de 2010	Cartera normal	Cartera deteriorada	Total	Provisiones individuales	Provisiones grupales	Total	Activo neto
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales
Préstamos comerciales	5.425.362	681.755	6.107.117	114.051	76.577	190.628	5.916.489
Créditos de comercio exterior	696.659	86.893	783.552	18.810	78	18.888	764.664
Préstamos hipotecarios para fines generales	44.730	23.226	67.956	780	3.570	4.350	63.606
Operaciones de factoraje	201.321	4.819	206.140	3.041	372	3.413	202.127
Operaciones de leasing	1.045.793	77.123	1.122.916	10.090	1.657	11.747	1.111.169
Otros créditos y cuentas por cobrar	2.953	14.995	17.948	5.976	3.688	9.664	8.284
Subtotales	7.416.818	888.811	8.305.629	152.748	85.942	238.690	8.066.939

Colocaciones para vivienda
Préstamos con letras de crédito	133.640	4.454	138.094	-	446	446	137.648
Préstamos con mutuos hipotecarios endosables	121.041	63.323	184.364	-	11.319	11.319	173.045
Otros créditos con mutuos para vivienda	4.253.810	74.869	4.328.679	-	5.567	5.567	4.323.112
Operaciones de leasing	-	-	-	-	-	-	-
Subtotales	4.508.491	142.646	4.651.137	-	17.332	17.332	4.633.805

Colocaciones de consumo
Créditos de consumo en cuotas	1.192.464	412.139	1.604.603	-	176.219	176.219	1.428.384
Deudores por tarjetas de crédito	771.988	22.228	794.216	-	36.156	36.156	758.060
Contrato leasing consumo	3.407	328	3.735	-	121	121	3.614
Otros préstamos consumo	283.912	14.324	298.236	-	13.063	13.063	285.173
Subtotales	2.251.771	449.019	2.700.790	-	225.559	225.559	2.475.231

Totales	14.177.080	1.480.476	15.657.556	152.748	328.833	481.581	15.175.975

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°9 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación:

b)	Características de la cartera:

Al 30 de Junio de 2011 y 31 de Diciembre de  2010, la cartera antes de provisiones, presenta un desglose según la actividad económica del cliente, de acuerdo a lo siguiente:

	Créditos en el país (*)		Créditos en el exterior (**)		Total créditos		Tasa
	Al 30 de Junio de	Al 31 de Diciembre de	Al 30 de Junio de	Al 31 de Diciembre de	Al 30 de Junio de	Al 31 de Diciembre de	Al 30 de Junio de	Al 31 de Diciembre de
	2011	2010	2011	2010	2011	2010	2011	2010
	MM$	MM$	MM$	MM$	MM$	MM$	%	%
Colocaciones comerciales
Manufacturas	1.070.571	838.324	-	-	1.070.571	838.324	6,11	5,33
Minería	344.959	106.119	-	-	344.959	106.119	1,97	0,67
Electricidad, gas y agua	309.048	149.907	-	-	309.048	149.907	1,76	0,95
Agricultura y ganadería	737.058	679.159	-	-	737.058	679.159	4,21	4,32
Forestal	85.190	84.375	-	-	85.190	84.375	0,49	0,54
Pesca	155.000	133.930	-	-	155.000	133.930	0,89	0,85
Transporte	472.768	449.508	-	-	472.768	449.508	2,70	2,86
Comunicaciones	253.652	214.881	-	-	253.652	214.881	1,45	1,37
Construcción	884.870	839.316	-	-	884.870	839.316	5,05	5,34
Comercio	1.976.240	1.732.800	87.833	69.709	2.064.073	1.802.509	11,79	11,46
Servicios	370.714	358.314	-	-	370.714	358.314	2,12	2,28
Otros	2.959.305	2.719.013	-	-	2.959.305	2.719.013	16,90	17,29

Subtotales	9.619.375	8.305.646	87.833	69.709	9.707.208	8.375.355	55,44	53,26

Colocaciones para la vivienda	4.909.630	4.651.137	-	-	4.909.630	4.651.137	28,04	29,57

Colocaciones de consumo	2.893.037	2.700.790	-	-	2.893.037	2.700.790	16,52	17,17

Totales	17.422.042	15.657.573	87.833	69.709	17.509.875	15.727.282	100	100,00

(*)	Incluye préstamos a instituciones financieras del país por un monto de MM$ 2 al 30 de Junio de 2011 (MM$ 17 al 31 de Diciembre de 2010).

(**)	Incluye préstamos a instituciones financieras del exterior por un monto de MM$ 87.833 al 30 de Junio de 2011 (MM$ 69.709 al 31 de Diciembre de 2010), ver Nota 8.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°9 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación:

c)	Cartera deteriorada y vencida

i)	La cartera deteriorada segregada de colocaciones al 30 de Junio de 2011 y al 31 de Diciembre de 2010, es la siguiente:

	Al 30 de Junio de				Al 31 de Diciembre de
	2011				2010
	Comerciales	Vivienda	Consumo	Total	Comerciales	Vivienda	Consumo	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Deterioro provisión individual	292.683	0	0	292.683	444.129	-	-	444.129
Cartera vencida	227.149	126.324	98.676	452.149	213.872	121.911	80.956	416.739
Resto deterioro	176.244	40.413	334.964	551.621	230.810	20.735	368.063	619.608
Totales	696.076	166.737	433.640	1.296.453	888.811	142.646	449.019	1.480.476

ii)	La cartera deteriorada de colocaciones con o sin garantía, al 30 de Junio de 2011 y al 31 de Diciembre de 2010, es la siguiente:

	Al 30 de Junio de				Al 31 de Diciembre de
	2011				2010
	Comerciales	Vivienda	Consumo	Total	Comerciales	Vivienda	Consumo	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Deuda garantizada	377.558	161.826	64.440	603.824	446.953	131.881	67.450	646.284
Deuda sin garantía	318.518	4.911	369.200	692.629	441.858	10.765	381.569	834.192
Totales	696.076	166.737	433.640	1.296.453	888.811	142.646	449.019	1.480.476

iii)	La cartera colocaciones con mora igual o mayor a 90 días, referidos al 30 de Junio de 2011 y al 31 de Diciembre de 2010, es la siguiente:

	Al 30 de Junio de				Al 31 de Diciembre de
	2011				2010
	Comerciales	Vivienda	Consumo	Total	Comerciales	Vivienda	Consumo	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Deuda garantizada	104.113	121.906	8.032	234.051	96.007	111.708	7.071	214.786
Deuda sin garantía	123.036	4.418	90.644	218.098	117.865	10.203	73.885	201.953
Totales	227.149	126.324	98.676	452.149	213.872	121.911	80.956	416.739

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°9 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación:

d)	Recuperaciones de créditos castigados por productos

Recuperaciones	Al 30 de Junio de 2011	Al 31 de Diciembre de 2010
	MM$	MM$

Colocaciones comerciales	3.561	6.994
Colocaciones de consumo	6.182	22.096
Colocaciones para vivienda	554	1.389

Total de Recuperaciones	10.297	30.479

e)	Provisones Constituidas

Provisiones	Al 30 de Junio de 2011	Al 31 de Diciembre de 2010
	MM$	MM$

Créditos a la clientela	183.316	327.397
Créditos a bancos	569	131

Total de Provisiones	183.885	327.528

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°10 - INSTRUMENTOS DE INVERSIÓN:

Al 30 de Junio de 2011 y al 31 de Diciembre de 2010, el detalle de los instrumentos designados como instrumentos financieros disponibles para la venta es el siguiente:

	Al 30 de Junio de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile
Bonos del Banco Central de Chile	510.326	555.981
Pagarés del Banco Central de Chile	1.533.455	366.210
Otros instrumentos del Estado y del Banco Central de Chile	172.659	175.296
Subtotales	2.216.440	1.097.487

Instrumentos de otras instituciones nacionales
Pagarés de depósitos en bancos del país	-	-
Letras hipotecarias de bancos del país	142.146	218.112
Bonos de bancos del país	-	-
Bonos de otras empresas del país	-	-
Otros instrumentos emitidos en el país	258.279	147.833
Subtotales	400.425	365.945

Instrumentos de instituciones extranjeras
Instrumentos de gobierno o bancos centrales del exterior	-	-
Otros instrumentos en el exterior	10.508	10.548
Subtotales	10.508	10.548

Totales	2.627.373	1.473.980

Los instrumentos del Estado y del Banco Central incluyen instrumentos vendidos bajo acuerdos de retrocompra con clientes e instituciones financieras por un total de MM$ 11.811 y MM$ 144.034 al 30 de Junio de 2011 y al 31 de Diciembre de  2010, respectivamente.

Al 31 de Diciembre de 2010 los instrumentos disponibles para la venta incluyen pérdidas netas no realizadas por MM$ (18.596) reconocidas como “Ajuste de valoración” en patrimonio, distribuido entre un monto de MM$ (18.341) atribuible a tenedores patrimoniales del Banco y un monto de MM$ (255) atribuible a interés no controlador.

Al 30 de Junio de 2011 los instrumentos disponibles para la venta incluyen pérdidas netas no realizadas por MM$ (19.671) reconocidas como “Ajuste de valoración” en patrimonio, distribuido entre un monto de MM$ (19.669) atribuible a tenedores patrimoniales del Banco y un monto de MM$ (2) atribuible a interés no controlador.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°11 - INTANGIBLES:

a)	La composición del rubro al 30 de Junio de 2011 y al 31 de Diciembre de 2010 es la siguiente:

				Al 30 de Junio de 2011
	Años de vida útil	Años amortización remanente	Saldo inicial 01 de Enero de 2010	Saldo bruto	Amortización acumulada	Saldo neto
			MM$	MM$	MM$	MM$

Licencias	3	1,9	2.108	6.890	(4.798)	2.092
Desarrollo software (adquiridos)	3	1,3	75.882	160.265	(89.964)	70.301

Totales			77.990	167.155	(94.762)	72.393

				Al 31 de Diciembre de 2010
	Años de vida útil	Años amortización remanente	Saldo inicial 01 de Enero de 2010	Saldo bruto	Amortización acumulada	Saldo neto
			MM$	MM$	MM$	MM$

Licencias	3	2	1.544	6.229	(4.121)	2.108
Desarrollo software (adquiridos)	3	1,6	75.716	150.090	(74.208)	75.882

Totales			77.260	156.319	(78.329)	77.990

b)	El movimiento del rubro activos intangibles durante los ejercicios terminados al 30 de Junio de 2011 y al 31 de Diciembre de 2010, es el siguiente:

b.1)  Saldo bruto

	Licencias	Desarrollo software (adquiridos)	Total
	MM$	MM$	MM$

Saldos brutos 2011
Saldos al 01 de Enero de 2011	6.229	150.090	156.319
Adquisiciones	661	10.175	10.836

Saldos al 30 de Junio de 2011	6.890	160.265	167.155

Saldos brutos 2010
Saldos al 01 de Enero de 2010 (*)	4.422	123.939	128.361
Adquisiciones	1.807	26.151	27.958

Saldos al 31 de Diciembre de 2010	6.229	150.090	156.319

(*)  Al 01 de Enero de 2010, se registran los activos intangibles a su valor de costo amortizado, neto de amortizaciones acumuladas.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°11 - INTANGIBLES, continuación:

b.2)  Amortización acumulada

Amortización acumulada	Licencias	Desarrollo software (adquiridos)	Total
	MM$	MM$	MM$

Saldos al 01 de Enero de 2011	(4.121)	(74.208)	(78.329)
Amortización del año	(677)	(15.756)	(16.433)
Otros cambios en el valor libro del período	-	-	-

Saldos al 30 de Junio de 2011	(4.798)	(89.964)	(94.762)

Saldos al 01 de Enero de 2010	(2.878)	(48.223)	(51.101)
Amortización del año	(1.243)	(25.985)	(27.228)
Otros cambios en el valor libro del ejercicio	-	-	-

Saldos al 31 de Diciembre de 2010	(4.121)	(74.208)	(78.329)

c)
El  Banco no tiene ninguna restricción sobre los intangibles al 30 de junio 2011 y 31 de diciembre 2010. Adicionalmente los intangibles no han sido entregado como garantía para el cumplimiento de obligaciones. Por otra parte, no existen importes adeudados de intangibles por el Banco a las mismas fechas.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°12 - ACTIVO FIJO:

a)	La composición de los rubros al 30 de Junio de 2011 y al 31 de Diciembre de 2010 es la siguiente:

		Al 30 de Junio de 2011
	Saldo inicial 01 de Enero de 2011	Saldo bruto	Depreciación acumulada	Saldo neto
	MM$	MM$	MM$	MM$

Terrenos y construcciones	126.550	159.040	(33.723)	125.317
Equipos	20.346	40.233	(21.903)	18.330
Cedidos en arrendamiento	1.802	1.019	-	1.019
Otros	6.287	18.018	(12.852)	5.166

Totales	154.985	218.310	(68.478)	149.832

		Al 31 de Diciembre de 2010
	Saldo inicial 01 de Enero de 2010	Saldo bruto	Depreciación acumulada	Saldo neto
	MM$	MM$	MM$	MM$

Terrenos y construcciones	161.922	155.821	(29.271)	126.550
Equipos	13.391	42.757	(22.411)	20.346
Cedidos en arrendamiento	689	1.840	(38)	1.802
Otros	8.120	18.943	(12.656)	6.287

Totales	184.122	219.361	(64.376)	154.985

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°12 - ACTIVO FIJO, continuación:

b)	El movimiento del rubro activos fijos durante los ejercicios 2011 y 2010, es el siguiente:

b.1)  Saldo bruto

2011	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de 2011	155.821	42.757	1.840	18.943	219.361
Adiciones	2.958	1.317	-	569	4.844
Retiros / bajas	(560)	(3.809)	-	(1.494)	(5.863)
Deterioro por siniestros	-	(32)	-	-	(32)
Traspasos (arriendos)	821	-	(821)	-	-
Otros	-	-	-	-	-

Saldos al 30 de Junio de 2011	159.040	40.233	1.019	18.018	218.310

2010	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de 2010	180.868	27.993	727	17.513	227.101
Adiciones	7.884	7.781	-	3.336	19.001
Retiros / bajas	(26.968)	(235)	-	(114)	(27.317)
Deterioro por siniestros	(4.739)	(186)	-	-	(4.925)
Traspasos	(745)	-	745	-	-
Otros	(479)	7.404	368	(1.792)	5.501

Saldos al 31 de Diciembre de 2010	155.821	42.757	1.840	18.943	219.361

Banco Santander Chile ha debido reconocer en sus estados financieros intermedios consolidados al 31 de Junio de 2011 deterioro  registrado  por MM$ 32 correspondiente a siniestros de cajeros automáticos.  Las indemnizaciones cobradas por conceptos de seguros involucrados, ascendieron a  MM$ 116, las cuales se presentan dentro del rubro otros ingresos operacionales (Nota 31).

Tal como se indica en la Nota 31 Otros ingresos y gastos operacionales, durante el año 2011, durante el año 2011, Banco Santander Chile ha vendido 01 Sucursal la que al momento de la venta, tenían un valor libro neto de aproximadamente MM$ 48.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°12 - ACTIVO FIJO, continuación:

b.2)  Depreciación acumulada

2011	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de 2011	(29.271)	(22.411)	(38)	(12.656)	(64.376)
Cargos por depreciación del ejercicio	(4.907)	(3.261)	-	(1.683)	(9.851)
Bajas y ventas del ejercicio	493	3.769	-	1.487	5.749
Otros	(38)	-	38	-	-

Saldos al 30 de Junio de 2011	(33.723)	(21.903)	-	(12.852)	(68.478)

2010	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de 2010	(18.946)	(14.602)	(38)	(9.393)	(42.979)
Cargos por depreciación del ejercicio	(11.103)	(7.809)	-	(3.263)	(22.175)
Bajas y ventas del ejercicio	778	-	-	-	778
Otros	-	-	-	-	-

Saldos al 31 de Diciembre de 2010	(29.271)	(22.411)	(38)	(12.656)	(64.376)

c)
Al 30 de Junio de 2011 y 2010 el Banco cuenta con contratos de arriendo operativos que no pueden ser rescindidos de manera unilateral. La información de cobros futuros se desglosa de la siguiente manera:

	Hasta 1 año	De 1 a 5 años	Más de 5 años	Total

Al 30 de Junio de 2011	-	-	2.210	2.210
Al 30 de Junio de 2010	-	-	2.276	2.276

d)	Al 30 de Junio de 2011 y 2010 el Banco no cuenta con contratos de arriendo financiero que no pueden ser rescindidos de manera unilateral.

e)
El  Banco no tiene ninguna restricción sobre los activo fijo al 30 de junio 2011 y 31 de diciembre 2010. Adicionalmente el activo fijo no han sido entregado como garantía para el cumplimiento de obligaciones. Por otra parte, no existen importes adeudados de activo fijo por el Banco a las mismas fechas.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°13 - IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS:

a)	Impuestos corrientes

El Banco al 30 de Junio de 2011 y al 31 de Diciembre de 2010, ha constituido provisión de impuesto a la renta de primera categoría, en base a las disposiciones tributarias vigentes. Dicha provisión se presenta neta de pagos y créditos, según se detalla a continuación:

	Al 30 de Junio de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Resumen de los pasivos (activos) por impuestos corrientes
(Activos) por impuestos corrientes	(33.348)	(12.499)
Pasivos por impuestos corrientes	1.886	1.293

Totales impuestos por pagar (recuperar)	(31.462)	(11.206)

Desglose de los pasivos (activos) por impuestos corrientes (neto)
Impuesto a la renta, tasa de impuesto 20% año 2011 y 17% año 2010	39.701	92.593
Menos:
Pagos provisionales mensuales	(64.203)	(96.245)
Crédito por gastos por capacitación	(457)	(1.328)
Otros	(6.503)	(6.226)

Totales impuestos por pagar (recuperar)	(31.462)	(11.206)

b)	Resultados por impuestos

El efecto del gasto tributario durante los períodos comprendidos entre el 01 de Enero y el 30 de Junio de 2011 y 2010, se compone de los siguientes conceptos:

	Por el trimestre terminado al 30 de Junio de		Por el período de 06 meses terminado al 30 de Junio de
	2011	2010	2011	2010
	MM$	MM$	MM$	MM$

Gastos por impuesto a la renta
Impuesto año corriente	20.844	29.042	40.478	56.387

Abonos (cargos) por impuestos diferidos
Originación y reverso de diferencias temporarias	(1.675)	(4.994)	4.914	(10.594)
Beneficio fiscal ejercicios anteriores	-	-	-	-
Subtotales	19.169	24.048	45.392	45.793
Impuesto por gastos rechazados artículo N°21	247	115	525	130

Otros	-	-	-	-

Cargos netos a resultados por impuesto a la renta	19.416	24.163	45.917	45.923

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°13 - IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación:

c)	Reconciliación de la tasa de impuesto efectiva

A continuación se indica la conciliación entre la tasa de impuesto a la renta y la tasa efectiva aplicada en la determinación del gasto por impuesto al 30 de Junio de 2011 y 2010.

	Al 30 de Junio de
	2011		2010
	Tasa de impuesto	Monto	Tasa de impuesto	Monto

	%	MM$	%	MM$

Utilidad antes de impuesto	20,00	61.196	17,00	51.397
Diferencias permanentes	(3,05)	(9.344)	(1,76)	(5.326)
Agregados o deducciones	-	-	-	-
Impuesto único (gastos rechazados)	-	(1)	0,04	129
Efecto cambio de tasa de impuesto			-	-
Otros	(1,94)	(5.934)	(0,09)	(277)

Tasa efectiva y gasto por impuesto a la renta	15,01	45.917	15,19	45.923

La Ley 20.455 de 2010, modificó la tasa de impuesto de primera categoría que se aplicará a las empresas por las utilidades que obtengan en los años 2011 y 2012, dejándolas en 20% y 18,5%, respectivamente.  Por lo anterior, se reconoció un ingreso de MM$ 7.596, correspondiente al ajuste de las diferencias temporales existentes que se reversarán en esos años, a Junio de 2011 se ha reconocido un gasto de MM$ 936.

d)	Efecto de impuestos diferidos otros resultados integrales

A continuación se presenta el resumen del efecto de impuesto diferido en patrimonio de forma separada mostrando los saldos correspondientes al activo y pasivo durante los períodos comprendidos entre el 01 de Enero de 2011 y el 30 de Junio de 2011 y el 01 de Enero de 2010 y el 30 de Junio de 2010:

	Al 30 de Junio de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Activos por impuestos diferidos
Inversiones disponibles para la venta	4.237	4.319
Cobertura de flujo de efectivo	-	-
Totales activos por impuestos diferidos con efecto en patrimonio	4.237	4.319

Pasivos por impuestos diferidos
Inversiones disponibles para la venta	(392)	(749)
Cobertura de flujo de efectivo	(1.942)	(2.324)
Totales pasivos por impuestos diferidos con efecto en patrimonio	(2.334)	(3.073)

Saldos netos impuestos diferidos en patrimonio	1.903	1.246

Impuestos diferidos en patrimonio de cargo de tenedores	1.903	1.203
Impuestos diferidos en patrimonio de cargo de interés no controlador	-	43

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°13 - IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación:

e)	Efecto de impuestos diferidos en resultado

Al 30 de Junio de  2011 y 31 de Diciembre de  2010, el Banco ha registrado en sus estados financieros intermedios consolidados los efectos de los impuestos diferidos.

A continuación se presentan los efectos por impuestos diferidos en el activo, pasivo, y resultados asignados por diferencias temporarias:

	Al 30 de Junio de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$
Activos por impuestos diferidos
Intereses y reajustes	97	162
Castigo extraordinario	5.681	5.197
Bienes recibidos en pago	2.465	2.473
Ajustes tipo de cambio	867	899
Valoración activo fijo	6.726	5.491
Provisión colocaciones	78.405	62.525
Provisión por gastos	10.058	6.606
Derivados	370	4.300
Bienes en leasing	14.346	22.007
Pérdida tributaria de afiliadas	4.529	4.168
Otros	243	156
Totales activos por impuestos diferidos	123.787	113.984

Pasivos por impuestos diferidos
Valoración inversiones	(10.747)	(1.056)
Depreciaciones	(282)	(443)
Gastos anticipados	(715)	(646)
Otros	(429)	(223)
Totales pasivos por impuestos diferidos	(12.173)	(2.368)

f)	Resumen de impuestos diferidos totales

A continuación se presentan el resumen de los impuestos diferidos, considerando tanto su efecto en patrimonio como en resultado.

	Al 30 de Junio de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Activos por impuestos diferidos
Con efecto en patrimonio	4.237	3.980
Con efecto en resultados	123.787	113.984
Totales activos por impuestos diferidos	128.024	117.964

Pasivos por impuestos diferidos
Con efecto en patrimonio	(2.334)	(3.073)
Con efecto en resultados	(12.173)	(2.368)
Totales pasivos por impuestos diferidos	(14.507)	(5.441)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°14 - OTROS ACTIVOS:

La composición del rubro otros activos, es la siguiente:

	Al 30 de Junio de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Activos para leasing (*)	73.705	43.832

Bienes recibidos en pago o adjudicados (**)
Bienes recibidos en pago	11.680	10.798
Bienes adjudicados en remate judicial	10.000	7.798
Provisiones por bienes recibidos en pago o adjudicados	(2.232)	(1.860)
Subtotales	19.448	16.736

Otros activos
Depósitos de dinero en garantía	241.027	208.512
IVA crédito fiscal	8.281	9.634
Impuesto a la renta por recuperar	6.849	9.045
Gastos pagados por anticipado	72.658	81.348
Bienes recuperados de leasing para la venta	1.456	2.347
Activos por planes de pensiones	3.560	4.217
Cuentas y documentos por cobrar	110.152	100.958
Documentos por cobrar por intermediación corredora y operaciones simultáneas	193.758	111.508
Otros activos	45.088	52.800
Subtotales	682.829	580.369

Totales	775.982	640.937
(*)	Corresponden a los activos disponibles para ser entregados bajo la modalidad de arrendamiento financiero.

(**)
Los bienes recibidos en pago, corresponden a bienes recibidos como pago de deudas vencidas de los clientes. El conjunto de bienes que se mantengan adquiridos en esta forma no debe superar en ningún momento el 20% del patrimonio efectivo del Banco. Estos activos representan actualmente un 0,50% (0,47% al 31 de Diciembre de 2010) del patrimonio efectivo del Banco.

Los bienes adjudicados en remate judicial, corresponden a bienes que han sido adquiridos en remate judicial en pago de deudas previamente contraídas con el Banco.  Los bienes adquiridos en remate judicial no quedan sujetos al margen anteriormente comentado.  Estos inmuebles son activos disponibles para la venta. Para la mayoría de los activos, se espera completar la venta en el plazo de un año contado desde la fecha en el que el activo se recibe o adquiere.  En caso que dicho bien no sea vendido dentro del transcurso de un año, éste debe ser castigado.

Adicionalmente, se registra una provisión por la diferencia entre el valor de adjudicación inicial más sus adiciones, cuando corresponda y su valor estimado de realización (tasación), cuando el primero sea mayor.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°15- DEPÓSITOS Y OTRAS CAPTACIONES:

Al 30 de Junio de 2011 y al 31 de Diciembre de 2010, la composición del rubro depósitos y otras captaciones, es la siguiente:

	Al 30 de Junio de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Depósitos y otras obligaciones a la vista
Cuentas corrientes	3.400.527	3.330.352
Otros depósitos y cuentas a la vista	395.080	368.934
Otras obligaciones a la vista	654.683	537.148

Totales	4.450.290	4.236.434

Depósitos y otras captaciones a plazo
Depósitos a plazo	8.750.720	7.154.396
Cuentas de ahorro a plazo	104.395	103.191
Otros saldos acreedores a plazo	1.070	1.170

Totales	8.856.185	7.258.757

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°16 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES:

Al 30 de Junio de 2011 y al 31 de Diciembre de 2010, la composición del rubro es la siguiente:

	Al 30 de Junio de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Otras obligaciones financieras
Obligaciones con el sector público	101.944	102.541
Otras obligaciones en el país	62.610	38.000
Obligaciones con el exterior	3.112	25.748
Subtotales	167.666	166.289
Instrumentos de deuda emitidos
Letras de crédito	175.025	194.134
Bonos corrientes	3.599.607	3.310.679
Bonos subordinados	760.176	686.075
Subtotales	4.534.808	4.190.888

Totales	4.702.474	4.357.177

Las deudas clasificadas como de corto plazo son aquellas que constituyen obligaciones a la vista o que vencerán en un plazo igual o inferior a un año.  Todas las otras deudas son clasificadas como de largo plazo. El detalle es el siguiente:

	Al 30 de Junio de 2011
	Largo plazo	Corto plazo	Total
	MM$	MM$	MM$

Letras hipotecarias	165.972	9.053	175.025
Bonos corrientes	2.798.677	800.930	3.599.607
Bonos subordinados	731.889	28.287	760.176
Instrumentos de deuda emitidos	3.696.538	838.270	4.534.808

Otras obligaciones financieras	121.771	45.895	167.666

Totales	3.818.309	884.165	4.702.474

	Al 31 de Diciembre de 2010
	Largo plazo	Corto plazo	Total
	MM$	MM$	MM$

Letras hipotecarias	183.383	10.751	194.134
Bonos corrientes	2.763.572	547.107	3.310.679
Bonos subordinados	664.383	21.692	686.075
Instrumentos de deuda emitidos	3.611.338	579.550	4.190.888

Otras obligaciones financieras	122.247	44.042	166.289

Totales	3.733.585	623.592	4.357.177

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°16 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación:

a)	Bonos para financiamiento hipotecario

Estos bonos son usados para financiar préstamos hipotecarios. Los principales montos de estos, son amortizados trimestralmente.  El rango de vencimiento de estas obligaciones es entre cinco y veinte años. Los bonos están indexados a la UF y devengan una tasa de interés anual de 5,88% a Junio de 2011 (5,6% a Diciembre de  2010).

	Al 30 de Junio de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Vence dentro de 1 año	9.053	10.751
Vence entre 1 y 2 años	7.342	7.171
Vence entre 2 y 3 años	10.492	8.745
Vence entre 3 y 4 años	21.457	12.286
Vence entre 4 y 5 años	17.747	26.253
Vence posterior a 5 años	108.934	128.928
Totales letras hipotecarias	175.025	194.134

b)	Bonos corrientes

El detalle de los bonos corrientes por moneda es el siguiente:

	Al 30 de Junio de	Al 31 de Diciembre de
	2011 MM$	2010 MM$

Bonos Santander en UF	1.906.721	1.952.051
Bonos Santander en US $	1.229.158	936.134
Bonos Santander en CHF$	205.914	174.297
Bonos Santander en $	257.814	248.197
Totales bonos corrientes	3.599.607	3.310.679

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°16 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación:

Durante el año 2011, el Banco colocó bonos por UF 5.080.000 y USD 500.000.000, según el siguiente detalle:

Serie	Monto		Plazo	Tasa de Emisión	Fecha de Emisión	Fecha de Vencimiento
Bono flotante	USD	500.000.000	5 años	Libor (3 meses) + 125 pb	11-01-2011	19-01-2016
Total	USD	500.000.000
BSTDFA0410	UF	160.000	4 años	3,0 % anual simple	01-04-2010	01-04-2014
BSTDFD0810	UF	1.274.000	5 años	3,0 % anual simple	01-08-2010	01-08-2015
BSTDFE0810	UF	2.750.000	6 años	3,0 % anual simple	01-08-2010	01-08-2016
BSTDE10211	UF	896.000	5 años	3,3 % anual simple	01-02-2011	01-04-2016
Total	UF	5.080.000

Durante el año 2010, el Banco colocó bonos por UF 21.496.000, USD 1.200.000.000, CHF 350.000.000 y CLP 247.255.000.000.

La siguiente tabla muestra, en las fechas indicadas, nuestros bonos emitidos.

Serie	Monto		Plazo	Tasa de Emisión	Fecha de Emisión	Fecha de Vencimiento
F6	UF	1.090.000	5 años	3,5% anual simple	01-09-2009	01-09-2014
F7	UF	3.000.000	4,5 años	3,3% anual simple	01-11-2009	01-05-2014
F8	UF	3.000.000	4,5 años	3,6% anual simple	01-01-2010	01-07-2014
F9	UF	3.000.000	5 años	3,7% anual simple	01-01-2010	01-01-2015
FA	UF	2.840.000	4 años	Al vencimiento (bullet)	01-04-2010	01-04-2014
FB	UF	3.000.000	5 años	3,0% anual vencido	01-04-2010	01-04-2015
FC	UF	4.000.000	5 años	4,5% anual vencido	01-08-2010	01-08-2015
FD	UF	1.566.000	5 años	Al vencimiento (bullet)	01-09-2010	01-09-2015
Total	UF	21.496.000
Bono flotante	USD	500.000.000	2 años	Libor (3 meses) + 125 pb	15-04-2010	12-04- 2012
Bono fijo	USD	500.000.000	5 años	3,75 % anual simple	15-09-2010	15-09-2015
Bono flotante	USD	200.000.000	1 año	Libor (3 meses) + 100 pb	15-09-2010	15-09-2011
Bono flotante	USD	500.000.000	5 años	Libor (3 meses) + 125 pb	11-01-2011	19-01-2016
Total	USD	1.200.000.000
Bono fijo	CHF	250.000.000	5 años	Cupón 2,25%	16-11-2010	16-12-2015
Bono flotante	CHF	100.000.000	3 años	Libor (3 meses) + 100 pb	16-11-2010	16-11-2013
Total	CHF	350.000.000
Bono pesos	CLP	247.255.000.000	10 años	Cupón 6,5%	15-09-2010	22-09-2020
Total	CLP	247.255.000.000

Con fecha 11 de Enero de 2011  el Banco emitió un Bono a tasa Flotante Libor 3M por USD 500.000.000 a 5 años plazo.  El pago de intereses será trimestral a partir de 19 de Abril de 2011.  Dicho bono fue colocado en los Estados Unidos de América con fecha 19 de Enero de 2011.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°16 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación:

El vencimiento de estos bonos es el siguiente:

	Al 30 de Junio de	Al 31 de Diciembre de
	2011 MM$	2010 MM$

Vence dentro de 1 año	800.930	547.107
Vence entre 1 y 2 años	527.419	374.727
Vence entre 2 y 3 años	508.875	389.813
Vence entre 3 y 4 años	384.484	390.953
Vence entre 4 y 5 años	588.820	340.331
Vence posterior a 5 años	789.079	1.267.748
Totales bonos	3.599.607	3.310.679

c)	Bonos subordinados

La siguiente tabla muestra, en las fechas indicadas, los saldos de nuestros bonos subordinados.

	Al 30 de Junio de	Al 31 de Diciembre de
	2011 MM$	2010 MM$

Bonos subordinados en US $	282.130	244.957
Bonos subordinados en UF	478.046	441.118
Totales bonos subordinados	760.176	686.075

Durante el primer trimestre de 2011 el Banco colocó bonos subordinados en el mercado por UF 3.000.000, el que se detalla a continuación:

				Tasa de	Fecha de	Fecha de
Series	Monto		Plazo	emisión	emisión	vencimiento

G3	UF	3.000.000	25 años	3,9% anual simple	01-07-2010	01-07-2035

Total	UF	3.000.000

Durante el año 2010 el Banco colocó bonos subordinados en el mercado local por UF 4.950.000, el que se detalla a continuación:

				Tasa de	Fecha de	Fecha de
Series	Monto		Plazo	emisión	emisión	vencimiento

G2	UF	1.950.000	30 años	4,8% anual simple	17-06-2010	01-03-2038
G4	UF	3.000.000	30 años	3,9% anual vencido	01-07-2010	01-07-2040

Total	UF	4.950.000

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°16 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación:

La madurez de estos bonos, considerados de largo plazo, es la siguiente:

	Al 30 de Junio de	Al 31 de Diciembre de
	2011 MM$	2010 MM$

Vence dentro de 1 año	28.287	21.692
Vence entre 1 y 2 años	115.429	105.505
Vence entre 2 y 3 años	5.682	-
Vence entre 3 y 4 años	154.798	139.452
Vence entre 4 y 5 años	5.396	12.305
Vence posterior a 5 años	450.584	407.121
Totales bonos subordinados	760.176	686.075

d)	Otras obligaciones financieras

La composición de las otras obligaciones financieras, de acuerdo a su vencimiento, se resume a continuación:

	Al 30 de Junio de	Al 31 de Diciembre de
	2011 MM$	2010 MM$

Obligaciones a largo plazo:
Vence entre 1 y 2 años	4.491	4.606
Vence entre 2 y 3 años	28.853	3.090
Vence entre 3 y 4 años	3.524	28.786
Vence entre 4 y 5 años	3.130	3.194
Vence posterior a 5 años	81.773	82.571
Subtotales obligaciones financieras a largo plazo	121.771	122.247

Obligaciones a corto plazo:
Monto adeudado por operaciones de tarjeta de crédito	38.502	38.567
Aprobación de cartas de crédito	2.545	721
Otras obligaciones financieras a largo plazo, porción corto plazo	4.848	4.754
Subtotales obligaciones financieras a corto plazo	45.895	44.042

Totales otras obligaciones financieras	167.666	166.289

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°17 - VENCIMIENTO DE ACTIVOS Y PASIVOS:

Al 30 de Junio de 2011 y al 31 de Diciembre de 2010, el desglose por vencimientos de los activos y pasivos, es el siguiente:

Al 30 de Junio de 2011	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Subtotal hasta 1 año	Entre 1 y 5 años	Más de 5 años	Subtotal sobre 1 año	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activo
Efectivo y depósitos en bancos	980.813	-	-	-	980.813	-	-	-	980.813
Operaciones con liquidación en curso	832.215	-	-	-	832.215	-	-	-	832.215
Instrumentos para negociación	-	5.755	160.461	30.511	196.727	311.133	101.471	412.604	609.331
Contratos de retrocompra y préstamos de valores	-	7.322	-	-	7.322	-	-	-	7.322
Contratos de derivados financieros	-	63.433	74.966	187.205	325.604	742.109	374.052	1.116.161	1.441.765
Adeudado por bancos (*)	87.658	-	-	-	87.658	-	-	-	87.658
Créditos y cuentas por cobrar a clientes (**)	479.006	1.636.395	1.338.176	2.853.677	6.307.254	5.595.479	5.519.307	11.114.786	17.422.040
Instrumentos de inversión disponibles para la venta	-	1.440.380	314.245	188.560	1.943.185	393.456	290.732	684.188	2.627.373
Instrumentos de inversión hasta el vencimiento	-	-	-	-	-	-	-	-

Totales activos	2.379.692	3.153.285	1.887.848	3.259.953	10.680.778	7.042.177	6.285.562	13.327.739	24.008.517

Pasivos
Depósitos y otras obligaciones a la vista	4.450.290	-	-	-	4.450.290	-	-	-	4.450.290
Operaciones con liquidación en curso	626.304	-	-	-	626.304	-	-	-	626.304
Contratos de retrocompra y préstamos de valores	-	310.011	4.211	4.421	318.643	-	-	-	318.643
Depósitos y otras obligaciones a plazo	106.840	3.531.872	2.135.955	2.523.338	8.298.005	533.061	25.119	558.180	8.856.185
Contratos de derivados financieros	-	83.770	107.481	294.448	485.699	583.090	281.108	864.198	1.349.897
Obligaciones con bancos	174.374	145.312	266.624	1.120.309	1.706.619	124.030	-	124.030	1.830.649
Instrumentos de deuda emitidos	20	496.133	158.796	159.042	813.991	2.347.941	1.372.876	3.720.817	4.534.808
Otras obligaciones financieras	38.502	2.772	969	3.651	45.894	39.998	81.774	121.772	167.666

Totales pasivos	5.396.330	4.569.870	2.674.036	4.105.209	16.745.445	3.628.120	1.760.877	5.388.997	22.134.442

(*)	Las Colocaciones se presentan brutas. Los importes de provisión según el tipo de Colocación es el siguiente: Comerciales MM$ 231.595 Vivienda MM$ 34.452 Consumo MM$ 239.839

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°17 - VENCIMIENTO DE ACTIVOS Y PASIVOS, continuación:

Al 31 de Diciembre de 2010	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Subtotal hasta 1 año	Entre 1 y 5 años	Más de 5 años	Subtotal sobre 1 año	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activo
Efectivo y depósitos en bancos	1.762.198	-	-	-	1.762.198	-	-	-	1.762.198
Operaciones con liquidación en curso	374.368	-	-	-	374.368	-	-	-	374.368
Instrumentos para negociación	-	26.572	10.918	188.295	225.785	150.427	3.458	153.885	379.670
Contratos de retrocompra y préstamos de valores	-	170.985	-	-	170.985	-	-	-	170.985
Contratos de derivados financieros	-	94.417	109.729	289.492	493.638	749.688	381.052	1.130.740	1.624.378
Adeudado por bancos (*)	17	69.709	-	-	69.726	-	-	-	69.726
Créditos y cuentas por cobrar a clientes (**)	610.951	1.696.614	1.109.796	2.274.513	5.691.874	4.773.163	5.192.519	9.965.682	15.657.556
Instrumentos de inversión disponibles para la venta	-	189.600	120.076	265.667	575.343	532.292	366.345	898.637	1.473.980
Instrumentos de inversión hasta el vencimiento	-	-	-	-	-	-	-	-	-

Totales activos	2.747.534	2.247.897	1.350.519	3.017.967	9.363.917	6.205.570	5.943.374	12.148.944	21.512.861

Pasivos
Depósitos y otras obligaciones a la vista	4.236.434	-	-	-	4.236.434	-	-	-	4.236.434
Operaciones con liquidación en curso	300.125	-	-	-	300.125	-	-	-	300.125
Contratos de retrocompra y préstamos de valores	-	284.020	9.769	936	294.725	-	-	-	294.725
Depósitos y otras obligaciones a plazo	104.362	2.167.851	1.713.684	2.350.479	6.336.376	898.241	24.140	922.381	7.258.757
Contratos de derivados financieros	-	137.501	155.431	343.771	636.703	696.219	311.057	1.007.276	1.643.979
Obligaciones con bancos	831	29.877	179.361	1.249.718	1.459.787	124.270	-	124.270	1.584.057
Instrumentos de deuda emitidos	-	6.007	130.557	442.986	579.550	1.807.541	1.803.797	3.611.338	4.190.888
Otras obligaciones financieras	38.567	1.089	773	3.613	44.042	39.677	82.570	122.247	166.289

Totales pasivos	4.680.319	2.626.345	2.189.575	4.391.503	13.887.742	3.565.948	2.221.564	5.787.512	19.675.254

(*)	Adeudado por bancos se presenta bruto. El monto de provisiones corresponde a MM$ 54.
(**)	Los créditos y cuentas por cobrar a clientes se presentan brutos. El monto de provisiones corresponde a MM$ 481.581

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°18 - OTROS PASIVOS:

La composición del rubro es la siguiente:

	Al 30 de Junio de	Al 31 de Diciembre de
	2011 MM$	2010 MM$

Cuentas y documentos por pagar	97.994	63.026
Ingresos percibidos por adelantado	993	1.547
Garantías por operaciones threshold	234.901	68.217
Documentos por pagar por intermediación corredora y operaciones simultáneas	74.250	53.856
Otros pasivos	62.231	74.682

Totales	470.369	261.328

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°19 - CONTINGENCIAS Y COMPROMISOS:

a)	Juicios y procedimientos legales

A la fecha de emisión de estos estados financieros intermedios consolidados, existen diversas acciones judiciales interpuestas en contra del Banco y sus afiliadas en relación con operaciones propias del giro. Al 30 de Junio de 2011, el Banco y sus afiliadas mantienen provisiones por este concepto que ascienden a MM$ 818 (MM$ 839 al 31 de Diciembre  de 2010), las cuales se encuentran formando parte del rubro “Provisiones por contingencia”.

b)	Créditos contingentes

La siguiente tabla muestra los montos contractuales de las operaciones que obligan al Banco a otorgar créditos:

	Al 30 de Junio de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Cartas de crédito documentarias emitidas	231.757	209.532
Cartas de crédito del exterior confirmadas	91.130	85.739
Boletas de garantía	913.466	898.751
Avales y fianzas	147.724	166.550
Subtotales	1.384.077	1.360.572
Líneas de crédito con disponibilidad inmediata	4.772.120	4.832.359
Otros compromisos de créditos irrevocables	114.383	129.428
Totales	6.270.580	6.322.359

c)	Responsabilidades

El Banco mantiene las siguientes responsabilidades derivadas del curso normal de sus negocios:

	Al 30 de Junio de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Operaciones por cuentas de terceros
Cobranzas	174.040	173.219
Recursos de terceros gestionados por el Banco y sus afiliadas	35	66
Subtotales	174.075	173.285
Custodia de valores
Valores custodiados en poder del Banco y sus afiliadas	428.962	290.549
Valores custodiados depositados en otra entidad	665.027	611.145
Títulos emitidos por el propio Banco	12.146.939	9.944.224
Subtotales	13.240.928	10.845.918

Totales	13.415.003	11.019.203

d)	Garantías

Banco Santander Chile cuenta con una póliza integral bancaria de cobertura de fidelidad funcionaria Nº 2435101 vigente con la Compañía de Seguros Chilena Consolidada S.A., por la suma de USD 5.000.000, la cual cubre solidariamente tanto al Banco como a sus afiliadas, con vigencia desde el 01 de Julio de 2010 al 30 de Junio de 2011, la cual ha sido renovada por un nuevo período.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°19 - CONTINGENCIAS Y COMPROMISOS, continuación:

Santander Asset Management S.A. Administradora General de Fondos

Conforme a lo instruido en la norma de carácter general N°125, la sociedad designó a Banco Santander Chile como banco representante de los beneficiarios de las boletas en garantías constituidas por cada uno de los fondos administrados, en cumplimiento a lo dispuesto en los artículos 226 y siguientes de la Ley N°18.045.

Además de estas boletas en garantía por la creación de los fondos mutuos, existen otras boletas en garantía por concepto de rentabilidad garantizada de determinados fondos mutuos, por un monto que asciende a MM$ 41.820 y depósitos a plazo por un valor de UF 1.922.641,875 por garantía de Fondos de Inversión Privados (F.I.P.) al 30 de Junio de 2011.

Santander Agente de Valores Limitada

Para efectos de asegurar el correcto y cabal cumplimiento de todas sus obligaciones como agente de valores de conformidad a lo dispuesto en los artículos N°30 y siguientes de la Ley N°18.045, sobre Mercado de Valores, la sociedad constituyó garantía por UF 4.000 con póliza de seguro N° 210107110, tomada con la Compañía de Seguros de Crédito Continental S.A. y cuyo vencimiento es el 19 de Diciembre de 2011.

Santander S.A. Corredores de Bolsa

La sociedad tiene garantías enteradas en la Bolsa de Comercio de Santiago, para cubrir operaciones simultáneas efectuadas por cartera propia, por MM$ 39.484.

Además, se incluye  en este rubro una garantía entregada a CCLV Contraparte Central S.A. (ex Cámara de Compensación) en efectivo, por un monto ascendente a MM$ 3.000 al 30 de Junio de 2011.

Santander Corredora de Seguros Limitada

a)	Pólizas de seguros

De acuerdo a los establecido en la Circular N°1.160 de la Superintendencia de Valores y Seguros, la sociedad mantiene contratada una póliza de seguros para responder al correcto y cabal cumplimiento de todas las obligaciones emanadas en razón de sus operaciones como intermediaria en la contratación de seguros.

La póliza de garantía para corredores de seguros N°10019899, la cual cubre UF 500, y la póliza de responsabilidad profesional para corredores de seguros N°10019900 por un monto equivalente de UF 60.000, fueron contratadas con la Compañía de Seguros Generales Consorcio Nacional de Seguros S.A.  Ambas tienen vigencia desde el 15 de Abril de 2011 al 14 de Abril de 2012.

b)	Créditos y pasivos contingentes

Para satisfacer las necesidades de los clientes, el Banco adquirió varios compromisos irrevocables y obligaciones contingentes, aunque estas obligaciones no pudieron ser reconocidas en el Estado de Situación Financiera Consolidado, estos contiene riesgos de créditos y son por tanto parte del riesgo global del Banco.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°20 - PATRIMONIO:

a)	Capital social y acciones preferentes

Al 30 de Junio de 2011 y al 31 de Diciembre de 2010, el Banco presenta 188.446.126.794 acciones autorizadas, las cuales se encuentran suscritas y pagadas.  Todas estas acciones son ordinarias, sin valor nominal ni preferencias.

	ACCIONES
	Al 30 de Junio de 2011	Al 31 de Diciembre de 2010

Emitidas al 01 de Enero	188.446.126.794	188.446.126.794
Emisión de Acciones Pagadas	-	-
Emisión de Acciones Adeudadas	-	-
Opciones de Acciones Ejercidas	-	-
Emitidas al	188.446.126.794	188.446.126.794

Al 30 de Junio de 2011 y al 31 de Diciembre de 2010, el Banco no mantiene en su poder acciones propias, al igual que las Sociedades que participan en la consolidación.

Al 30 de Junio de 2011 la distribución de Acciones es la siguiente:

Razón Social o Nombre Accionista	Acciones	ADRs (*)	Totales	% de Participación

Teatinos Siglo XXI Inversiones Limitada	74.512.075.401	-	74.512.075.401	39,54
Santander Chile Holding S.A.	66.822.519.695	-	66.822.519.695	35,46
J.P. Morgan Chase Bank	-	28.364.197.124	28.364.197.124	15,05
Inversiones Antares S.A.	250.363.545	-	250.363.545	0,13
Antonio Hitschfeld Bollman	-	-	-	-
AFP por cuentas de terceros	2.943.110.366	-	2.943.110.366	1,56
Bancos y corredoras de bolsa por cuenta de terceros	8.908.118.691	-	8.908.118.691	4,73
Otros accionistas minoritarios	3.945.425.101	2.700.316.871	6.645.741.972	3,53

Totales			188.446.126.794	100,00

Al 31 de Diciembre de 2010 la distribución de Acciones es la siguiente:

Razón Social o Nombre Accionista	Acciones	ADRs (*)	Totales	% de Participación

Teatinos Siglo XXI Inversiones Limitada	78.108.391.607	-	78.108.391.607	41,45
Santander Chile Holding S.A.	66.822.519.695	-	66.822.519.695	35,46
J.P. Morgan Chase Bank	-	29.892.971.334	29.892.971.334	15,86
Inversiones Antares S.A.	250.363.545	-	250.363.545	0,13
Antonio Hitschfeld Bollman	100.000.000	-	100.000.000	0,05
Bancos y corredoras de bolsa por cuenta de terceros	8.277.713.845	-	8.277.713.845	4,39
Otros accionistas minoritarios	3.997.968.278	996.198.490	4.994.166.768	2,66

Totales			188.446.126.794	100,00

(*)	Los American Depository Receipts (ADR) son certificados emitidos por un banco comercial norteamericano para ser transados en el mercado de valores de los Estados Unidos de America (EEUU).

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°20 – PATRIMONIO, continuación:

b)	Dividendos

Ver distribución de dividendos en recuadro del Estado Intermedio Consolidado de Cambios en el Patrimonio.

c)	Al 30 de Junio la composición de la utilidad diluida y utilidad básica es la siguiente:

	Al 30 de Junio de
	2011	2010
	MM$	MM$

a) Beneficio básico por acción
Resultado atribuible a tenedores patrimoniales	257.810	257.927
Número medio ponderado de acciones en circulación	188.446.126.794	188.446.126.794
Beneficio básico por acción (en pesos)	1,368	1,369

b) Beneficio diluido por acción
Resultado atribuible a tenedores patrimoniales	257.810	257.927
Número medio ponderado de acciones en circulación	188.446.126.794	188.446.126.794
Conversión asumida de deuda convertible	-	-
Número ajustado de acciones	188.446.126.794	188.446.126.794
Beneficio diluido por acción (en pesos)	1,368	1,369

Al 31 de Diciembre de 2010 y 2009 el Banco no posee instrumentos que generen efectos dilusivos.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°20 – PATRIMONIO, continuación:

d)	Otros resultados integrales de Instrumentos de inversión disponibles para la venta y coberturas de flujo de efectivo:

	Al 30 de Junio de	Al 31 de Diciembre de
	2011	2010
	MM$	MM$

Instrumentos de inversión disponibles para la venta
Saldos al 01 de Enero de	(18.596)	(29.304)
Pérdida y ganancias por ajuste valorización cartera de inversiones disponible para la venta antes de impuesto	(844)	12.316
Reclasificaciones y ajustes sobre la cartera disponible para venta	-	-
Utilidad realizada	(229)	(1.353)
Subtotales	(1.075)	10.708
Totales	(19.671)	(18.596)

Cobertura de flujo de efectivo
Saldos al 01 de Enero de	11.958	(3.162)
Pérdida y ganancias por ajuste valorización de coberturas de flujo de efectivo antes de impuesto	(1.883)	15.120
Reclasificaciones y ajustes sobre la de coberturas de flujo de efectivo antes de impuesto	(140)	-
Monto reclasificado del patrimonio incluido como valor libro de activo y pasivos no financieros, cuya adquisición o cesión fue cubierta como una transición altamente probable	-	-
Subtotales	(2.023)	15.120
Totales	9.935	11.958

Otros resultados integrales antes de impuesto	(9.736)	(6.638)

Impuesto a la renta sobre los componentes de otros resultados integrales
Impuesto renta relativo a cartera de inversiones disponible para la venta	3.845	3.570
Impuesto renta relativo a coberturas de flujo de efectivo	(1.942)	(2.324)
Totales	1.903	1.246

Otros resultados integrales netos de impuesto	(7.833)	(5.392)
Atribuible a:
Propietarios del Banco	(7.831)	(5.180)
Interés no controlador	(2)	(212)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°21 - REQUERIMIENTOS DE CAPITAL (BASILEA):

De acuerdo con la Ley General de Bancos, el Banco debe mantener una razón mínima de patrimonio efectivo a activos consolidados ponderados por riesgo de 8% neto de provisiones exigidas, y una razón mínima de capital básico a total de activos consolidados de 3%, neto de provisiones exigidas. Sin embargo, con motivo de la fusión del Banco ocurrida en 2002, la SBIF ha determinado que el patrimonio efectivo del Banco fusionado no puede ser inferior al 11% de sus activos ponderados por riesgo. Para estos efectos, el patrimonio efectivo se determina a partir del capital y reservas o capital básico más los bonos subordinados con tope del 50% del capital básico.

Los activos son ponderados de acuerdo a las categorías de riesgo, a las cuales se les asigna un porcentaje de riesgo de acuerdo al monto del capital necesario para respaldar cada uno de esos activos. Por ejemplo, el efectivo, los depósitos en otros bancos y los instrumentos financieros emitidos por el Banco Central de Chile, tienen 0% de riesgo, lo que significa que, conforme a la normativa vigente, no se requiere capital para respaldar estos activos. Los activos fijos tienen un 100% de riesgo, lo que significa que se debe tener un capital mínimo equivalente al 11% del monto de estos activos. Todos los instrumentos derivados negociados fuera de bolsa son considerados en la determinación de los activos de riesgo con un factor de conversión sobre los valores nocionales, obteniéndose de esa forma el monto de la exposición al riesgo de crédito. También se consideran por un “equivalente de crédito”, para su ponderación, los créditos contingentes fuera del Estado de Situación Financiera Consolidado.

De acuerdo a lo instruido en Capítulo 12-1 de la RAN de la Superintendencia de Bancos, a partir del mes de Enero 2010 se implementó un cambio normativo que implicó la entrada en vigor del Capítulo B-3 del Compendio de Normas Contables, con cambio en las exposiciones de riesgo de las colocaciones contingentes, pasando desde un 100% de exposición, a un porcentaje indicado en el siguiente cuadro:

Tipo de crédito contingente	Exposición

a) Avales y fianzas	100%
b) Cartas de crédito del exterior confirmadas	20%
c) Cartas de crédito documentarias emitidas	20%
d) Boletas de garantía	50%
e) Cartas de garantía interbancarias	100%
f) Líneas de crédito de libre disposición	50%
g) Otros compromisos de crédito:
- Créditos para estudios superiores Ley N° 20.027	15%
- Otros	100%
h) Otros créditos contingentes	100%

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°21 – REQUERIMIENTOS DE CAPITAL (BASILEA), continuación:

Los niveles de capital básico y patrimonio efectivo al cierre de cada ejercicio son los siguientes:

	Activos consolidados		Activos ponderados por riesgo
	Al 30 de Junio de	Al 31 de Diciembre de	Al 30 de Junio de	Al 31 de Diciembre de
	2011	2010	2011	2010
	MM$	MM$	MM$	MM$

Activos de balance (netos de provisiones)
Efectivo y depósitos en bancos	980.813	1.762.198	-	-
Operaciones con liquidación en curso	832.215	374.368	336.367	126.083
Instrumento para negociación	609.331	379.670	21.798	57.588
Contratos de retrocompra y préstamos de valores	7.322	170.985	7.323	98.323
Contratos de derivados financieros (*)	1.400.585	1.452.068	849.055	871.872
Adeudado por bancos	87.658	69.672	17.532	13.934
Créditos y cuentas por cobrar a clientes	16.916.154	15.175.975	14.940.745	13.350.182
Instrumentos de inversión disponible para la venta	2.627.373	1.473.980	109.540	101.875
Inversiones en sociedades	7.688	7.275	7.688	7.275
Intangibles	72.393	77.990	72.393	77.990
Activo fijo	149.832	154.985	149.832	154.985
Impuestos corrientes	33.348	12.499	3.335	1.250
Impuestos diferidos	128.024	117.964	12.802	11.796
Otros activos	775.982	640.937	583.186	474.135
Activos fuera de balance
Colocaciones contingentes	3.097.629	3.173.789	1.853.207	1.897.977
Totales	27.726.347	25.044.355	18.964.803	17.245.265

(*)
Los “Contratos de derivados financieros” se presentan a su valor de “Riesgo Equivalente de Créditos”, de acuerdo a lo normado en el Capítulo 12-1 de la Superintendencia de Bancos e instituciones Financieras.

Los ratios determinados para el límite del capital básico y patrimonio efectivo respectivamente, son:

			Razón
	Al 30 de Junio de	Al 31 de Diciembre de	Al 30 de Junio de	Al 31 de Diciembre de
	2011	2010	2011	2010
	MM$	MM$	%	%

Capital básico	1.866.467	1.831.798	6,54	7,30
Patrimonio efectivo neto	2.536.265	2.503.898	13,37	14,52

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°22 - INTERES NO CONTROLADOR:

Recoge el importe neto del patrimonio neto de las entidades dependientes atribuibles a instrumentos de capital que no pertenecen, directa o indirectamente, al Banco, incluida la parte que se les haya atribuido del resultado del ejercicio.

La participación del interés no controlador en el patrimonio y los resultados de las filiales se resume como sigue:

				Otros resultados integrales
Por el período de 06 meses terminado al 30 de Junio de 2011	Participación de terceros	Patrimonio	Resultados	Inst. de inv. disponible para la venta	Impuesto diferido	Total otros resultados integrales	Resultados integrales
	%	MM$	MM$	MM$	MM$	MM$	MM$

Sociedades filiales:
Santander Agente de Valores Limitada (ex Santander S.A. Agente de Valores)	0,97%	530	28	13	(2)	11	39
Santander S.A. Sociedad Securitizadora	0,36%	3	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49,00%	25.490	2.142	240	(41)	199	2.341
Santander Asset Management S.A. Administradora. General de Fondos	0,02%	10	3	-	-	-	3
Santander Corredora de Seguros Limitada (ex Santander Leasing S.A.)	0,25%	138	3	-	-	-	3
Subtotales		26.171	2.176	253	(43)	210	2.386

Entidades de propósito especial:
Bansa Santander S.A.	100%	1.457	(186)	-	-	-	(186)
Santander Gestión de Recaudación y Cobranzas Limitada	100%	1.625	(94)	-	-	-	(94)
Multinegocios S.A	100%	134	-	-	-	-	-
Servicios de Administración y Financieros Limitada	100%	865	207	-	-	-	207
Servicios de Cobranzas Fiscalex Limitada	100%	133	17	-	-	-	17
Multiservicios de Negocios Limitada	100%	786	134	-	-	-	134
Subtotales		5.000	78	-	-	-	79

Totales		31.171	2.254	253	(43)	210	2.464

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°22 - INTERES NO CONTROLADOR, continuación:

				Otros resultados integrales
Por el período de 06 meses terminado al 30 de Junio de 2010	Participación de terceros	Patrimonio	Resultados	Inst. de inv. disponible para la venta	Impuesto diferido	Total otros resultados integrales	Resultados integrales
	%	MM$	MM$	MM$	MM$	MM$	MM$

Sociedades filiales:
Santander Agente de Valores Limitada (ex Santander S.A. Agente de Valores)	0,97	469	1	104	(18)	86	87
Santander S.A. Sociedad Securitizadora	0,36	3	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49,00	24.243	1.479	115	(20)	95	1.574
Santander Asset Management S.A. Administradora. General de Fondos	0,02	11	3	-	-	-	3
Santander Corredora de Seguros Limitada (ex Santander Leasing S.A.)	0,24	132	5	-	-	-	5
Subtotales		24.858	1.488	219	(38)	181	1.669

Entidades de propósito especial:
Bansa Santander S.A.	100,00	1.922	(459)	-	-	-	(459)
Santander Gestión de Recaudación y Cobranzas Limitada	100,00	492	(2.875)	-	-	-	(2.875)
Multinegocios S.A	100,00	106	10	-	-	-	10
Servicios de Administración y Financieros Limitada	100,00	481	145	-	-	-	145
Servicios de Cobranzas Fiscalex Limitada	100,00	77	25	-	-	-	25
Multiservicios de Negocios Limitada	100,00	524	149	-	-	-	149
Subtotales		3.602	(3.005)	-	-	-	(3.005)

Totales		28.460	(1.517)	219	(38)	181	(1.336)

La participación del interés no controlador en el patrimonio y los resultados de las filiales al 30 de Junio de 2010, se resume como sigue:

			Otros resultados integrales
Por el trimestre terminado al 30 de Junio de 2011	Participación de terceros	Resultados	Inst. de inv. disponible para la venta	Impuesto diferido	Total otros resultados integrales	Resultados integrales
	%	MM$	MM$	MM$	MM$	MM$

Sociedades filiales:
Santander Agente de Valores Limitada (ex Santander S.A. Agente de Valores)	0,97%	20	1	-	1	22
Santander S.A. Sociedad Securitizadora	0,36%	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49,00%	1.164	39	(7)	32	1.196
Santander Asset Management S.A. Administradora. General de Fondos	0,02%	1	-	-	-	1
Santander Corredora de Seguros Limitada (ex Santander Leasing S.A.)	0,25%	1	-	-	-	1
Subtotales		1.186	40	(7)	33	1.220

Entidades de propósito especial:
Bansa Santander S.A.	100%	(170)	-	-	-	(170)
Santander Gestión de Recaudación y Cobranzas Limitada	100%	(568)	-	-	-	(568)
Multinegocios S.A	100%	(5)	-	-	-	(5)
Servicios de Administración y Financieros Limitada	100%	115	-	-	-	116
Servicios de Cobranzas Fiscalex Limitada	100%	10	-	-	-	10
Multiservicios de Negocios Limitada	100%	70	-	-	-	70
Subtotales		(548)	-	-	-	(547)

Totales		638	40	(7)	33	671

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°22 - INTERESES NO CONTROLADOR, continuación:

			Otros resultados integrales
Por el trimestre terminado al 30 de Junio de 2010	Participación de terceros	Resultados	Inst. de inv. disponible para la venta	Impuesto diferido	Total otros resultados integrales	Resultados integrales
	%	MM$	MM$	MM$	MM$	MM$

Sociedades filiales:
Santander Agente de Valores Limitada (ex Santander S.A. Agente de Valores)	0,97	(16)	91	(16)	75	59
Santander S.A. Sociedad Securitizadora	0,36	-	-	-	-	-
Santander Investment S.A. Corredores de Bolsa	49,00	527	188	(32)	156	683
Santander Asset Management S.A. Administradora General de Fondos	0,02	1	-	-	-	1
Santander Corredora de Seguros Limitada (ex Santander Leasing S.A.)	0,24	3	-	-	-	3
Subtotales		515	279	(48)	231	746

Entidades de propósito especial:
Bansa Santander S.A.	100	(94)	-	-	-	(94)
Santander Gestión de Recaudación y Cobranzas Limitada	100	(2.010)	-	-	-	(2.010)
Multinegocios S.A.	100	3	-	-	-	3
Servicios Administración y Financieros Limitada	100	71	-	-	-	71
Servicios de Cobranzas Fiscalex Limitada	100	14	-	-	-	14
Multiservicios de Negocios Limitada	100	81	-	-	-	81
Subtotales		(1.935)	-	-	-	(1.935)

Totales		(1.418)	279	(48)	231	(1.187)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°23 - INTERESES Y REAJUSTES:

Comprende los intereses devengados en el ejercicio por todos los activos financieros cuyo rendimiento, implícito o explícito, se obtiene de aplicar el método del tipo de interés efectivo, con independencia de que se valoren por su valor razonable, así como las rectificaciones de productos como consecuencia de coberturas contables.

a)	Al 30 de Junio de 2011 y 2010, la composición de ingresos por intereses y reajustes, sin incluir los resultados por coberturas contables, es la siguiente:

	Por el trimestre terminado al 30 de Junio de
	2011				2010
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Contratos de retrocompra	1.378	(6)	-	1.372	304	118	-	422
Créditos otorgados a bancos	1.159	-	-	1.159	24	-	-	24
Colocaciones comerciales	145.626	43.930	1.134	190.690	113.145	25.462	755	139.362
Colocaciones para vivienda	49.972	66.864	2.582	119.418	47.134	39.589	1.008	87.731
Colocaciones para consumo	132.480	1.120	774	134.374	117.116	600	754	118.470
Instrumentos de inversión	18.069	3.680	-	21.749	10.071	6.085	-	16.156
Otros ingresos por intereses y reajustes	8.255	1.160	-	9.415	804	(79)	-	725

Totales ingresos por intereses y reajustes	356.939	116.748	4.490	478.177	288.598	71.775	2.517	362.890

	Por el período de 06 meses terminado al 30 de Junio de
	2011				2010
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Contratos de retrocompra	2.524	(4)	-	2.520	323	240	-	563
Créditos otorgados a bancos	1.832	-	-	1.832	74	-	-	74
Colocaciones comerciales	280.199	60.624	2.259	343.082	227.536	32.433	1.474	261.443
Colocaciones para vivienda	97.454	92.783	5.042	195.279	93.632	50.158	2.021	145.811
Colocaciones para consumo	260.182	1.552	1.439	263.173	232.389	704	1.334	234.427
Instrumentos de inversión	33.301	5.548	-	38.849	22.444	7.731	-	30.175
Otros ingresos por intereses y reajustes	11.991	1.333	-	13.324	1.317	324	-	1.641

Totales ingresos por intereses y reajustes	687.483	161.836	8.740	858.059	577.715	91.590	4.829	674.134

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°23 - INTERESES Y REAJUSTES, continuación:

b)
Tal como se señala en la letra i) de la Nota 01, los intereses y reajustes suspendidos son registrados en cuentas de orden (fuera del Estado Intermedio de Situación Financiera Consolidado), mientras estos nos sean efectivamente percibidos.

Al 30 de Junio de 2011 y 2010, el detalle de los ingresos por intereses y reajustes suspendidos es el siguiente:

	Por el trimestre terminado al 30 de Junio de
	2011				2010
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Fuera de balance	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales	1.425	2.767	-	4.192	63	1.166	-	1.229
Colocaciones de vivienda	7	2.104	-	2.111	(1.125)	1.206	-	81
Colocaciones de consumo	1.722	376	-	2.098	(3.134)	553	-	(2.581)

Totales	3.154	5.247	-	8.401	(4.196)	2.925	-	(1.271)

	Por el período de 06 meses al 30 de Junio de
	2011				2010
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Fuera de balance	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales	24.491	5.880	-	30.371	23.386	5.146	-	28.532
Colocaciones de vivienda	3.847	5.744	-	9.591	4.538	4.148	-	8.686
Colocaciones de consumo	17.488	969	-	18.457	32.474	205	-	32.679

Totales	45.826	12.593	-	58.419	60.398	9.499	-	69.897

c)	Al 30 de Junio de 2011 y 2010 la composición de los gastos por intereses y reajustes, sin incluir los resultados por coberturas contables, es el siguiente:

	Por el trimestre terminado al 30 de Junio de
	2011				2010
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Depósitos a la vista	(264)	(240)	-	(504)	(94)	(153)	-	(247)
Contratos de retrocompra	(1.844)	(43)	-	(1.887)	(174)	(13)	-	(187)
Depósitos y captaciones a plazo	(84.408)	(34.171)	-	(118.579)	(34.718)	(21.509)	-	(56.227)
Obligaciones con bancos	(6.551)	(15)	-	(6.566)	(7.476)	(14)	-	(7.490)
Instrumentos de deuda emitidos	(41.986)	(37.150)	-	(79.136)	(30.390)	(20.802)	-	(51.192)
Otras obligaciones financieras	(1.247)	(598)	-	(1.845)	(1.249)	(394)	-	(1.643)
Otros gastos por intereses y reajustes	(563)	(2.878)	-	(3.441)	-	(2.295)	-	(2.295)

Totales gastos por intereses y reajustes	(136.863)	(75.095)	-	(211.958)	(74.101)	(45.180)		(119.281)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°23 - INTERESES Y REAJUSTES, continuación:

	Por el período de 06 meses terminado al 30 de Junio de
	2011				2010
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Depósitos a la vista	(430)	(333)	-	(763)	(187)	(200)	-	(387)
Contratos de retrocompra	(2.705)	(170)	-	(2.875)	(622)	(210)	-	(832)
Depósitos y captaciones a plazo	(149.015)	(46.703)	-	(195.718)	(70.033)	(26.962)	-	(96.995)
Obligaciones con bancos	(13.111)	(25)	-	(13.136)	(15.340)	(17)	-	(15.357)
Instrumentos de deuda emitidos	(83.478)	(51.452)	-	(134.930)	(60.245)	(26.442)	-	(86.687)
Otras obligaciones financieras	(2.506)	(787)	-	(3.293)	(2.431)	(512)	-	(2.943)
Otros gastos por intereses y reajustes	(1.191)	(4.225)	-	(5.416)	-	(3.119)	-	(3.119)

Totales gastos por intereses y reajustes	(252.436)	(103.695)	-	(356.131)	(148.858)	(57.462)	-	(206.320)

d)       Al  30 de Junio de 2011 y 2010, el resumen de intereses y reajustes, es el siguiente:

	Por el trimestre terminado al 30 de Junio de		Por el período de 06 meses terminado al 30 de Junio de
	2011	2010	2011	2010
Conceptos	MM$	MM$	MM$	MM$

Ingresos por intereses y reajustes	478.177	362.890	858.059	674.134
Gastos por intereses y reajustes	(211.958)	(119.281)	(356.131)	(206.320)

Subtotales ingresos por intereses y reajustes	266.219	243.609	501.928	467.814

Resultado de coberturas contables (neto)	(18.805)	(827)	(25.831)	4.366

Totales intereses y reajustes netos	247.414	242.782	476.097	472.180

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°24 - COMISIONES:

Comprende el monto de todas las comisiones devengadas y pagadas en el ejercicio, excepto las que formen parte integrante del tipo de interés efectivo de los instrumentos financieros:

	Por el trimestre terminado al 30 de Junio de		Por el período de 06 meses terminado al 30 de Junio de
	2011	2010	2011	2010
	MM$	MM$	MM$	MM$

Ingresos por comisiones
Comisiones por líneas de crédito y sobregiros	2.949	3.958	6.099	8.525
Comisiones por avales y cartas de crédito	5.699	5.954	11.515	11.783
Comisiones por servicios de tarjetas	30.700	25.481	60.722	51.283
Comisiones por administración de cuentas	7.078	6.513	14.105	13.210
Comisiones por cobranzas, recaudaciones y pagos	16.215	14.236	31.704	28.047
Comisiones por intermediación y manejo de valores	3.381	2.564	7.180	4.872
Comisiones por inversiones en fondos mutuos u otro	10.179	9.657	21.132	19.048
Remuneraciones por comercialización de seguros	9.574	8.962	18.389	14.068
Office banking	2.991	2.325	5.837	4.428
Otras comisiones ganadas	3.886	3.158	7.207	6.703
Totales	92.652	82.808	183.890	161.967

	Por el trimestre terminado al 30 de Junio de		Por el período de 06 meses terminado al 30 de Junio de
	2011	2010	2011	2010
	MM$	MM$	MM$	MM$

Gastos por comisiones
Remuneraciones por operación de tarjetas	(14.622)	(12.128)	(29.857)	(23.579)
Comisiones por operación con valores	(789)	(466)	(1.326)	(868)
Office banking	(2.368)	(1.769)	(4.375)	(3.643)
Otras comisiones	(2.823)	(3.287)	(4.893)	(6.368)
Totales	(20.602)	(17.650)	(40.451)	(34.458)

Las comisiones ganadas por operaciones con letras de crédito se presentan en el Estado Consolidado de Resultados en el rubro “Ingresos por intereses y reajustes”.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°25 - RESULTADOS DE OPERACIONES FINANCIERAS:

Incluye el monto de los ajustes por variación de los instrumentos financieros, excepto los imputables a intereses devengados por aplicación del método del tipo de interés efectivo de correcciones de valor de activos, así como los resultados obtenidos en su compraventa.

Al 30 de Junio de 2011 y 2010, el detalle de los resultados por operaciones financieras es el siguiente:

	Por el trimestre terminado al 30 de Junio de		Por el período de 06 meses terminado al 30 de Junio de
	2011	2010	2011	2010
	MM$	MM$	MM$	MM$

Utilidad neta operaciones financieras
Derivados de negociación	(13.515)	46.910	29.108	72.736
Instrumentos financieros para negociación	8.542	(7.376)	16.741	20.177
Venta de créditos y cuentas por cobrar a clientes:
Cartera vigente	-	-	-	-
Cartera castigada	1.366	2.977	3.109	2.954
Instrumentos disponibles para la venta	(51)	2.336	(2.624)	1.854
Otros resultados de operaciones financieras	5.685	75	5.068	(707)
Totales	2.027	44.922	51.402	97.014

NOTA N°26 - RESULTADO NETO DE CAMBIO:

Comprende los resultados obtenidos en la compraventa de divisas, las diferencias que surgen al convertir las partidas monetarias en moneda extranjera a la moneda funcional y las procedentes de activos no monetarios en moneda extranjera en el momento de su enajenación.

Al 30 de Junio de 2011 y 2010, el detalle del resultado de cambio es el siguiente:

	Por el trimestre terminado al 30 de Junio de		Por el período de 06 meses terminado al 30 de Junio de
	2011	2010	2011	2010
	MM$	MM$	MM$	MM$

Diferencias de cambio
Utilidad (pérdida) neta por diferencias de cambio	38.544	(95.797)	53.764	(161.022)
Derivados de cobertura	(11.044)	75.782	(50.044)	117.162
Resultado por activos reajustables en moneda extranjera	(1.298)	1.229	(9)	2.666
Resultado por pasivos reajustables en moneda extranjera	847	(1.095)	156	(1.206)
Totales	27.049	(19.881)	3.867	(42.400)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°27 - PROVISIONES POR RIESGO DE CRÉDITO:

El movimiento registrado durante los ejercicios 2011 y 2010 en los resultados por concepto de provisiones y deterioros se resume como sigue:

	Créditos y cuentas por cobrar a clientes
Por el trimestre terminado	Créditos	Créditos	Créditos	Créditos de	Créditos
al 30 de Junio de 2011	interbancarios	comerciales	hipotecarios	consumo	contingentes	Total
	MM$	MM$	MM$	MM$	MM$	MM$

Provisiones y castigos
- Evaluación individual	(435)	(9.635)	-	-	(2.239)	(12.309)
- Evaluación grupal	-	(20.530)	(6.477)	(49.373)	(48)	(76.428)
Totales provisiones y castigos	(435)	(30.165)	(6.477)	(49.373)	(2.287)	(88.737)

Provisiones liberadas
- Evaluación individual	382	13.296	-	-	1.503	15.181
- Evaluación grupal	-	866	807	4.593	5.754	12.020
Totales provisiones liberadas	382	14.162	807	4.593	7.257	27.201

Recuperación de créditos castigados	-	1.611	315	2.736	-	4.662

Cargos netos a resultado	(53)	(14.392)	(5.355)	(42.044)	4.970	(56.874)

	Créditos y cuentas por cobrar a clientes
Por el período de 06 meses terminado	Créditos	Créditos	Créditos	Créditos de	Créditos
al 30 de Junio de 2011	interbancarios	comerciales	hipotecarios	consumo	contingentes	Total
	MM$	MM$	MM$	MM$	MM$	MM$

Provisiones y castigos
- Evaluación individual	(569)	(23.029)	-	-	(4.182)	(27.780)
- Evaluación grupal	-	(36.312)	(15.132)	(95.992)	(155)	(147.591)
Totales provisiones y castigos	(569)	(59.341)	(15.132)	(95.992)	(4.337)	(175.371)

Provisiones liberadas
- Evaluación individual	446	23.456	-	-	1.816	25.718
- Evaluación grupal	-	2.732	4.201	11.865	15.010	33.808
Totales provisiones liberadas	446	26.188	4.201	11.865	16.826	59.526

Recuperación de créditos castigados	-	3.561	554	6.182	-	10.297

Cargos netos a resultado	(123)	(29.591)	(10.377)	(77.945)	(12.489)	(105.548)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°27 - PROVISIONES POR RIESGO DE CRÉDITO, continuación:

	Créditos y cuentas por cobrar a clientes
Por el trimestre terminado	Créditos	Créditos	Créditos	Créditos de	Créditos
al 30 de Junio de 2010	interbancarios	comerciales	hipotecarios	consumo	contingentes	Total
	MM$	MM$	MM$	MM$	MM$	MM$

Provisiones y castigos
- Evaluación individual	(78)	(5.237)	-	-	(322)	(5.637)
- Evaluación grupal	-	(21.739)	(3.297)	(38.090)	(3.354)	(66.480)
Totales provisiones y castigos	(78)	(26.976)	(3.297)	(38.090)	(3.676)	(72.117)

Provisiones liberadas
- Evaluación individual	-	3.814	-	-	-	3.814
- Evaluación grupal	-	1.373	59	82	117	1.631
Totales provisiones liberadas	-	5.187	59	82	117	5.445

Recuperación de créditos castigados	-	1.328	355	5.883	-	7.566

Cargos netos a resultado	(78)	(20.461)	(2.883)	(32.125)	(3.559)	(59.106)

	Créditos y cuentas por cobrar a clientes
Por el período de 06 meses terminado	Créditos	Créditos	Créditos	Créditos de	Créditos
al 30 de Junio de 2010	interbancarios	comerciales	hipotecarios	consumo	contingentes	Total
	MM$	MM$	MM$	MM$	MM$	MM$

Provisiones y castigos
- Evaluación individual	(83)	(29.713)	-	-	(1.339)	(31.135)
- Evaluación grupal	-	(32.333)	(8.021)	(82.195)	(4.595)	(127.144)
Totales provisiones y castigos	(83)	(62.046)	(8.021)	(82.195)	(5.934)	(158.279)

Provisiones liberadas
- Evaluación individual	17	7.907	-	-	-	7.924
- Evaluación grupal	-	2.525	177	1.309	210	4.221
Totales provisiones liberadas	17	10.432	177	1.309	210	12.145

Recuperación de créditos castigados	-	3.233	928	11.378	-	15.539

Cargos netos a resultado	(66)	(48.381)	(6.916)	(69.508)	(5.724)	(130.595)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°28 - REMUNERACIONES Y GASTOS DEL PERSONAL:

a)	Composición del gasto por remuneraciones y gastos del personal:

	Por el trimestre terminado al 30 de Junio de		Por el período de 06 meses terminados al 30 de Junio de
	2011	2010	2011	2010
	MM$	MM$	MM$	MM$

Remuneraciones del personal	47.066	43.676	83.564	76.875
Bonos o gratificaciones	15.178	15.050	32.772	30.667
Beneficios basados en instrumentos de capital	540	489	1.156	1.015
Indemnización por años de servicio	3.295	1.846	5.406	3.633
Planes de pensiones	312	241	867	585
Gastos de capacitación	267	385	906	513
Sala cuna y jardín infantil	370	56	853	313
Fondos de salud	624	646	1.201	1.203
Fondo bienestar	109	114	218	226
Otros gastos de personal	2.894	3.499	6.553	6.561
Totales	70.655	66.002	133.496	121.591

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°29- GASTOS DE ADMINISTRACIÓN:

Al 30 de Junio de 2011 y 2010, la composición del rubro es la siguiente:

	Por el trimestre terminado al 30 de Junio de		Por el período de 06 meses terminado al 30 de Junio de
	2011	2010	2011	2010
	MM$	MM$	MM$	MM$

Gastos generales de administración
Mantenimiento y reparación de activo fijo	3.055	2.585	5.972	5.467
Arriendos de oficina	6.121	3.699	12.204	7.202
Arriendo de equipos	21	38	61	84
Primas de seguro	570	302	1.135	592
Materiales de oficina	1.522	1.662	3.266	3.188
Gastos de informática y comunicaciones	5.355	5.107	10.510	10.679
Alumbrado, calefacción y otros servicios	1.230	1.321	2.298	2.676
Servicio de vigilancia y transporte de valores.	2.740	2.481	5.653	4.994
Gastos de representación y desplazamiento del personal	1.022	818	2.014	1.750
Gastos judiciales y notariales	1.377	1.004	3.059	2.019
Honorarios por informes técnicos y otros servicios	1.469	1.428	2.640	2.822
Otros gastos generales de administración	544	475	1.041	857
Servicios subcontratados
Servicios subcontratados	6.347	5.173	13.175	9.874
Otros	3.192	3.117	5.703	6.562
Gastos del directorio
Remuneraciones del directorio	283	224	640	399
Gastos Marketing
Publicidad y propaganda	4.402	4.145	7.062	8.171
Impuestos, contribuciones, aportes
Contribuciones de bienes raíces	450	352	866	861
Patentes	380	421	828	852
Otros impuestos	2	3	4	6
Aporte a la SBIF	1.453	1.352	2.906	2.705

Totales	41.535	35.707	81.037	71.760

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°30 – DEPRECIACIONES, AMORTIZACIONES Y DETERIOROS:

a)	Los valores correspondientes a cargos a resultados por concepto de depreciaciones y amortizaciones durante Junio de 2011 y 2010, se detallan a continuación:

	Por el trimestre terminado al 30 de Junio de		Por el período de 06 meses terminado al 30 de Junio de
	2011	2010	2011	2010
	MM$	MM$	MM$	MM$

Depreciaciones y amortizaciones
Depreciación del activo fijo	(5.022)	(5.323)	(9.851)	(10.714)
Amortizaciones de intangibles	(7.922)	(7.269)	(16.433)	(14.219)
Subtotales	(12.944)	(12.592)	(26.284)	(24.933)
Deterioro del activo fijo	(27)	(3.686)	(32)	(3.702)

Totales	(12.971)	(16.278)	(26.316)	(28.635)

b)	La conciliación entre los valores libros y los saldos al 31 de Diciembre de 2010, al 01 de Enero de 2010 y 2011 y los saldos de 30 de Junio de 2011, es el siguiente:

	Depreciación, amortización y deterioro
	2011
	Activo fijo	Intangibles	Total
	MM$	MM$	MM$

Saldos al 01 de Enero de 2011	(69.376)	(78.329)	(147.780)
Cargos por depreciación, y amortización del ejercicio	(9.851)	(16.433)	(26.284)
Bajas y ventas del ejercicio	5.749	-	5.749

Saldos al 30 de Junio de 2011	(68.478)	(94.762)	(163.315)

	Depreciación, amortización y deterioro
	2010
	Activo fijo	Intangibles	Total
	MM$	MM$	MM$

Saldos al 01 de Enero de 2010	(42.979)	(51.101)	(94.155)
Cargos por depreciación, y amortización del ejercicio	(22.175)	(27.228)	(49.403)
Bajas y ventas del ejercicio	778	-	778

Saldos al 31 de Diciembre de 2010	(64.376)	(78.329)	(142.780)

Al 30 de Junio de 2011, el importe del deterioro de activo fijo asciende a MM$32 por concepto de siniestros de cajeros automáticos.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°31 - OTROS INGRESOS Y GASTOS OPERACIONALES:

a)	Otros ingresos operacionales está conformado por los siguientes conceptos:

	Por el trimestre terminado al 30 de Junio de		Por el período de 06 meses terminado al 30 de Junio de
	2011	2010	2011	2010
	MM$	MM$	MM$	MM$

Ingresos por bienes recibidos en pago
Resultado venta de bienes recibidos en pago	914	629	1.754	893
Recupero de castigos y resultados bienes recibidos en pago	1.299	205	2.110	805
Subtotales	2.213	834	3.864	1.698
Resultados por venta en participación en sociedades	-	-	-	-
Utilidad en venta en participación en otras sociedades	-	-	-	-
Subtotales	-	-	-	-
Otros ingresos
Arriendos	771	201	777	307
Resultado por venta de activo fijo (*)	78	13.047	809	13.195
Recupero provisiones por contingencias	(128)	2.648	5	7.035
Indemnizaciones de compañías de seguros por terremoto	95	2.663	116	2.663
Dividendos percibidos por participación en otras sociedades	-	-	8	-
Otros	280	(233)	280	-
Subtotales	1.096	18.326	1.995	23.200

Totales	3.309	19.160	5.859	24.898

(*) Durante el mes de Marzo de 2011, Banco Santander Chile vendió 1 sucursal. Al momento de la venta el valor contable de este bien era de MM$ 48, su precio de venta fue por un total de MM$ 165, generando una utilidad de MM$ 116.

(*) Con fecha 30 de Abril y 30 de Junio de 2010, Banco Santander Chile, realiza las siguientes ventas de sucursales: 5 sucursales en Abril generando un resultado MM$6.620 y 11 sucursales en Junio generando un resultado por MM$6.355.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°31 - OTROS INGRESOS Y GASTOS OPERACIONALES, continuación:

b)	Otros gastos operacionales está conformado por los siguientes conceptos:

	Por el trimestre terminado al 30 de Junio de		Por el período de 06 meses terminado al 30 de Junio de
	2011	2010	2011	2010
	MM$	MM$	MM$	MM$

Provisiones y gastos de bienes recibidos en pago
Castigos de bienes recibidos en pago	1.873	401	5.331	1.548
Provisiones por bienes recibidos en pago	752	883	1.277	2.300
Gastos por mantención de bienes recibidos en pago	644	474	1.435	1.192
Subtotales	3.269	1.758	8.043	5.040

Gastos de tarjetas de crédito
Gastos de tarjetas de crédito	473	625	1.344	1.536
Membresías tarjetas de crédito	1.012	865	1.967	1.598
Subtotales	1.485	1.490	3.311	3.134

Servicios a clientes	2.689	2.387	4.587	4.738

Otros gastos
Castigos operativos	1.418	630	3.302	979
Pólizas de seguros de vida y seguros generales de productos	1.316	1.487	3.122	2.804
Impuesto adicional por gastos pagados al exterior	992	598	2.026	995
Provisiones por contingencias	(3.590)	4.908	3.293	5.074
Otros	1.221	445	1.729	1.866
Subtotales	1.357	8.068	13.472	11.718

Totales	8.800	13.703	29.413	24.630

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°32 - OPERACIONES CON PARTES RELACIONADAS:

Se consideran “partes relacionadas” al Banco, adicionalmente a las entidades dependientes y asociadas, el “personal clave” de la Dirección del Banco (miembros del Directorio del Banco y además los Gerentes de Banco Santander Chile y sus afiliadas, junto a sus familiares cercanos), así como las entidades sobre las que el personal clave pueda ejercer influencia significativa o control.

Adicionalmente, el Banco ha considerado como parte relacionada a las diferentes sociedades que forman parte del Grupo Santander a nivel mundial, en el entendido, que todas ellas poseen una matriz común, esto es, Banco Santander S.A. (radicada en España).

El artículo 89 de la Ley sobre Sociedades Anónimas, que se aplica también a los bancos, establece que cualquier operación con una parte relacionada debe efectuarse en condiciones de equidad, similares a las que habitualmente prevalecen en el mercado.

Por otra parte, el artículo 84 de la Ley General de Bancos establece límites para los créditos que pueden otorgarse a partes relacionadas y la prohibición de otorgar créditos a los directores, gerentes o apoderados generales del banco.

A continuación se indican las transacciones realizadas por el Banco con las partes relacionadas a éste, para su mejor comprensión, hemos dividido la información en cuatro categorías:

Sociedades del Grupo Santander

Esta categoría incluye a todas las sociedades pertenecientes al Grupo Santander a nivel mundial, y por tanto, incluye también aquellas sociedades donde el Banco ejerce algún grado de control (entidades dependientes y propósito especial).

Empresas asociadas

Esta categoría se incluyen a aquellas entidades donde el Banco, de acuerdo a lo señalo en la letra b) de la Nota 01 de los presentes Estados Financieros Intermedios Consolidados, ejerce algún grado influencia significativa sobre estas y que, en general, corresponden a las denominadas “sociedades de apoyo al giro”.

Personal clave

Esta categoría incluye a los miembros del Directorio del Banco y además los gerentes de Banco Santander Chile y sus afiliadas, junto a sus familiares cercanos.

Otros

En esta categoría se incluyen a aquellas partes relacionadas no incluidas en los grupos anteriormente descritos y que, en general, corresponden a aquellas entidades sobre las que el personal clave pueda ejercer influencia significativa o control.

Las condiciones de las transacciones con las partes vinculadas son equivalentes a las que se dan en transacciones hechas en condiciones de mercado o se han imputado las correspondientes retribuciones en especie.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°32 - OPERACIONES CON PARTES RELACIONADAS, continuación:

a)	Créditos con partes relacionadas:

A continuación se muestran los créditos y cuentas por cobrar además de los créditos contingentes, correspondientes a entidades relacionadas:

	Al 30 de Junio de 2011				Al 31 de Diciembre de 2010
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Créditos y cuentas por cobrar
Colocaciones comerciales	39.844	664	2.328	66.764	36.966	670	2.478	14.015
Colocaciones para vivienda	-	-	15.676	-	-	-	15.157	-
Colocaciones de consumo	-	-	1.886	-	-	-	2.182	-
Créditos y cuentas por cobrar	39.844	664	19.890	66.764	36.966	670	19.817	14.015

Provisión sobre colocaciones	(47)	(1)	(35)	(27)	(112)	(1)	(87)	(14)
Colocaciones netas	39.797	663	19.855	66.737	36.854	669	19.730	14.001

Garantías	31.871	-	18.091	1.206	7.641	-	18.649	1.359

Créditos contingentes
Avales y fianzas	-	-	-	-	-	-	-	-
Cartas de crédito	941	-	-	-	2.964	-	-	-
Boletas de garantía	11.487	-	-	253	12.307	-	-	84
Créditos contingentes	12.428	-	-	253	15.271	-	-	84

Provisiones sobre créditos contingentes	(8)	-	-	-	(1)	-	-	-

Colocaciones contingentes netas	12.420	-	-	253	15.270	-	-	84

El movimiento de créditos con partes relacionadas  al 30 de Junio de 2011 y 31 de Diciembre de  2010  ha sido el siguiente:

	Al 30 de Junio de				Al 31 de Diciembre de
	2011				2010
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Saldo al 01 de Enero de	52.237	670	19.818	14.099	147.843	914	17.339	108.631
Nuevos préstamos	31.930	3	2.461	54.641	11.954	256	6.901	11.600
Pagos	(31.895)	(10)	(2.389)	(1.723)	(107.560)	(500)	(4.422)	(106.132)

Saldos al 30 de Junio de	52.272	663	19.890	67.017	52.237	670	19.818	14.099

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°32 - OPERACIONES CON PARTES RELACIONADAS, continuación:

b)	Activos y pasivos con partes relacionadas

	Al 30 de Junio de				Al 31 de Diciembre de
	2011				2010
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activos
Efectivo y depósito en Bancos	59.038	-	-	-	34.104	-	-	-
Instrumentos para negociación	-	-	-	-	-	-	-	-
Contratos de retrocompra y préstamos de valores	-	-	-	-	-	-	-	-
Contratos de derivados financieros	598.322	-	-	-	541.737	-	-	-
Instrumentos de inversión disponibles para la venta	-	-	-	-	-	-	-	-
Otros activos	24.076	-	-	-	22.072	-	-	-

Pasivos
Depósitos y otras obligaciones a la vista	6.317	3.885	1.856	6.441	9.905	6.014	1.311	4.128
Contratos de retrocompra y préstamos de valores	49.130	-	-	-	47.636	-	-	-
Depósitos y otras captaciones a plazo	866.013	-	1.732	40.306	320.622	-	1.657	48.749
Contratos de derivados financieros	284.212	-	-	-	317.601	-	-	-
Instrumentos de deuda emitidos	10.314	-	-	-	9.392	-	-	-
Otras obligaciones financieras	138.287	-	-	-	153.913	-	-	-
Otros pasivos	1.517	-	-	-	2.782	-	-	-

c)	Resultados reconocidos con partes relacionadas

	Por el trimestre terminado al 30 de Junio de				Por el trimestre terminado al 30 de Junio de
	2011				2010
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Ingreso (gasto) reconocido
Ingresos y gastos por intereses y reajustes	(2.072)	18	387	2.178	(2.460)	18	307	36
Ingresos y gastos por comisiones y servicios	23.974	17	26	56	18.990	10	29	(15)
Utilidad neta de operaciones financieras y resultados de cambio (*)	14.177	-	(14)	(1.958)	(31.373)	-	(14)	(3.078)
Otros ingresos y gastos de operación	(1.053)	-	-	-	(1.057)	-	-	-
Remuneraciones y gastos del personal clave	-	-	(7.656)	-	-	-	(6.779)	-
Gastos de administración y otros	(6.305)	(6.332)	-	-	(5.426)	(6.170)	-	-

Totales	28.721	(6.297)	(7.257)	(4.080)	(21.326)	(6.142)	(6.457)	(3.057)

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°32 - OPERACIONES CON PARTES RELACIONADAS, continuación:

	Por el período de 06 meses terminado al 30 de Junio de				Por el período de 06 meses terminado al 30 de Junio de
	2011				2010
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Ingreso (gasto) reconocido
Ingresos y gastos por intereses y reajustes	(5.127)	30	661	(1.971)	(4.998)	30	481	545
Ingresos y gastos por comisiones y servicios	39.713	21	56	90	32.179	28	58	52
Utilidad neta de operaciones financieras y resultados de cambio (*)	(1.814)	-	(14)	(2.701)	(53.823)	-	(11)	(4.998)
Otros ingresos y gastos de operación	(2.478)	-	-	-	(2.265)	-	-	-
Remuneraciones y gastos del personal clave	-	-	(16.592)	-	-	-	(13.747)	-
Gastos de administración y otros	(12.101)	(11.481)	-	-	(10.627)	(10.447)	-	-

Totales	18.193	(11.430)	(15.889)	(4.582)	(39.534)	(10.389)	(13.219)	(4.401)

 (*) Corresponde a contratos de derivados que cubren posiciones del Grupo en Chile.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°32 - OPERACIONES CON PARTES RELACIONADAS, continuación:

d)	Pagos al Directorio y personal clave de la gerencia

Las remuneraciones recibidas por el personal clave de la dirección, dentro de los cuales se considera el Directorio y todos los ejecutivos con cargo de Gerente, que se presentan en el rubro “Remuneraciones y gastos de personal” y/o “Gastos de administración” del Estado Consolidado de Resultados, corresponden a las siguientes categorías:

	Por el trimestre terminado al 30 de Junio de		Por el período de 06 meses terminado al 30 de Junio de
	2011	2010	2011	2010
	MM$	MM$	MM$	MM$

Remuneraciones del personal	3.945	3.601	7.823	7.117
Remuneraciones del Directorio	231	224	458	399
Bonos o gratificaciones	2.661	2.203	5.622	4.488
Compensaciones en acciones	383	324	766	840
Gastos de capacitación	47	14	59	14
Indemnizaciones por años de servicios	-	3	680	3
Fondos de salud	66	59	130	117
Otros gastos de personal	105	(153)	660	185
Plan de pensiones	312	504	394	584
Totales	7.750	6.779	16.592	13.747

e)	Conformación del personal clave

Al 30 de Junio de 2011 y al 31 de Diciembre de 2010, la conformación del personal clave del Banco se encuentra conformada de la siguiente forma.

	N° de ejecutivos
Cargos	Al 30 de Junio de	Al 31 de Diciembre de
	2011	2010

Directores	12	13
Gerentes de división	19	18
Gerentes de área	83	82
Gerentes	65	68

Totales personal clave	179	181

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°33 - VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS:

El valor razonable se define como la cantidad a la que un instrumento financiero (activo o pasivo) podría ser entregado o liquidado, respectivamente, en esa fecha entre dos partes, independientes y expertas en la materia, que actuasen libre y prudentemente, o sea no en una venta forzada o liquidación. La referencia más objetiva y habitual del valor razonable de un activo o pasivo es el precio cotizado que se pagaría por él en un mercado organizado y transparente (“valor razonable estimado”).

Para aquellos instrumentos financieros sin los precios de mercado disponibles, los valores razonables se han estimado utilizando transacciones recientes de instrumentos análogos y, en su defecto, los valores actuales u otras técnicas de valuación basadas en modelos matemáticos de valoración suficientemente contrastados por la comunidad financiera internacional. En la utilización de estos modelos, se tienen en consideración las peculiaridades específicas del activo o pasivo a valorar y, muy especialmente, los distintos tipos de riesgos que el activo o pasivo lleva asociados.

Estas técnicas son inherentemente subjetivas y se ven significativamente afectadas por los supuestos utilizados, incluyendo la tasa de descuentos, las estimaciones de flujos de efectivo futuros y las hipótesis de prepago. En ese sentido, pueden dar lugar a que el valor razonable así estimado de un activo o pasivo no coincida exactamente con el precio al que el activo o pasivo podría ser entregado o liquidado en la fecha de su valoración y no puedan ser justificadas en comparación con mercados independientes.

Medida del valor razonable y jerarquía

La NIC 39 establece una jerarquía de valor razonable, que segrega los insumos y/o supuestos de técnicas de valoración utilizados para medir el valor razonable de instrumentos financieros. La jerarquía brinda la máxima prioridad a precios cotizados no ajustados en mercados activos, para activos o pasivos idénticos (nivel 1) y la más baja prioridad a las medidas que implican importantes entradas o insumos no observables (nivel 3 mediciones). Los tres niveles de la jerarquía de valor razonable son los siguientes:

• Nivel 1:	entradas/insumos con precios cotizados (no ajustados) en mercados activos para activos y pasivos idénticos para los cuales el Banco tiene la capacidad de acceder a la fecha de medición.

• Nivel 2:	entradas/insumos distintas a los precios cotizados incluidos en el Nivel 1 que son observables para activos o pasivos, directa o indirectamente.

• Nivel 3:	entradas/insumos no observables para el activo o pasivo.

El nivel en la jerarquía en el que una medición se clasifica, se basa en el nivel más bajo de la entrada/insumo que es significativo para la medición como tal del valor razonable en su totalidad.

La mejor evidencia del valor razonable de un instrumento financiero en el momento inicial es el precio de la transacción observado en el mercado (Nivel 1).

En los casos donde no puedan observarse cotizaciones, la dirección realiza su mejor estimación del precio que el mercado fijaría utilizando para ello sus propios modelos internos que utilizan en la mayoría de los casos datos basados en parámetros observables de mercado como inputs significativos (Nivel 2) y, en limitadas ocasiones, utilizan inputs significativos no observables en datos de mercado (Nivel 3). Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado.

Los instrumentos financieros a valor razonable y determinados por cotizaciones publicadas en mercados activos (Nivel 1) comprenden:

1) Bonos del Gobierno y Tesorería de Chile.

En el caso que los instrumentos no sean observables en mercado en un 100% , sin embargo, el precio es función de otros precios que si son observables en mercado (Nivel 2) comprenden:

1) Letras hipotecarias.
2) Papel privado.
3) Depos.
4) Swaps Cámara Promedio.
5) Forward de FX e Inflación.
6) Cross Currency Swaps (CCS)
7) Opciones FX.
8) Interest Rarte Swap (IRS) FX

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°33 - VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación:

En limitadas ocasiones, se utilizan inputs no observables en datos de mercado (Nivel 3). Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado o un mix con datos que si son observables:

Los siguientes instrumentos financieros son clasificados a nivel 3:

Tipo de instrumento financiero	Modelo utilizado en valoración	Descripción
• Caps/Floors/Swaptions	Modelo Black Normal para Cap/Floors y Swaptions	No hay input observable de volatilidad implícita.

• Opciones UF	Black – Scholes	No hay input observable de volatilidad implícita.

• CCS con Ventana	Hull-White	Modelo Hibrido HW para tasas y moción browniana para FX. No hay input observable de volatilidad implícita.

• CCS (contratos especiales)	FRA Implícito	Start Fwd no soportadas por MUREX (plataforma) debido a la estimación UF fwd.

• CCS, IRS, CMS en TAB	Varios	Valorización obtenida usando curva de interés interpolando a vencimiento de flujos, no obstante TAB no es una variable directamente observable ni correlacionada a ningún insumo de mercado.
• Certificados (en nuestro caso bonos de baja liquidez)	Varios	Valorización utilizando precios de instrumentos de similares características más una tasa de castigo por iliquidez

La siguiente tabla presenta los activos y pasivos que son medidos a valor razonable en una base recurrente, al 30 de Junio de 2011 y 31 de Diciembre de  2010:

	Medidas de valor razonable
30 de Junio de	2011	Nivel 1	Nivel 2	Nivel 3
	MM$	MM$	MM$	MM$

Activos
Instrumentos para negociación	609.331	597.802	11.529	-
Instrumentos disponibles para la venta	2.627.373	2.216.429	410.662	282
Derivados	1.441.765	-	1.347.939	93.826
Totales	4.678.469	2.814.231	1.770.130	94.108

Pasivos
Derivados	1.349.897	-	1.346.936	2.961
Totales	1.349.897	-	1.346.936	2.961

	Medidas de valor razonable
31 de Diciembre de	2010	Nivel 1	Nivel 2	Nivel 3
	MM$	MM$	MM$	MM$

Activos
Instrumentos para negociación	379.670	348.638	31.032	-
Instrumentos disponibles para la venta	1.473.980	1.097.487	376.224	269
Derivados	1.624.378	-	1.520.339	104.039
Totales	3.478.028	1.446.125	1.927.595	104.308

Pasivos
Derivados	1.643.979	-	1.638.557	5.422
Totales	1.643.979	-	1.638.557	5.422

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°33 - VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación:

La siguiente tabla presenta la actividad del Banco para activos y pasivos medidos a valor justo en base recurrente usando entradas significativas sin observar (nivel 3) al 30 de Junio de 2011 y 2010:

	Activos	Pasivos
	MM$	MM$

Al 01 de Enero de 2011	104.308	(5.422)

Ganancias (pérdidas) totales realizadas y no realizadas:
Incluidas en ganancias	(10.213)	2.461
Incluidas en resultados integrales	13	-
Compras, emisiones y colocaciones (netas)	-	-

Al 30 de Junio de 2011	94.108	(2.961)

Ganancias o pérdidas totales incluidas en resultado del 2011 atribuibles al cambio en ganancias (pérdidas) no realizadas relativas a activos o pasivos al 30 de Junio de 2011	(10.200)	2.461

	Activos	Pasivos
	MM$	MM$

Al 01 de Enero de 2010	212.218	(468.848)

Ganancias (pérdidas) totales realizadas y no realizadas:
Incluidas en ganancias	(172.884)	459.059
Incluidas en resultados integrales	-	-
Compras, emisiones y colocaciones (netas)	-	-

Al 30 de Junio de 2010	39.334	(9.789)

Ganancias o pérdidas totales incluidas en resultado del 2010 atribuibles al cambio en ganancias (pérdidas) no realizadas relativas a activos o pasivos al 30 de Junio de 2010	(172.484)	459.059
Las ganancias (pérdidas) realizadas y no realizadas incluidas en resultado para el año 2011 y 2010 de los activos y pasivos valorados a valor razonable sobre una base recurrente mediante significativas entradas no observables (Nivel 3), se registran en el Estado de Resultados dentro del rubro “Utilidad neta de operaciones financieras”.

El efecto potencial al 30 de Junio de 2011 y 2010 sobre la valoración de los activos y pasivos valorados a valor razonable sobre una base recurrente mediante significativas entradas no observables (Nivel 3) que se derivaría de un cambio en las principales hipótesis en el caso de utilizar otras hipótesis razonablemente posibles menos favorables o más favorables que las empleadas, no es considerado significativo para el Banco.

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Junio de 2011 y 2010 y al 31 de Diciembre de 2010

NOTA N°34 - HECHOS POSTERIORES:

No existen hechos posteriores ocurridos entre el 01 de Julio de 2011 y la fecha de emisión de estos Estados Financieros Intermedios Consolidados (25 de Julio de 2011) que revelar.

FELIPE CONTRERAS FAJARDO Gerente de Contabilidad	CLAUDIO MELANDRI HINOJOSA Gerente General